UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-36894

SOLAREDGE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-5338862**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
1 HaMada Street	
Herziliya Pituach, Israel	**4673335**
(Address of Principal Executive Offices)	**(Zip Code)**

972 (9) 957-6620
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	**Name of each exchange on which registered**
Common stock, par value $0.0001 per share	SEDG	**NASDAQ (Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or "emerging growth company". See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company
☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter was approximately $15.1 billion (assuming that the registrant's only affiliates are its officers, directors and non-institutional 10% stockholders) based upon the closing market price on that date of $273.68 per share as reported on the Nasdaq Global Select Market.

As of February 10, 2023, there were 56,146,608 shares of the registrant's common stock, par value of $0.0001 per share, outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


The information required by Part III of this report, to the extent not set forth herein, is incorporated herein by reference from our definitive proxy statement relating to the Annual Meeting of Stockholders to be held in 2023, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the annual period to which this report relates.

FISCAL YEAR FORM 10-K

TABLE OF CONTENTS

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	32
Item 4.	Mine Safety Disclosures	32

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6.	Reserved	
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	F - 1
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	50
Item 9A.	Controls and Procedures	50
Item 9B.	Other Information	51
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	51

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	52
Item 14.	Principal Accountant Fees and Services	52

PART IV

Item 15.	Exhibits, Financial Statement Schedules	53
Item 16	Form 10-K Summary	54
	Signatures	55

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that are based on our management's expectations, estimates, projections, beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Item 1. Business," "Item 1A. Risk Factors" "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk". This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, new products and services, financing and investment plans, competitive position, industry and regulatory environment, effects of acquisitions, growth opportunities, and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "seek," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would," or similar expressions and the negatives of those terms.

 Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this filing. Important factors that could cause actual results to differ materially from our expectations include those discussed in Item 1A, Risk Factors, as well as those discussed elsewhere in this Annual Report on Form 10-K, including:

- future demand for renewable energy including solar energy solutions;
- changes to net metering policies or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar energy applications;
- changes in the U.S. trade environment, including the recent imposition of import tariffs;
- federal, state, and local regulations governing the electric utility industry with respect to solar energy;
- changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Inflation Reduction Act;
- the retail price of electricity derived from the utility grid or alternative energy sources;
- interest rates and supply of capital in the global financial markets in general and in the solar market specifically;
- competition, including introductions of power optimizer, inverter and solar photovoltaic ("PV") system monitoring products by our competitors;
- developments in alternative technologies or improvements in distributed solar energy generation;
- historic cyclicality of the solar industry and periodic downturns;
- product quality or performance problems in our products;
- our ability to forecast demand for our products accurately and to match production with demand;
- our dependence on ocean transportation to timely deliver our products in a cost-effective manner;
- our dependence upon a small number of outside contract manufacturers and limited or single source suppliers;
- capacity constraints, delivery schedules, manufacturing yields, and costs of our contract manufacturers and availability of components;
- delays, disruptions, and quality control problems in manufacturing;
- shortages, delays, price changes, or cessation of operations or production affecting our suppliers of key components;
- existing and future responses to and effects of Covid-19;
- business practices and regulatory compliance of our raw material suppliers;
- performance of distributors and large installers in selling our products;
- our customers' financial stability, creditworthiness and debt leverage ratio;
- our ability to retain key personnel and attract additional qualified personnel;
- our ability to effectively design, launch, market, and sell new generations of our products and services;
- our ability to maintain our brand and to protect and defend our intellectual property;
- our ability to retain, and events affecting, our major customers;
- our ability to manage effectively the growth of our organization and expansion into new markets;
- our ability to integrate acquired businesses;
- fluctuations in global currency exchange rates;
- unrest, terrorism, or armed conflict in Israel;

- macroeconomic conditions in our domestic and international markets, as well as inflation concerns, rising interest rates and recessionary concerns;
- consolidation in the solar industry among our customers and distributors;
- our ability to service our debt; and
- the other factors set forth under "Item 1A. Risk Factors."

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1. Business

Introduction

We are a leading provider of an optimized inverter solution that changed the way power is harvested and managed in photovoltaic (also known as PV) systems. Our direct current, or DC, optimized inverter system maximizes power generation while lowering the cost of energy produced by the PV system for improved return on investment, or ROI. Additional benefits of the DC optimized inverter system include: comprehensive and advanced safety features, improved design flexibility, efficient integration (DC coupled) with SolarEdge storage solutions, and improved operation and maintenance, or O&M, with remote monitoring at the module-level. The typical SolarEdge optimized inverter system consists of inverters, Power Optimizers, a communication device which enables access to a cloud-based monitoring platform and, in many cases, a battery and additional smart energy management solutions. Our solutions address a broad range of solar market segments, from residential to commercial and small utility scale solar installations. Since we began commercial shipments in 2010, we have shipped approximately 40.0 gigawatts ("GW") of our DC optimized inverter systems and our products have been installed in solar PV systems in 133 countries.

Since introducing the optimized inverter solution in 2010, SolarEdge has expanded its activity to other areas of smart energy technology, both through organic growth and through acquisitions. By leveraging world-class engineering capabilities and with a relentless focus on innovation, SolarEdge now offers energy solutions which also include energy storage systems, or ESS, home backup systems, electric vehicle, or EV, components and charging capabilities, home energy management, grid services and virtual power plants, or VPPs, and lithium-ion batteries.

We primarily sell our products indirectly to thousands of solar installers through large distributors and electrical equipment wholesalers and directly to large solar installers and engineering, procurement, and construction firms, or EPCs. Our customers include leading providers of solar PV systems to residential and commercial end users, key solar distributors, and electrical equipment wholesalers, as well as several PV module manufacturers that offer PV modules integrated with our Power Optimizers referred to as "smart modules".

The PV industry is surveyed by IHS Markit (S&P Global), an analytics company that ranked SolarEdge as the top PV inverter supplier world-wide by revenues, as of their published "IHS PV Inverter Market Tracker - Fourth Quarter 2022". As of December 31, 2022, we have shipped in the aggregate approximately 107.6 million power optimizers and 4.5 million inverters. More than 3.1 million PV installations, many of which may include multiple inverters, are currently connected to and monitored through our cloud-based monitoring platform.

The SolarEdge Solution. Our DC optimized inverter system maximizes power generation at the individual PV module level while lowering the cost of energy produced by the solar PV system, providing module-level visibility, and enabling advanced, multilayer safety features. Our solution consists of inverters, Power Optimizers, a communication device which enables access to our cloud-based monitoring platform to address a broad range of solar market segments, from residential solar to commercial and small utility-scale solar installations. Additional smart energy features and hardware that can be added to our solution include a battery pack for energy storage and a home energy automation system, which enables greater savings for the system owner.

The key advantages of our solution over a traditional string inverter PV system include:

- *Maximized PV module power output.* Our Power Optimizers provide module-level Maximum Power Point Tracking or MPPT, and real-time adjustments of current and voltage to the optimal performance level of each individual PV module. This enables each PV module to continuously produce its maximum power potential independent of other modules in the same string, minimizing module mismatch and partial shading losses. By performing these adjustments at a very high rate, our Power Optimizers also solve the dynamic power losses associated with traditional inverters.

- *Optimized architecture with economies of scale.* Our system shifts certain functions of the traditional inverter to our Power Optimizers while keeping the DC to AC function and grid interaction in our inverter. As a result, our inverter is smaller, more efficient, more reliable and less expensive than inverters used in traditional PV systems. The cost savings that we have achieved on the inverter enable our system to be priced at a cost per watt that is comparable with traditional inverter systems of other leading manufacturers. As a PV system grows in size, our inverter benefits from economies of scale, making our technology viable for large commercial and utility-scale applications.

- ***Enhanced system design flexibility.*** Unlike a traditional inverter system that requires each string to be the same length, use the same type of PV modules and be positioned at the same angle toward the sun, our system allows significant design flexibility by enabling the installer to place PV modules in uneven string lengths and on multiple roof facets. This design flexibility:

    - Increases the amount of the available roof that can be utilized for power production. As a result, our system is significantly less prone to wasted roof space resulting from rooftop asymmetries and obstructions.

    - Reduces the number of field change orders. For example, some installers use remote tools to estimate the size and configuration of an installation in connection with the customer acquisition process. This is especially common for high-volume residential arrays, where an exhaustive survey of rooftop obstructions would be uneconomical. In some cases, installers discover that their preliminary design, based on remote tools, cannot be implemented due to unexpected shading or other obstructions. With traditional inverter system designs, an obstructed module may require a significant system redesign and a modification of the customer contract to accommodate the changed system design. Our DC optimized inverter solution enables an installer to compensate or adjust for most obstructions without materially changing the original design or requiring a modification to the customer contract.

- ***Reduced balance of system costs.*** Our DC optimized inverter system allows significantly longer strings to be connected to the same inverter (as compared to a traditional inverter system). This minimizes the cost of cabling, fuse boxes and other ancillary electric components. These factors result in easier installations with shorter design times and a lower initial cost per watt, while enabling larger installations per rooftop.

- ***Continuous monitoring and control to reduce operation and maintenance costs.*** Our cloud-based monitoring platform provides full data visibility at the module, string, inverter and system level. The data can be accessed remotely by any web-enabled device, allowing comprehensive analysis, immediate fault detection and alerts. These monitoring features reduce O&M costs for the system owner by identifying and locating faults, enabling remote testing and reducing field visits.

- ***Enhanced safety.*** We have incorporated module-level safety mechanisms in our system to protect installers, electricians and firefighters. Each Power Optimizer is configured to reduce output to 1 volt unless the Power Optimizer receives a fail-safe signal from a functioning inverter. As a result, if the inverter is shut down (e.g., for system maintenance, due to malfunction, in the event of a fire or otherwise), the DC voltage throughout the system is reduced to a safe level. Our DC optimized inverters comply with the applicable safety requirements of the regions in which they are sold, providing incremental cost savings to installers by eliminating the need for additional hardware such as DC breakers, switches or fire-proof ducts required by traditional inverter systems. In the U.S., the SolarEdge SafeDC feature is compliant with NEC 2014 & NEC 2017 Rapid Shutdown functionality, section 690.12. SolarEdge inverters also have a built-in safety feature designed to mitigate the effects of some arcing faults that may pose a risk of fire, in compliance with the UL1699B arc detection standard.

- ***High reliability.*** Solar PV systems are typically expected to operate for at least 25 years under harsh outdoor conditions. High reliability is critical and is facilitated by systems and components that have low heat generation, solid and stable materials, and an absence of moving parts. We have designed our system to meet these stringent requirements. Our Power Optimizers dissipate much less heat than microinverters because no DC-AC inversion occurs at the module level. As a result, less heat is dissipated beneath the PV module, which improves lifetime expectancy and the reliability of our power optimizers. Our Power Optimizers' high switching frequency allows the use of ceramic capacitors with a low, fixed rate of aging and a proven life expectancy in excess of 25 years. Furthermore, we use automotive-grade, application-specific integrated circuits ("ASICs") that embed many of the required electronics. This reduces the number of components and consequently the potential points of failure.

- ***Energy Storage.*** Our DC optimized inverter system allows solar energy to be directly stored in batteries without any conversion, thereby eliminating energy losses that are associated with such conversions and improving the ROI of PV battery systems.

- ***Energy Management.*** Strategically located at the intersection between PV modules, home usage, and the grid, inverters are well positioned to act as smart energy managers. Our smart inverters incorporate the management of PV energy, battery storage, smart devices, and grid interaction. By leveraging the smart energy management in our inverter, system owners can not only store solar energy but also optimize their PV energy consumption in order to increase their energy independence, take advantage of lower time-of-use rates, reduce electricity bills, and improve overall system ROI.

- • *Distributed Energy Generation.* As the electric grid transitions from centralized power stations to a network of distributed, renewable energy sources, our inverter acts as a local control system that can manage the energy resources underlying such a distributed network. Our inverters are therefore a key part of developing a distributed and interactive grid that can help support grid stability. One such example is inverter-enabled charging and discharging of batteries as part of a virtual power plant to help manage the load on the grid and support grid stability.

Our PV Solar Products Offering

SolarEdge began its commercial sales with a product offering of simplified inverters, Power Optimizers, and cloud-based monitoring platform. As the solar energy industry has evolved, SolarEdge has developed innovative solutions to further enhance smart energy technology, including inverters that include compatibility with batteries for increased self-consumption and storage, inverters that support EV charging, smart meters, smart energy devices (sockets, water heater controllers, load controllers, wireless relay) and smart PV modules. This product expansion has enabled us to increase average revenue per installation, or ARPI.

SolarEdge Power Optimizer. Our DC Power Optimizer is a highly reliable and efficient DC-to-DC converter which is either connected by installers to each PV module or embedded by PV module manufacturers into their modules as part of the manufacturing process of Smart Modules. Our Power Optimizer increases energy output from the PV module to which it is connected by continuously tracking the Maximum Power Point or MPP of each module and controlling its output voltage enabling the inverter's input voltage to remain fixed under a large variety of string configurations. This feature enhances flexibility in PV system design, enabling use of different string lengths in a single PV system connected to the same inverter, use of PV modules situated on multiple orientations connected to the same inverter and mixing different PV module types and brands in the same string. In addition, our Power Optimizers monitor the performance of each PV module and communicate this data to our inverter using our proprietary power line communication. In turn, the inverter transmits this information to our monitoring server.

Our Power Optimizers are designed to withstand high temperatures and harsh environmental conditions and contain multiple bypass features that localize faults and enable continued system operation in the vast majority of cases of Power Optimizer failure. Our Power Optimizers are compatible with the vast majority of modules on the market today and carry a 25-year product warranty. Our Power Optimizers are designed to be used with our inverters to provide power optimization. Monitoring and safety features can also be achieved with third party inverters by adding supplemental communications hardware. During the year ended December 31, 2022, the year ended December 31, 2021 and the year ended December 31, 2020, revenues derived from the sale of power optimizers represented 36.5%, 42.2% and 42.9% of total revenues, respectively.

SolarEdge Inverter. Our DC-to-AC inverters contain sophisticated digital control technology with efficient power conversion architecture resulting in superior solar power harvesting and high reliability, and are designed to work exclusively with our DC Power Optimizers. A proprietary power line communication receiver is integrated into each inverter, receiving data from our power optimizers, storing this data and transmitting it to our monitoring server when an internet connection exists. Since each string which is equipped with our power optimizers provides fixed input voltage to our inverter, the inverter is able to operate at its highest efficiency at all times and therefore is more cost effective, energy efficient and reliable.

Like our power optimizers, our inverters are designed to withstand harsh environmental conditions. Since the power rating of an inverter determines how many PV modules it can serve, larger installations require inverters with higher power ratings. We currently offer a single-phase inverter designed to address the residential market (1 kilowatt ("kW") to 11.4 kW) which is based on our HD-Wave technology and a three-phase inverter designed to address the residential market in certain European countries and Australia, as well as the commercial market (4 kW to 120 kW). Our single-phase inverters support a range of smart energy capabilities. In 2020, we launched the SolarEdge Energy Hub inverter and home backup solution for the U.S. residential market. The SolarEdge Energy Hub inverter contains built-in consumption monitoring, embedded revenue-grade production metering, integrated arc fault protection, rapid shutdown and is battery ready. In 2021, we launched the new SolarEdge Energy Hub inverter models ranging from 7.6 kW up to 11.4 kW PV power and 10.3 kW backup power. Both the SolarEdge Energy Hub inverter and the SolarEdge Home Battery, described below, are part of the new SolarEdge full residential solution, the "SolarEdge Home", an intelligent smart energy management system that allows homeowners to better manage and monitor solar energy production, consumption and backup storage in real time.

Our product offering also includes our commercial three-phase up to 120kw inverter with Synergy technology and enhanced power capabilities, which is designed to enable quick and easy installation and inventory management for the commercial market.

The vast majority of our inverters are sold with a 12 year warranty that is extendable to 20 or 25 years for an additional cost. During the year ended December 31, 2022, the year ended December 31, 2021 and the year ended December 31, 2020 revenues derived from the sale of inverters represented 36.6%, 42.2% and 44.0% of total revenues, respectively.

EV Charging Inverter. SolarEdge's EV charging inverter offers homeowners the ability to charge electric vehicles up to six times faster than a standard Level 1 charger through an innovative solar boost mode that utilizes grid and PV charging simultaneously. This inverter is the world's first EV charger with an integrated PV inverter. Reducing the burden of installing separately a standalone EV charger and a PV inverter, the EV charging inverter eliminates the need for additional wiring, conduit and a breaker installation. By installing an inverter that has an integrated EV charge, no additional dedicated circuit breaker is needed, saving space and eliminating the need for a potential upgrade to the main distribution panel.

Storage Solutions. In 2021, we launched our residential battery, the SolarEdge Home Battery a 10 kW single phase battery and, in 2022, we launched the 5 kW, three phase Home Battery. Both batteries integrate with our SolarEdge Home Hub family of inverters. The SolarEdge Home Battery gives homeowners the ability to power their homes even when the grid is off. The battery also works in tandem with the SolarEdge energy management system to optimize the use of solar energy in places where the feed-in tariffs are less favorable, maximizing self-consumption. The SolarEdge Home Battery connects with the SolarEdge inverter through DC-coupling, which minimizes the number of DC to AC conversions which are typical in competing technologies, saving energy and enabling higher efficiency. The solution is based on a single inverter for both solar PV and storage. To optimize self-consumption, the battery is charged and discharged to meet consumption needs and reduce the amount of power acquired from the grid. Also, with the SolarEdge backup solution, unused solar PV power is stored in a battery and used during a power outage, powering essential sources such as refrigerators and freezers, communication devices, lighting, and AC outlets. Our proprietary monitoring platform provides visibility into the battery's status, solar PV production, and self-consumption, while offering easy maintenance with remote access to inverter and battery software. Multiple batteries can be connected to a single SolarEdge Home Hub inverter, adding more available power to backup additional significant loads, such as air-conditioners, water heaters and EV chargers. In addition, SolarEdge inverters can be connected to third party batteries via the SolarEdge StorEdge solution, where batteries can perform both maximum self- consumption and backup functions.

Some existing SolarEdge systems can be upgraded with a storage solution for both backup or on-grid maximum self-consumption use.

SolarEdge Software. We offer a variety of professional software tools to support the complete PV planning, installation, monitoring and maintenance processes:

Our Designer platform is a free web-based tool that helps solar professionals plan, build and validate our residential and commercial systems from inception to installation.

Our "Mapper app" provides SolarEdge installers with an efficient, streamlined process for registering the physical layout of new PV sites in the SolarEdge monitoring platform. Installers use the Mapper app to scan SolarEdge Power Optimizer and inverter barcodes, creating a virtual map of the PV site in the monitoring platform to help facilitate remote diagnostics.

Making installations quick and simple, our "SetApp" is used to activate and configure SolarEdge inverters during commissioning directly through a smartphone.

In 2021, we launched the mySolarEdge application version 2.0 which enables system owners to easily track their real-time system production and household energy consumption, view their inverter and battery status for quick troubleshooting, and control the battery's back-up capabilities, all from the convenience of their mobile phones.

Our cloud-based monitoring platform collects power, voltage, current and system data sent from our inverters and Power Optimizers and allows users to view the data at the module level, string level, inverter level and system level from most browsers or from most smart phones and tablets. The monitoring software continuously analyzes data and

4

flags potential problems. The monitoring software includes features which are used on a routine basis by integrators, installers, maintenance staff, and system owners to improve a solar PV system's performance by maximizing solar power harvesting and reducing O&M costs by increasing system up-time and detecting PV module performance issues more effectively. Connection to the monitoring server is completed during installation by the installer. The installer then receives full access to system data through the monitoring software and can select the amount of data to be shared with the system owner.

Smart Energy Management. There are two separate energy technology industries that exist today: solar energy production and automation technology. Inverters are taking on an expanded role in energy management and automation and to address these market needs, we are developing and providing automation products. This line of products, when used with the SolarEdge PV solution, is designed to allow system owners to increase self-consumption by shifting energy usage to match peak solar PV production as well as offer a convenient, wireless control option over various building and/or home devices. An example of this solution would be using excess solar PV energy to heat water or the ability to remotely turn on/off certain power sources such as lighting or electrical appliances. The introduction of these products is dependent upon certification and region-specific needs and as such, these products are not yet available in all of the regions in which SolarEdge operates.

Grid Services. As the use of PV and storage continues to proliferate around the world, energy production is transitioning from a centralized system to a distributed network model, where energy is produced close to the location in which it is consumed and stored. This model creates an opportunity for new interconnected and decentralized energy networks offering improved grid reliability and stability, new energy services, and the reduction of grid infrastructure costs. SolarEdge grid services deliver near real-time aggregative control and data reporting, enabling the pooling of distributed energy resources — PV systems, battery storage, electric vehicle chargers, and loads — in the cloud for the creation of virtual power plants ("VPP"). SolarEdge grid services and VPP solution provide sophisticated management platforms to enable real-time, aggregated control of available energy resources to meet ever-changing supply needs and demand. Our distributed energy resources management system or DERMS application and application program interfaces ("APIs") are used by utilities for countering peak demand events. In 2022, SolarEdge continued to generate revenues from selling grid services in the U.S., Europe and Australia, including services provided to independent system operators, energy retailers, national installers and others.

Product Roadmap

Our products reflect the innovation focus and capabilities of our technology departments as well as the importance we place on creating value for our customers. Our core solar product roadmap is divided into five categories: Power Optimizers, inverters, software, energy storage, and smart energy management.

Power Optimizers. We currently sell our third and fourth generations of Power Optimizers (P-Series and S-Series, respectively) which were designed for fully automated assembly and are based on our third and fourth generation ASICs, respectively. A key element of our reliability strategy and a significant differentiator relative to our competitors, is our use of proprietary ASICs to control, among other things, our Power Optimizer's power conversion, safety features, and PV module monitoring. Instead of using large numbers of discrete components, our Power Optimizers uses a single proprietary ASIC, reducing the total number of components in an electrical circuit and improving reliability. In 2021, we launched our fourth generation Power Optimizers which uses fourth generation ASIC that provides higher efficiency and incorporates a new safety mechanism for PV systems called "the SolarEdge Sense Connect", that provides connector level fault detection. In 2022, we announced the launch of our next generation Commercial S-series Power Optimizers. Each new ASIC generation reduces the number of components required for any given functionality, adds more functions to the Power Optimizers, and meaningfully improves its efficiency. The efficiency improvement reduces the energy losses which in turn reduces the amount of heat dissipation. This enables design of a more cost-effective and usually smaller enclosure and also keeps the electronics cooler, thereby improving the Power Optimizer's reliability. Our research and development teams continuously work to further improve our ASICs and release new generations of this innovative technology.

Inverters. Our inverter roadmap includes both new products as well as additional capabilities for existing inverters. Our inverter roadmap is intended to serve four purposes: (i) expand addressable markets by developing new and larger inverters designed specifically for larger commercial installations and utility-scale projects; (ii) improve the electronics to increase the total power throughput while minimally changing the existing enclosure, thereby reducing the actual cost per watt and increasing economies of scale; (iii) improve ease of installation by integrating additional functionality required in certain installations in order to reduce costs of additional hardware and subcontractors' labor costs; and (iv) improve the inverter's functionality to serve as a hub for home energy management, integrating, controlling and optimizing the main home energy sources and loads.

Software. We continue to expand our software offering by introducing new tools and features. This includes both professional web-based software and system owner applications such as the fleet management platform, the site designer tool, the mySolarEdge consumer app, and installer applications.

Our cloud-based monitoring platform is continuously growing by the amount of data aggregated. We are continuously developing tools to accommodate our growth and further enhance our service offering. We plan to continue developing algorithms that detect and pinpoint problems that can impact power production in installed systems. We further plan to add more capabilities through our public API to allow users to integrate our system into their own systems and build and share useful applications based on monitoring data gathered by our software.

Energy Storage. Our residential storage solution, launched in 2021, is designed to integrate with our single-phase and three-phase inverters to provide optimal energy management, maximum efficiency, longer backup times and ease of use for the homeowners. Our DC-coupled SolarEdge Home Battery are currently available in North America, Europe and Australia and are expected to be introduced to additional global markets. We expect to continue to expand our storage solutions to cover more applications, improve battery management, efficiency and integration with energy management systems.

Smart Energy Management. Our smart energy management offering manages and controls PV production, home consumption, storage, and home generator and grid interaction. It is designed to automatically use excess PV power to increase self-consumption of solar energy, and reduce energy bills and carbon footprints. The offering controls electrical loads such as, pool pumps, fans, lighting and other home appliances by using our smart energy devices such as smart sockets, smart switch relays and more, and is able to divert excess solar energy to heat water. We are developing new features and capabilities for the smart energy suite which is constantly evolving. Specifically, we have current plans to add the ability to control additional energy loads and are developing capabilities for the commercial segment. We also plan on expanding the availability of our smart energy products, including smart energy management devices, to new geographies and use cases.

Products from Non-Solar Businesses

Since introducing our DC optimized inverter solution in 2010, we have expanded our activity to other areas of smart energy solutions, both through organic growth and through acquisitions. These include product offerings in the areas of energy storage systems or ESS and backup including our own lithium-ion cells and electric vehicle also knows as EV components. More specifically, in 2022, we continued to supply full electrical powertrain units and batteries for the production of the "E-Ducato" light commercial vehicle in Europe. In addition, we began producing and shipping cells from Sella 2, our own Li-Ion cell and battery factory in Korea in the end of 2022. The factory is expected to reach full manufacturing capacity during 2023. Our non-solar businesses allow us to offer a variety of products and solutions in addition to the SolarEdge solution, in adjacent markets.

New Products or Product Categories

We continuously evaluate opportunities to expand our product offerings and services to our customers. We may from time to time develop new products or services that are a natural extension of our existing business, or may engage in acquisitions of businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergistic opportunities.

Sales and Marketing Strategy

Our solar business strategy is to focus on penetrating new geographic regions and increasing our market share. More specifically, we focus on markets where electricity prices, irradiance and government policies make solar PV installations economically viable. Our solar products have been installed in 133 countries.

We target our sales and marketing efforts to the largest distributors, electrical equipment wholesalers, EPC contractors and installers in each of the countries where we operate. We anticipate that an increasing percentage of solar PV equipment sales will also occur through electrical equipment wholesalers who sell to a broad range of electrical contractors, and we are focused on cultivating these global relationships. As of December 31, 2022, based on the number of installer accounts on our monitoring portal, over 53,000 installers around the world have installed SolarEdge solar PV systems. We also sell our Power Optimizers pre-installed onto several PV modules for manufacturers that offer Smart Modules to ease and accelerate installation.

Additionally, as further detailed below, we have a number of programs focused on educating installers and other industry professionals about our technology, and we use a combination of road shows, webinars, and partner trainings to educate them how best to design, sell, and implement our technology in their projects. Most of these activities were converted to online platforms since the start of the Covid-19 pandemic to enable continued training, education and marketing.

Our battery business strategy focuses on utilizing our storage division's 's battery technology in our residential and commercial solar products and using any remaining manufacturing capacity for generating revenues from the sale of battery cells, modules and systems to other applications including ESS, UPS, marine and other applications. In the future we intend to further integrate our batteries into other applications.

Our Customers

We derive a significant portion of our revenues from key solar distributors, electrical equipment wholesalers and large installers in the U.S. and worldwide. In 2022, one of our customers, Consolidated Electrical Distributors Inc. (CED) represented 18.5% of our revenues. None of our other customers accounted for more than ten percent of our revenues in the year ended December 31, 2022.

Training and Customer Support

We offer our installer base a comprehensive package of customer support and training services which include pre-sales support, ongoing trainings, and technical support before, during, and after installation. We also provide customized support programs to PV module manufacturers, large installers and distributors to help prioritize and track support issues, thereby enabling short cycle times for issue resolution.

In 2022 we launched our new online customer training platform, Edge Academy. The platform is an advanced Learning Management System, capable of hosting thousands of online training sessions each month, allowing a self-paced, training approach. During 2022, the Edge Academy hosted over 124,000 learners.

In 2022, we also enhanced our installer certification by allowing more installers to access the certification program on the new Edge Academy platform, as well as increasing accessibility by adding more languages for the content such that installers in more regions in which we operate can benefit from the content. During 2022, over 13,000 installers completed our certification program. We also launched the SolarEdge battery certification program which was completed by more than 2,900 installers world-wide.

In addition to the above, we support our commercial system customers with design consulting throughout their sales process and installation.

Our technical support organization includes local expert teams, tech centers, an online service portal and live chat service. Our toll-free call and live chat centers are open Monday through Friday at least from 9:00 a.m. to 6:00 p.m. in every region in which we sell our products. In addition, customers can open and track support cases 24/7 utilizing our online portal. All support cases are monitored via a customer relationship management system in order to provide service, track closure of all customer issues and further improve our customer service. Our call centers have access to our cloud-based monitoring platform database, which enables real-time remote diagnostics.

Customer service and satisfaction continues to be a key component of our business offering and we consider it integral to our continued success. We maintain high levels of customer engagement through our call centers in California, Australia, Japan, Israel, India and Bulgaria. During 2022, we added additional call centers in Brazil, Taiwan, Thailand and South Africa. In addition to our call centers, we have field service engineers located in the geographies where we are active, and support our customers with commissioning of large projects, introduction of new technologies and features and on-the-job training of new installers. As of December 31, 2022, our customer support and training organization consisted of 609 employees worldwide.

Our Technology

We have drawn on our expertise in the fields of power electronics, magnetic design, mechanical and heat dissipation, control loops and algorithms, power line communications and lithium-ion battery technology to design and develop what we believe to be the most advanced commercial solutions for harvesting power from solar PV, storage and energy management solutions for residential and commercial applications. These technologies are explained in more detail below.

As part of our growth strategy, we have acquired companies that have technologies that can leverage our expertise in power electronics and power optimization. By combining acquired resources with our current research and development teams, we are expanding our activities into other areas such as e-Mobility, and energy storage systems.

Power Optimizers

Our Power Optimizers are DC/DC step up/step down (buck boost) converters designed and developed to operate in harsh outdoor environments at very high conversion efficiency. Our Power Optimizers include proprietary power electronics customized to efficiently convert power from the PV module to the inverter.

A key factor in the performance of our Power Optimizer is determined by the digital control algorithms and closed-loop control mechanism. The Power Optimizer's control is built into our advanced ASIC which is responsible for all critical digital control functions of the power optimizer, including detailed power analysis, digital control of the power conversion subsystem, power line communications and networking. Since each Power Optimizer handles the power and voltage of either a single or two modules, we are able to reach a high degree of semiconductor integration by leveraging low cost silicon in standard semiconductor packages. As a result, much of the of our Power Optimizer functionality can be integrated into a standard ASIC instead of requiring discrete electronic components, resulting in lower costs and higher reliability.

The ASIC performs the critical power analysis and power conversion control functions of the Power Optimizer. The power analysis functions process the state and working parameters at the Power Optimizer's input and output and, together with advanced digital control and state machine logic, control the power conversion function. In addition, our digital control system uses technology that allows the solar PV installation to anticipate and adapt to changing operating conditions, and to protect itself against system anomalies. In 2021, we incorporated our fourth generation ASIC in our new generation of Power Optimizers (S-series). In addition, we added cable temperature monitoring functionality, called the Sense Connect, to this new generation to improve their safety capabilities.

Each Power Optimizer in the array is connected to the inverter by a power line communications networking link. Our power line communications link uses a proprietary networking technology that we developed, utilizing the existing DC wiring between the Power Optimizers and the inverter to transmit and receive data between these devices.

Inverters

Most of our inverters are designed for single-stage DC/AC conversion. Using our inverter in combination with the Power Optimizers allows the inverter control loop to maintain a regulated DC voltage level at its input, thereby enabling the inclusion of long, uneven, and multi-faceted strings of solar modules while also enabling custom, cost efficient, and reliable inverter design and component selection. All of the power components, as well as the main magnetic components for our inverters, can then be optimized for DC/AC inversion at high efficiency.

Our inverters' digital control algorithms are implemented using programmable digital signal processors which allow for flexibility and adaptation of control loops for various grids and for the requirements and standards of different grid operators across geographies. We have already implemented the control mechanisms necessary to support advanced grid codes and standards that are required to support high penetration of solar energy into utility grids. We continue to develop and manufacture our own DSP (ASIC) in our inverters which enables us to improve our control loops, increase our cost savings and be less dependent on third party suppliers in our manufacturing process. The DSP (ASIC) performs the critical power analysis and power conversion control functions of the inverter. The power analysis functions process the state and working parameters at the power inverter's input and output, and together with advanced digital control and state machine logic controls the power conversion function. In addition, our digital control system uses technology that allows the inverter to anticipate and adapt to changing operating conditions, and to protect itself against system anomalies as well as comply with applicable regulations in the different regions in which we operate.

Our DSP (ASIC) is also in charge of the power line communications ("PLC") networking link. Our PLC uses a proprietary networking technology that we developed, utilizing the existing DC wiring between the Power Optimizers and the inverter to transmit and receive data between these devices.

We have developed and continue to develop in-house design and manufacturing capabilities for magnetic components in order to decrease dependence on suppliers, reduce costs and have better control over our production processes.

Batteries

In 2021, we released our first lithium-ion residential batteries for sale in the U.S. and Europe through our solar distribution channels. Our batteries are composed of lithium cells, a battery management system ("BMS"), bi-directional DC/DC high efficiency converter that allows charge and discharge of the battery, as well as user interface. Our DC/DC converter uses digital control algorithms, which are implemented using a programmable digital signal processor. Therefore, both the battery and Power Optimizers are connected to the same DC bus, allowing the battery to be directly charged by the DC current generated by the Power Optimizers and bypassing the AC conversion.

Our efficient DC-coupled battery is designed to connect with our inverters (up to three batteries per inverter). Our batteries can be connected to our cloud-based monitoring platform, reporting information on the battery status, solar production, and self-consumption data.

In 2022, we launched the 5 kW three phase Home Battery for the European market.

Manufacturing

We have designed our manufacturing processes to produce high quality products at competitive costs. The strategy is threefold: outsource, automate, and localize. We currently contract to have our solar products manufactured by two of the world's leading global electronics manufacturing service providers, Jabil Circuit, Inc. ("Jabil") and Flex Ltd. ("Flex"). By using contract manufacturers, we are able to access advanced manufacturing equipment, processes, skills and capacity on a relatively "capital light" budget. Our contract manufacturers are responsible for funding the capital expenses incurred in connection with the manufacture of our products, except with regard to end-of-line testing equipment and other specific manufacturing equipment utilized in assembling our products or sub-components which are financed and owned by the Company. We expect to continue this funding arrangement in the future, with respect to any expansions to such existing lines save for circumstances where the direct purchase by us of non-specific manufacturing equipment will result in a substantial reduction in costs in which case we will consider financing such non-specific manufacturing equipment ourselves. Further, contracting with global providers, such as Jabil and Flex, gives us added flexibility to manufacture certain products in China and Vietnam, closer to target markets in Asia and the North American west coast, as well as other products in Hungary, closer to target markets in Europe and the North American east coast, in each case, potentially increasing responsiveness to customers while reducing costs and delivery times. In addition, as part of our manufacturing regionalization efforts, we are expanding our manufacturing capabilities with a new manufacturing site in Mexico, which is expected to finalize its ramp-up phase in the first half of 2023. Once ramped, we believe this site will significantly increase our capacity and give us further flexibility to manage growing demand. In light of recent Inflation Reduction Act legislation in the United States which incentivizes the local manufacturing of renewable energy products by providing benefits to installers for the purchase and installation of US-manufactured products, as well as by incentivizing manufacturers of such products domestically, we are planning to establish manufacturing capabilities in the United States either by using contract manufacturers or by establishing our own manufacturing facility or a combination of both.

During 2021, we reached full manufacturing capacity in our manufacturing facility located in the North of Israel "Sella 1", from which we began commercial shipments to the U.S. of optimizers and inverters in 2020. The proximity of Sella 1 to our R&D team and labs enables us to accelerate new product development cycles as well as define equipment and manufacturing processes of newly developed products which can then be adopted by our contract manufacturers worldwide.

During 2023, we plan to expand the manufacturing capacity of Sella 1 to add an additional inverter line.

We have developed propriety automated assembly lines for the manufacturing of our power optimizers. These assembly lines, currently operating in all of our manufacturing facilities, enable the manufacturing of more than 6,000 optimizers per manufacturing line per day. We invest resources in additional automated assembly lines as well as in automated machinery for subassembly and self-manufacturing of certain components used in our products, and we own and are responsible for funding all of the capital expenses related thereto. The current and expected capital expenses associated with these automated assembly lines and other machinery is funded out of our cash flows.

We source our raw materials through various component manufacturers and invest resources in continued cost-reduction efforts as well as verifying second and third sources so as to limit dependence on sole suppliers.

Our Korean subsidiary (formerly Kokam), has a manufacturing facility for lithium-ion cells and batteries that has the capacity to manufacture up to 150 MWh per annum. In 2020, we began construction of "Sella 2", a 2GWh Li-Ion battery factory in Korea. The new factory was constructed to meet the growing global demand for Li-Ion batteries, specifically in the energy storage system (ESS) market. Sella 2 began producing and shipping cells in the end of 2022 and is expected to reach full manufacturing capacity during 2023.

SolarEdge e-Mobility has a manufacturing and assembly facility in Umbertide, Italy, for our e-Mobility division.

Reliability and Quality Control

Our power optimizers are either connected to each PV module by installers, or embedded in each PV module by PV module manufacturers. Our power optimizers are designed to be as reliable as the PV module itself and capable of withstanding the same operating and environmental conditions.

Our reliability methodology includes a multi-level plan with design analysis, sub-system testing of critical components by Accelerated Life Testing, and integrative testing of design prototypes by Highly Accelerated Life Testing and large sample groups. As part of our reliability efforts, we subject components to industry standard conditions and tests including in accelerated life chambers that simulate burn-in, thermal cycling, damp-heat, and other stresses. We also conduct out of box audits (OBA) on our finished products. In addition, online reliability tests (ORT) are conducted on our optimizers and we test complete products in stress tests and in the field. Our rigorous testing processes have helped us to develop highly reliable products.

In order to verify the quality of each of our products when it leaves the manufacturing plant, each component, sub-assembly, and final product are tested multiple times during production. These tests include Automatic Optical Inspection, In-Circuit Testing, Board- Functional Testing, Safety Testing, and Integrative Stress Testing. We employ a serial number-driven manufacturing process auditing and traceability system that allows us to control production line activities, verify correct manufacturing processes and to achieve item-specific traceability.

As a part of our quality and reliability approach, failed products from the field are returned and subjected to root cause analysis, the results of which are used to improve our product and manufacturing processes and design and further reduce our field failure rate.

Certifications

Our products and systems comply with the applicable regulatory requirements of the jurisdictions in which they are sold as well as all other major markets around the world. These include safety regulations, electromagnetic compatibility standards and grid compliance.

Research and Development

We devote substantial resources to research and development with the objective of developing new products and systems, adding new features and reducing unit costs of our products and systems. Our development strategy is to identify software and hardware features, products, and systems that reduce the cost and improve the effectiveness of our solutions for our customers. We measure the effectiveness of our research and development by metrics including product unit cost, efficiency, reliability, power output, and ease of use.

We have a strong research and development team with wide ranging experience in power electronics, semiconductors, power line communications and networking, chemical, mechanical and software engineering. In addition, many members of our research and development team have expertise in solar technologies. As of December 31, 2022 our research and development organization had a headcount of 1,428 employees.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes, and know-how. We rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of December 31, 2022, SolarEdge had 444 issued patents worldwide and 462 patent applications pending for examination. A majority of our patents relate to DC power optimization and DC to AC conversion for alternative energy power systems, power system monitoring and control, battery technology and management systems. Our issued patents are scheduled to expire between 2023 and 2041.

We continually assess opportunities to seek patent protection for those aspects of our technology, designs, and methodologies and processes that we believe provide significant competitive advantages.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology, or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures.

All of our research and development personnel are required to enter into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during the course of employment with us.

Our customers and business partners are required to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Competition

The markets for our solar products are competitive, and we compete with manufacturers of traditional inverters, as well as manufacturers of other MLPE systems. The principal areas in which we compete with other companies include:

- product and system performance and features;

- total cost of ownership;

- reliability and duration of product warranty;

- customer service and support;

- breadth of product line;

- local sales and distribution capabilities;

- compliance with applicable certifications and grid codes;

- size and financial stability of operations; and

- size of installed base.

Recent market trends show an increased focus on safety features in rooftop installations, and the emergence of standards that are evolving to address such concerns. In particular, the arc fault detection and interruption (AFDI) and rapid shutdown (RSD) standards in the US market, have led to the introduction of module-level rapid-shutdown devices from our competitors. We believe the existence of rapid shutdown capabilities built into our Power Optimizers positions us well in this regard, and could serve as a competitive advantage. Additionally, in 2020 we have seen PV module manufacturers introduce larger PV modules with higher power levels reaching over 600W. This market trend, which comes as a result of PV cell manufacturers introducing larger cell sizes such as M10 and M12 as well as different module build configurations, leads to market interest in higher power rating Power Optimizers, micro inverters, and other MLPE devices. The increasing demand for storage and battery solutions is an additional noteworthy market trend which is expected to increase the attachment rate of storage to PV installations in the coming years.

Our DC optimized inverter system competes principally with products from traditional inverter manufacturers, such as SMA Solar Technology AG, ABB Ltd. and Huawei Technologies Co. Ltd. as well as from other Chinese inverter manufacturers. In the North American residential market, we compete with traditional inverter manufacturers, as well as microinverter manufacturers such as Enphase Energy, Inc. In addition, several new entrants to the MLPE market, including low-cost Asian manufacturers, have recently announced plans to ship or have already shipped similar products. We believe that our DC optimized inverter system offers significant technology and cost advantages that reflect a competitive differentiation over traditional inverter systems and microinverter technologies.

The markets for our energy storage division products are competitive as well, and we compete with global cell and battery manufacturers in the ESS market. Our energy storage solutions compete with products from global manufactures such as LG Energy Solutions, Samsung SDI, CATL, BYD and Panasonic.

Our residential lithium-ion batteries compete with global manufacturers of both lithium-ion and other residential battery storage solutions such as Tesla, LG Energy solutions, BYD and Enphase Energy.

The vehicle e-Mobility component market is dominated primarily by manufacturers such as Robert Bosch GmbH, ZF Friedrichshafen AG, Dana Incorporated and Magna International. As the global e-Mobility market expands, major automotive manufacturers, such as Toyota, Honda, Tesla, General Motors, and Ford, have increased their investments in the electric and hybrid vehicle components in order to increase their market share.

Government Incentives

U.S. federal, state, and local government bodies as well as non-U.S. government bodies, provide incentives to owners, end users, distributors, and manufacturers of solar PV systems to promote solar electricity in the form of rebates, tax credits, lower VAT rate and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation, and exclusion of solar PV systems from property tax assessments. The market for on grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary from time to time by geographic market.

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which includes several incentives intended to promote clean energy, battery and energy storage, electrical vehicles, and other solar products and is expected to impact our business and operations. As part of such incentives the IRA, will among other things, extend the investment tax credit ("ITC") through 2034 and is therefore expected to increase the demand for solar products. The IRA is expected to further incentivize residential and commercial solar customers and developers due to the inclusion of a tax credit for qualifying energy projects of up to 30%. Since these regulations are new and their implementation is still pending administrative guidance from the Internal Revenue Service and U.S. Treasury Department, we will be examining the benefits that may be available to us, such as the availability of tax credits for domestic manufacturers, in the coming months. We have also announced our plans to establish manufacturing capabilities in the United States during 2023. To the extent that tax benefits or credits may be available to competing technology and not to our technology, our business could be adversely disadvantaged.

Import Tariffs

Escalating trade tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some of our products. As of June 2019, the U.S. trade representative ("USTR") imposed import tariffs of 25% on a long list of products imported from China, including inverters and power optimizers. On January 15, 2020, the United States and China entered into an initial trade deal, which preserves the initial tariffs from 2018 and indicates additional sanctions may be imposed if China breaches the terms of the deal.

In order to mitigate the negative effect of increased tariffs, we increased our manufacturing capabilities at our Vietnam manufacturing facility. We reached full manufacturing capacity in our manufacturing facility in Israel, Sella 1, and are manufacturing in Mexico where achievement of full manufacturing capacity is expected in the first half of 2023. In addition, as mentioned above, we are planning to establish manufacturing capabilities in the United States. For the year ended December 31, 2022, the majority of our products being imported to the U.S. were manufactured in Mexico, Vietnam, Israel and Hungary and were therefore not subject to the aforementioned tariffs.

Seasonality

The solar energy market is subject to seasonal and quarterly fluctuations affected by weather. For example, during the winter months in Europe and the northeastern U.S. where the climate is particularly cold and snowy, it is typical to see a decline in PV installations and this decline can impact the timing of orders for our products.

Sustainable, Responsible and Transparent Business Practices

During 2022, we continued making progress in our Environmental, Social and Governance ("ESG") performance and disclosure. Our ESG practices are guided by our social purpose: "To power the future of energy so we can all enjoy better living and a cleaner, greener future" and our social mission: "Shaping the future of sustainable energy production, energy storage and e-mobility through innovation". We have crafted a comprehensive sustainability strategy with 2025 targets in several areas. Our fourth annual Sustainability Report, published in 2022, meets the requirements of leading global sustainability disclosure standards, GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board) aligning our disclosure with leading corporations around the world and with the expectations of investors and other stakeholders. Our sustainability strategy, includes the following pillars:

- **Powering Clean Energy**: Accelerating the uptake of clean energy, delivering new smart energy, innovative solutions and improving the lifecycle impacts of our products. As a business founded upon the acceleration of clean energy, we strive to reduce our climate impact by minimizing GHG (greenhouse gas) emissions and transitioning to renewable electricity usage in our facilities. We have completed a lifecycle analysis for three of our key products, examining the carbon footprint of all product life stages and following the examination of the results of such analysis were able to highlight possible reduction opportunities. Furthermore, we have set a target of reducing 30% of our Scope 1+2 GHG emissions per revenue, by 2025 (compared with the 2020 basis). We have set another target of achieving near-zero e-waste to landfill by 2025. In 2021, a total of 71% of all waste at our owned and operated sites, was either recycled or recovered to energy.

- **Powering People:** Maintaining leading responsible employment practices, upholding human rights and investing in communities. In 2022, we continued to expand our workforce to support SolarEdge's business growth, and maintained responsible employment practices, including an enhanced focus on safety and on employee growth and development. We set quantitative targets and formulated multi-year programs to enhance gender equality within our workforce and to strengthen its inclusiveness (see further details in "Human Capital" below). Also in 2022, we enhanced our community engagement program. Our updated program focuses on the advancement of renewable energy for environmental community value, encouraging STEM education and youth innovation and strengthening diverse populations.

- **Powering Business:** Maintaining and reinforcing ethical conduct throughout our value chain, advancing climate resilience, improving the efficiency of our resource consumption and ethical sourcing of raw materials and components.

Our supplier code of conduct ("SCoC"), which includes provisions regarding, among others, ethics, safety, environmental protection, human rights, and fair employment. As of December 31, 2022, over 175 key suppliers have signed their acknowledgment of the SCoC terms. To date, we also conducted on-site audits of four contract manufacturers and two major raw material suppliers in connection with their compliance with the SCoC requirements, and are aiming to expand these efforts in 2023. In addition, our conflict-minerals practices involve engaging our suppliers to evaluate the traceability of their upstream sources.

We believe that our sustainability strategy aligns directly with 10 United Nations Sustainable Development Goals (SDGs), and our products and activities are most critical to achievement of SDG #7, Affordable Clean Energy.

Human Capital

We believe our success depends on our ability to attract and retain outstanding employees at all levels of our business. As of December 31, 2022, we had 4,926 employees (full time and part time). Of these employees, 1,428 were engaged in research and development, 649 in sales and marketing, 2,383 in operations, production, Q&R, and support, and 466 in general and administrative capacities. Of our employees, 2,702 were based in Israel, 699 were based in Europe, 591 were based in Korea, 318 were based in the U.S and 616 were based in the remaining countries in which we operate including China, Vietnam, Mexico and others.

Except for our SolarEdge Automation Machines employees and the employees of SolarEdge e-Mobility, none of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Recruitment: As a rapidly growing business, we rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and expansion. We aim to be inclusive in our hiring practices, focusing on the best talent for the role, welcoming all genders, nationalities, ethnicities, abilities and other dimensions of diversity.

Employee benefits: We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.

Leadership, Training and Development: We aim to provide our employees with advanced professional and development skills, so that they can perform effectively in their roles and build their capabilities and career prospects for the future. We maintain a leadership program for managers and team leaders and deliver advanced professional training for sales, research and development and other functional teams as part of our extensive training program each year. Furthermore, we partner with local educational resources to offer formal learning programs on a variety of subjects for the personal development and advancement of our workforce.

Diversity, Equity and Inclusion: During the past three years, we have increased the total number of women in our organization by over 75%. We are striving to increase the presence of women in executive and management positions as part of our 2025 target to promote gender parity and equal pay.

We are taking active steps to increase the diversity of our workforce and inclusiveness of our employee base. For example, we engaged in several partnerships with social organizations in Israel, designed to increase our recruitment of candidates from the Arab-Israeli population, ultra-orthodox women, and individuals with disabilities. Additionally, as part of our commitment to enhance gender equality within our workforce, we created designated development programs for female managers and women in tech roles. Over 50 female participants have successfully completed these programs in 2022.

Workplace safety and health: We believe that all accidents and injuries at work are preventable and we strive to achieve a zero-injury culture across our offices and operations. We comply with applicable occupational health and safety regulations and are certified to Occupational Health and Safety Quality Management Standard ISO 45001:2018. Our safety practices include: nominated safety officers at each of our manufacturing or R&D sites, mandatory annual safety training for all employees, mandatory job-specific training for all employees in relevant roles (e.g., for those working in high-voltage labs), comprehensive safety, fire, and emergency drill programs to ensure our employees are well-versed with emergency procedures and root-cause assessments of incidents and corrective actions.

Corporate Information

We were incorporated in Delaware in 2006. Our principal executive offices are located at 1 HaMada Street, Herziliya Pituach 4673335, Israel and our telephone number at this address is 972 (9) 957-6620. Our website is www.solaredge.com.

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"), pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at *www.sec.gov*.

We use the Investor Relations portion of our website at *www.solaredge.com*, as a routine channel of distribution of important information such as press releases, analyst presentations, corporate governance practices and corporate responsibility information, financial information including our annual, quarterly, and current reports, our proxy statements, and, if applicable, amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. All such postings and filings are available on our Investor Relations website free of charge.

Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website as part of this Annual Report.

ITEM 1A. Risk Factors

Risk Factors Summary

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The order of presentation is not necessarily indicative of the level of risk that each factor poses to us.

We face risks related to our business and our industry, including those related to:

- Our ability to maintain our current level of profitability.
- The rapidly evolving and competitive nature of the solar industry.
- Demand for solar energy solutions.
- The dependence of our e-Mobility business on orders from a leading automotive manufacturer.
- The impact of declines in the retail price of electricity derived from the utility grid or from alternative energy sources.
- The impact of increases in interest rates or tightening of the supply of capital on the ability of end-users to finance the cost of a solar PV system.
- The impact of increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring and other smart energy products.

- Developments in alternative technologies or improvements in distributed solar energy generation.
- The cyclicality of the solar industry.
- Defects or performance problems in our products.
- Our dependence on a small number of outside contract manufacturers.
- Any delays, disruptions, or quality control problems in our manufacturing operations.
- Our dependence on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand.
- Disruptions to our global supply chain and rising prices of oil and raw materials due to the conflict between Russia and Ukraine.
- Our reliance on distributors and large installers to assist in selling our products.
- Mergers in the solar industry among our current or potential customers.
- Our planned expansion into new geographic markets or new product lines or services.
- Our ability to build our non-solar businesses and manage future growth effectively.
- Our ability to raise the funds necessary to settle conversion of our Convertible Senior Notes or Notes in cash or to repurchase the Notes upon a fundamental change.
- Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use.
- Attempts by third parties, our employees, or our vendors mighty to gain unauthorized access to our network or seek to compromise our products and services.
- Our entry into business engagements with military bodies as our customers.
- Our ability to successfully execute future acquisitions or be effective in integrating such acquisitions.
- Any damage or injury caused by Lithium-Ion used in our battery cells and packs.
- Conditions in Israel that may affect our operations.
- Difficulties in enforcing a judgment of a U.S. court against our officers and directors, to assert U.S. securities laws claims in Israel, or to serve process on our officers and directors.
- The ongoing Covid-19 pandemic.
- Our dependence on ocean transportation to deliver our products in a timely and cost efficient manner.
- Fluctuations in currency exchange rates.
- Issues related to corporate social responsibility.
- Complications with the design or implementation of our new ERP system could adversely impact our business.

We face risks related to legal, compliance and regulatory matters, including those related to:

- Any reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity.
- Any unfavorable regulatory treatment, or guidance related to the Inflation Reduction Act of 2022.
- Changes to net metering policies.
- Technical and economic barriers to the purchase and use of solar PV systems resulting from current or future regulations.

We face risks related to intellectual property, including those related to:

- Our ability to protect our intellectual property and other proprietary rights.
- Any claims by third parties that we are infringing upon their intellectual property rights.
- Any claims for remuneration or royalties for assigned service invention rights by our employees.
- The impairment of our goodwill or other intangible assets.

We face risks related to the ownership of our common stock, including those related to:

- Volatility of our stock price.
- Provisions in our certificate of incorporation and by-laws that may have the effect of delaying or preventing a change of control or changes in our management.
- The forum selection clause contained in our certificate of incorporation.
- Our lack of plans to pay any cash dividends on our common stock in the foreseeable future.

The summary risk factors described above should be read together with the text of the full risk factors in the Risk Factors sections and the other information set forth in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Risk Factors

You should carefully consider the risks described below together with the other information set forth in this report, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risks related to Our Business and Our Industry

We cannot be certain that we will sustain our current level of profitability in the future.

We achieved a net profit of $93.8 million and $169.2 million for the years ended December 31, 2022 and 2021 respectively. A high growth rate in profitability may not be sustainable over time. For example, our revenue and profitability for the year ended December 31, 2020 did not grow as we previously anticipated mainly due to the adverse effects of Covid-19 on demands for our products, and on the global economy in general. In 2021, we experienced an increase in revenues and profitability when compared to the same period in 2020 and in 2022 our revenues grew when compared to the same period in 2021 while our net profit decreased due to reasons detailed in the Management's Discussion and Analysis Section of this report. In the future, our revenues from both solar and non-solar business may not grow at the pace we anticipate, or may decline for a number of reasons, many of which are outside our control, including a decline in demand for our products, increased competition, a decrease in the growth of the solar industry, the short term and long term effects of Covid-19 on our industry and business and industry trends including component shortages and supply chain disruptions due to ocean freight capacity, shipping times and port congestions as well as other macroeconomic conditions in our domestic and international markets, inflation concerns, rising interest rates and recessionary concerns , or our failure to continue to capitalize on growth opportunities. If we fail to maintain sufficient revenue to support our operations, we may not be able to sustain profitability.

In addition, we expect to incur additional costs and expenses related to the continued development and expansion of our business, including in connection with recent or future acquisitions as well as ongoing marketing and developing our products, development of our own manufacturing facilities, expanding into new product markets and geographies, maintaining and enhancing our research and development operations and hiring additional personnel. We do not know whether our revenues will grow rapidly enough to absorb these costs, or the extent of these expenses or their impact on our results of operations.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects. Our entry into other adjacent markets through recent acquisitions is new and highly competitive and it is difficult to evaluate our future in these new markets as well.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. Our non-solar businesses in adjacent markets, such as storage and e-Mobility are highly competitive markets in which we will need to compete. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as our business continues to grow. The viability and demand for our products may be affected by many factors beyond our control, including:

- cost competitiveness, reliability and performance of solar PV systems compared to conventional and non-solar renewable energy sources and products;
- competing new technologies at more competitive prices than those we offer for our products;
- availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions;
- the extent of deregulation in the electric power industry and broader energy industries to permit broader adoption of solar electricity generation;
- prices of traditional carbon-based energy sources;
- levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and
- the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

If demand for solar energy solutions does not continue to grow or grows at a slower rate than anticipated, our business and results of operations will suffer.

Our revenues are primarily derived from products utilized in solar PV installations. Thus, our future success depends on continued demand for solar energy solutions and the ability of vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers, businesses, or utilities will adopt solar PV systems as an alternative energy source at levels sufficient to grow our business. If demand for solar energy solutions fails to continue to develop sufficiently, demand for our products will decrease, resulting in an adverse impact on our ability to increase our revenue and grow our business.

The current revenues generated from our e-Mobility business are dependent on orders from a leading automotive manufacturer. The automotive industry is facing significant shortages of components for their assembly and their slowdown in manufacturing could delay orders of our powertrain kits.

Shortages in components in the automotive industry, including semiconductors, due in large part to strong cross-industry demand, have presented challenges and global production disruptions. Many leading automotive manufacturers have announced that these shortages will remain constrained and could extend into 2023. As a result, during 2021, our leading customer announced temporary suspensions of its manufacturing due to component shortages. These suspensions occurred again in 2022 and caused delays of orders for our powertrain units. Additional delays or suspensions may have an adverse effect on our revenues, profitability and other financial results from this business.

Additionally, projects in the automotive industry are long term and involve a long qualification process. Our e-Mobility business currently does not have additional substantial projects in the pipeline beyond the project with Stellantis, which was announced in February 2021. Our inability to enter into additional projects may have an adverse effect on our revenues, profitability and other financial results from the e-Mobility business. In 2022, we impaired goodwill and intangible assets related to our e-Mobility business (see Notes 8 and 9 of the financial statements for additional information).

A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.

Decreases in the retail prices of electricity from the utility grid, or other renewable energy resources, would make the purchase of solar PV systems less economically attractive and would likely lower sales of our products. The price of electricity derived from the utility grid could decrease as a result of:

- construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy, or other generation technologies;
- relief of transmission constraints that enable local centers to generate energy less expensively;
- reductions in the price of natural gas, or alternative energy resources other than solar;
- utility rate adjustment and customer class cost reallocation;
- energy conservation technologies and public initiatives to reduce electricity consumption;
- development of smart-grid technologies that lower the peak energy requirements of a utility generation facility;
- development of new or lower-cost energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and
- development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be offered by us to our customers, which could result in reduced demand for our products. If the cost of electricity generated by solar PV installations incorporating our systems is high relative to the cost of electricity from other sources, our business, financial condition, and results of operations may be harmed.

An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for end-users to finance the cost of a solar PV system and could reduce the demand for smart energy products and thus demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to develop, build, or purchase a solar PV system. As a result, an increase in interest rates or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or the end-users to secure the financing necessary to develop, build, purchase, or install a solar PV system on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users install solar PV systems as an investment, funding the initial capital expenditure through financing. An increase in interest rates could lower such end-user's return on investment on a solar PV system, increase equity return requirements or make alternative investments more attractive relative to solar PV systems, and, in each case, could cause such end-users to seek alternative investments.

The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring and other smart energy products, which could negatively affect our results of operations and market share.

The market for solar PV solutions is highly competitive. We principally compete with traditional inverter manufacturers as well as microinverter manufacturers. Currently, our DC optimized inverter system competes with products from traditional inverter manufacturers, microinverter manufacturers, as well as emerging technology companies offering alternative MLPE products. Over the past few years, several new entrants to the inverter and MLPE market, including low-cost Asian manufacturers, have announced plans to ship or have already shipped products in markets in which we sell our products, including, with respect to sales in the United States, Australia and in Europe. We expect competition to intensify as new and existing competitors enter the market. In addition, there are several new entrants that are proposing solution to the rapid shutdown functionality which has become a regulatory requirement for PV rooftop solar systems in the United States. If these new technologies are successful in offering a price competitive and technological attractive solution to the residential solar PV market, this could make it more difficult for us to maintain market share.

Several of our existing and potential competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices for our products in order to compete effectively. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our revenues and gross profit would suffer.

In addition, competitors may be able to develop new products more quickly than us, may partner with other competitors to provide combined technologies and competing solutions and may be able to develop products that are more reliable or that provide more functionality than ours.

Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of distributed solar PV power generation, storage solutions, such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production, may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

The solar industry has historically been cyclical and experienced periodic downturns.

Our future success partly depends on continued demand for solar PV systems in the end-markets we serve, including the residential and commercial sectors in the United States and Europe. The solar industry has historically been cyclical and has experienced periodic downturns which may affect demand for our products. The solar industry has undergone challenging business conditions in past years, including downward pricing pressure for PV modules, mainly as a result of overproduction, and reductions in applicable governmental subsidies, contributing to demand decreases. Therefore, there is no assurance that the solar industry will not suffer significant downturns in the future, which will adversely affect demand for our solar products and our results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, or poor performance in our products could result in the replacement or recall of our products or components thereof, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. In most cases, we offer a minimum 12-year limited warranty for our inverters, extendable to twenty-five years for an additional cost, a 25-year limited warranty for our power optimizers and a 10-year limited warranty for our residential energy bank battery. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions; therefore, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expenses to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. In particular, our residential energy hub battery is new on the market and we do not have the experience in servicing this product yet.

If one of our products were to cause injury to someone or cause property damage, or in the event that a claim is made alleging false or misleading advertisement, unfair competition or other consumer related claims, we could potentially be exposed to product liability claims and lawsuits which could result in significant costs and liabilities if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management's attention. Even in litigation where we believe our liability is remote, there is a risk that a negative finding or decision in a matter involving multiple plaintiffs or a purported class action could have a material adverse effect on our competitive position, results of operations or financial condition.

For example, we provide warranty for the products sold by our e-Mobility division that are installed in vehicles. If such products contain design or manufacturing defects that cause them not to perform as expected, they may cause injury or damage to property and we may experience product recalls, product liability and significant warranty and other expenses. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole.

We depend upon a small number of outside contract manufacturers. Our operations could be disrupted if we encounter problems with these contract manufacturers.

While we are manufacturing a portion of our products in Israel, we still heavily rely upon our contract manufacturers to manufacture most of our products. We mainly rely on two contract manufacturers. Any change in our relationship or contractual terms with our contract manufacturers, or changes in our contract manufacturers' ability to comply with their contractual obligations could adversely affect our financial condition and results of operations. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. Even though we have commenced manufacturing in our facility in Israel, the expected production volumes will not be sufficient to relieve our significant dependence on our contract manufacturers. In addition, we remain heavily dependent on suppliers of the components needed for our manufacturing.

The revenues that our contract manufacturers generate from our orders represent a relatively small percentage of their overall revenues. Therefore, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, the facilities in which our products are manufactured are located outside of the U.S., currently in China, Vietnam, Israel, Hungary and Mexico, where the ramping up process is expected to be completed in the first half of 2023. The location of our facilities outside of key markets such as the U.S. increases shipping time, thereby causing a long lead time between manufacturing and delivery.

If either of our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or continue to supply under existing terms, we would have to identify, qualify, and select acceptable alternative contract manufacturers, which may not be available to us when needed or may be unable to satisfy our quality or production requirements on commercially reasonable terms. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers, subject us to liquidated damages for late deliveries, and damage our reputation with local installers and potential end-users, all of which will cause us to forego potential revenue opportunities. Further, the ramp of a new contract manufacturer is time consuming and draining on the resources of our operations team.

We may experience delays, disruptions, or quality control problems in our manufacturing operations.

Our product development, manufacturing, and testing processes are complex and require significant technological and production process expertise involving several precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be identified and properly rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased costs and delays, all of which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand. Due to the limited number of such suppliers, any changes or shortages in raw materials or key components we use could result in sales delays, higher costs associated with air shipments, cancellations, and loss of market share.

We depend on limited or single source suppliers for certain key components and raw materials used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Any of these limited or single source suppliers could stop supplying, or offering at commercially reasonable prices, our components or raw materials, cease operations or be acquired by, or enter into exclusive arrangements with our competitors. Because there are a few suppliers of raw materials used to manufacture our products, it may be difficult to timely identify and/or qualify alternate suppliers on commercially reasonable terms; therefore, our ability to satisfy customer demand may be adversely affected. Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays that could harm our business or financial performance.

Managing our supplier and contractor relationships is particularly difficult when we are introducing new products. For example, as we began to ramp assembly and production of powertrain kits for the automotive industry, we became heavily reliant on new third-party suppliers that needed to be approved through rigorous testing and validation processes for use in our supply chain. Once selected, it is time consuming and costly to replace such vendors. The same is true for our residential Home Battery for which we rely on a single source for supply of the lithium ion cells. Any delay or shortage of supply or inability to deliver the components to our manufacturing facilities could harm our business or financial performance.

Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher expenses associated with increased air shipments required to meet customer demand in a timely manner and would harm our business. For example, we continue to experience raw material shortages due to increased lead time which may affect our ability to timely receive certain components within the previously expected lead times. These shortages may result in a delay in sales, higher costs associated with air shipments, cancellations of orders by customers, liquidated damages for late deliveries and loss of market share.

Disruption in our global supply chain and rising prices of oil and raw materials as a result of the conflict between Russia and Ukraine may adversely affect our businesses and results of operations.

The conflict that began between Russia and Ukraine in late February 2022, may significantly amplify already existing disruptions to our supply-chain and logistics. Specifically, the conflict may disrupt the transit of goods by train from China to Europe, resulting in an increase in prices of certain raw materials sourced in Russia (such as nickel and aluminum) that we use in the manufacture of our products as well as increase oil prices that will in turn cause overall shipping costs to rise. In addition, the governments of the United States, the European Union, Japan and other jurisdictions have announced sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility. , and any additional measures or sanctions, as well as the resulting rise in prices of oil and certain raw materials sourced in Russia may disrupt our business and results of operations and/or adversely affect the pricing of our products.

We rely on distributors and large installers to assist in selling our products, and the failure of these customers to perform as expected could reduce our future revenues.

Our customers' decisions to purchase our products are influenced by several factors outside of our control. The agreements we have with some of our largest customers do not have long-term purchase commitments and are generally cancellable by either party after a relatively short notice period. The loss of, or events affecting, one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations (see Note 2aa to our consolidated financial statements).

In addition, we do not have exclusive arrangements with our third-party distributors and large installers, many of which also market and sell products from our competitors. These distributors and large installers may terminate their relationships with us at any time and with little or no notice. Further, these distributors and large installers may fail to devote resources necessary to sell our products at the prices, in the volumes, and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Termination of agreements with current distributors or large installers, failure by these distributors or large installers to perform as expected, or failure by us to cultivate new distributor or large installer relationships, could hinder our ability to expand our operations and harm our revenue and results of operations.

Mergers in the solar industry among our current or potential customers may adversely affect our competitive position.

There has been an increase in consolidation activities among distributors, large installers, and other strategic partners in the solar industry. For example, in October 2020, Sunrun, a leading provider of residential solar, battery storage and energy services, acquired Vivint Solar. If this consolidation continues, it will further increase our reliance on a small number of customers for a significant portion of our sales and may negatively impact our competitive position in the solar market.

Our planned expansion into new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.

We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen and expand our market position, technological capabilities, or provide synergy opportunities. For example, we intend to continue to introduce new products targeted at large commercial and utility-scale installations and to continue to expand into other international markets.

Our successful operation in these new markets, or any acquired business, will depend on a number of factors, including our ability to develop solutions to address the requirements of the large commercial and utility-scale solar PV markets, timely certification of new products for large commercial and utility-scale solar PV installations, acceptance of power optimizers in solar PV markets in which they have not traditionally been used, and our ability to manage increased manufacturing capacity and production and to identify and integrate any acquired businesses.

Further, we expect these new solar PV markets and additional markets we have entered, or may enter, into to have different characteristics from the markets in which we currently sell our products. Our success will depend on our ability to properly adapt to these differences, which include differing regulatory requirements, such as tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, and performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to existing risks, such as fluctuations in the value of foreign currencies and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA").

Failure to successfully develop and introduce these new products, successfully integrate acquired businesses, or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues and our ability to sustain profitability.

If we fail to build our non-solar businesses and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth in recent periods with our annual product sales growing rapidly from approximately 152,500 inverters and approximately 3.6 million power optimizers in the fiscal year ending June 30, 2015, to annual product sales exceeding 1.0 million inverters and 23.6 million power optimizers in the year ended

December 31, 2022. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational, and financial infrastructure. In particular, we will be required to expand, train, and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with such headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers, and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, customer support, IT, information systems, and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in an efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business plans or strategies, or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings, or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Conversely, the global pandemic and resulting economic downturn in many regions require our ability to be flexible and decrease expenses where growth has slowed down. Our ability to timely react to market conditions is not always in our control and any inability to do so could also adversely impact our business.

We may not have the ability to raise the funds necessary to settle conversion of our Convertible Senior Notes or Notes in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the Notes or to repurchase the Notes.

Holders of the Notes have the right to require us to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the Indentures governing their respective Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any. In addition, upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing such Notes or to pay cash upon conversion of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversion of the Notes.

Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation.

Our business and operations may be impacted by data security breaches and cybersecurity attacks, including attempts to gain unauthorized access to confidential data. We receive, store, and use certain personal information of our employees, customers, and the end-users of our customers' solar PV systems. We take steps to protect the security, integrity, and confidentiality of the personal information we process; however, we have been subject to cybersecurity attacks and other information technology system disruptions in the past and there is no guarantee that inadvertent or unauthorized access, use or disclosure will not occur despite our efforts. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigatory measures.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business, particularly in light of the European General Data Protection Regulation, the California Consumer Privacy Act, and China Personal Information Protection Law (PIP) which came into effect November 1, 2021. If any such unauthorized use or disclosure of, or access to, such personal information were to occur, our operations could be seriously disrupted and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state, and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers, and have an adverse impact on our business, financial condition and results of operations.

Third parties, our employees, or our vendors might gain unauthorized access to our network or seek to compromise our products and services.

Occasionally, we face attempts by others, including our own employees or vendors, to access our networks, to gain unauthorized access through the Internet, introduce malicious software to our information technology (IT) systems, or corrupt the processes of hardware and software products that we manufacture and services we provide. We or our products may be a target of computer hackers, organizations or malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. Occasionally, we encounter intrusions or attempts at gaining unauthorized access to our network. To date, none have resulted in any material adverse impact to our business or operations, although there can be no guarantee that such impacts will not be material in the future. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable, we remain potentially vulnerable to additional known or unknown threats. In addition to intentional third-party cyber-security breaches, the integrity and confidentiality of Company and customer data may be compromised as a result of human error, product defects, or technological failures. Cyber-security breaches, whether successful or unsuccessful, and other IT system interruptions, including those resulting from human error and technological failures, could subject us to significant costs arising from, among others, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to official inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.

Our entry into business engagements with military bodies as our customers in the lithium-ion battery and energy storage business embodies a risk for potentially large-scale and uncapped liability.

As a result of the acquisition of our Korean subsidiary (formerly Kokam), we sell a small portion of our products to customers who integrate our storage systems or cells and then sell these products to military customers. Our sales to military customers often involve standard form contracts, which may not be subject to negotiation. In particular, certain of these contracts involve unlimited damages provisions that could result in large-scale liabilities.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in future acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions, and may continue to make acquisitions and investments in the future. We frequently evaluate the tactical or strategic opportunities available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired company's business into ours or investing in new technologies may result in unforeseen operating difficulties and large expenditures and absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

We may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

Lithium-Ion used in our battery cells and packs can potentially catch fire or vent smoke and cause damage or injury.

The battery cells and packs produced by our subsidiary, and the SolarEdge Home Battery, make use of lithium-ion cells. We regularly test our products and take safety measures when manufacturing, selling and installing battery cells and packs. However, due to the high energy density of lithium-ion cells, mishandling, inappropriate storage or delivery, non-compliance with safety instructions or field failures can potentially cause a battery cell to rapidly release its stored energy, which may in turn cause a thermal event that can ignite nearby materials, including other lithium-ion cells. As the use of lithium-ion batteries becomes more widespread, these events may occur more often, causing damage to property, injury, lawsuits and adverse publicity, which may adversely affect our reputation, results of operations or financial condition.

Conditions in Israel affect our operations and may limit our ability to develop, produce and sell our products.

Our headquarters and research and development center are located in Israel. Accordingly, political, economic, and military conditions in Israel directly affect us. Israel has been involved in a number of armed conflicts and is the target of terrorist activity, including threats from Hezbollah militants in Lebanon, Iranian militia in Syria, and others. Ongoing state of hostility, varying in degree such as rocket fire from the Gaza Strip, has occurred on an irregular basis, disrupting day-to-day civilian activity and negatively affecting business conditions. We cannot predict whether or when such armed conflicts or attacks may occur or the extent to which such events may impact us. Any future armed conflict, political instability or violence in the region may impede our ability to manage our business effectively, operate our manufacturing plant in northern Israel, engage in research and development, or otherwise adversely affect our business or operations. In the event of war, we may be forced to cease operations, which may cause delays in the distribution and sale of our products. Some of our directors, executive officers, and employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupting the ongoing operation of our offices, our ability to operate could be materially adversely affected.

Additionally, several countries principally in the Middle East, restrict doing business with Israeli companies, and additional countries and groups may impose similar restrictions if hostilities in Israel or political instability in the region continue or increase. If instability in neighboring states results in the establishment of fundamentalist Islamic regimes or governments more hostile to Israel, or if Egypt, Turkey, or Jordan abrogates its respective peace treaty with Israel, Israel could be subject to additional political, economic, and military confines, and our operations and ability to sell our products to countries in the region could be materially adversely affected.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, the newly elected Israeli government has announced plans to significantly reduce the Israeli Supreme Court's judicial oversight, including reducing its ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. These plans have prompted protests of Israeli citizens and criticism of leading Israeli business leaders as well as some foreign leaders. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and approximately half of our employees are located in Israel. In addition, if foreign policy is negatively impacted with regard to Israel, this could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Our Israeli subsidiary was eligible for certain tax benefits provided to "Benefited Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investments Law"). Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per "Preferred Enterprise" ("PE") or "Preferred Technological Enterprise" ("PTE"). In order to remain eligible for the tax benefits for "Benefited Enterprises" with respect to our Israeli subsidiary's taxable results until 2018 and with respect to its taxable results from 2019 for PE or PTE, we must continue to meet certain conditions stipulated in the Investments Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, or if we are held to have violated the conditions stipulated in the Law, our Israeli taxable income would be subject, in whole or in part, to regular Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The statutory corporate tax rate for Israeli companies is 23% as of January 1, 2018 and onward. Additionally, if we increase our activities outside of Israel through acquisitions or otherwise through our Israeli subsidiary, our existing or expanded activities might not be eligible for inclusion in existing or future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investments Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations.

It may be difficult to enforce a judgment of a U.S. court against our officers and directors, to assert U.S. securities laws claims in Israel, or to serve process on our officers and directors.

Many of our directors and executive officers, their assets, and most of our assets are located outside of the U.S. Consequently, a judgment obtained against any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. It also may be difficult to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds of *forum non conveniens*. In addition, even if an Israeli court hears a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a lengthy and costly process. Further, an Israeli court may not enforce a judgment awarded by a U.S. or other non-Israeli court. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses these matters. As a result of the difficulty associated with enforcing a judgment against any of these persons in Israel, judgment against many of our directors and executive officers may be unachievable or unenforceable.

The ongoing Covid-19 pandemic, and global measures taken in response thereto have adversely impacted, and may continue to adversely impact, our operations and financial results.

The Covid-19 pandemic has had, and may continue to have, a material adverse impact on our results of operations including its impact on our supply chain and inflationary pressures.

The full extent the effects Covid-19 will have on our business depends on numerous evolving factors that we may not be able to currently accurately predict, including: the duration and scope of the pandemic; governmental, business and individual responses to the pandemic; the effect on our customers and customer demand for our products, disruptions or restrictions on our employees' ability to work and travel and potential disruptions to our manufacturing capacity, similar to the restrictions experienced by our manufacturing facility in Vietnam in the third quarter of 2021, which would limit our ability to meet customer demand and impact our operating results.

More generally, the Covid-19 pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets, which may continue to adversely affect demand for our products and could adversely affect our results and financial condition in subsequent quarters. For example, some of our suppliers may experience delivery delays or financial difficulties, resulting in supply constraints and increased costs or delays to our productions. Furthermore, we may experience delays in timely delivery of our products to our customers, exposing us to cancellations of orders and/or potential liquidated damages resulting from our inability to timely delivery our products.

The unprecedented and continuously evolving nature of Covid-19, other pandemics or epidemics, could also have the effect of amplifying many of the other risks described in this Item 1A, *Risk Factors*.

We are dependent on ocean transportation to deliver our products in a timely and cost efficient manner. If we are unable to use ocean transportation to deliver our products, our business and financial condition could be materially and adversely impacted.

We rely on ocean transportation for the delivery of most of our products to our customers, and when unavailable, incompatible with customer delivery time requirements, or when we are unable to accommodate accelerated delivery times due to growing customer volume demands, we rely on alternative, more expensive air transportation. Our ability to deliver our products via ocean transportation could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, disruptions to ports and other shipping facilities as a result of the Covid-19 or other epidemics and other factors not within our control. If we are unable to use ocean transportation and are required to substitute more expensive air transportation, our financial condition and results of operations could be materially and adversely impacted.

While we have witnessed a reduction in shipment rates in the fourth quarter of 2022, during the year ended December 31, 2022, we experienced an increase in the cost of goods sold due to an increase in shipping rates that resulted from a reduction in ocean freight capacity and the reduction in the availability of air freight that increased the demand for ocean freight. We also experienced disruptions to our logistics supply chain caused by constraints in the global transportation system including limited availability of local ground transportation coupled with congestion in ports and borders.

Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.

Although our financial results are reported in U.S. dollars, 60.1% of our revenues in the year ended December 31, 2022 were generated in currencies other than the U.S. Dollar. In addition, a significant portion of our operating expenses are accrued in New Israeli Shekels (primarily related to payroll), the Euro and, to a lesser extent, the South Korean Won ("KRW") and other currencies. As detailed in the Foreign Currency Exchange Risk under Item 7A - Quantitative and Qualitative Disclosures About Market Risk, our profitability is affected by movements of the U.S. dollar against the Euro, and, to a lesser extent, the New Israeli Shekel, KRW and other currencies in which we generate revenues, incur expenses and maintain cash balances. Foreign currency fluctuations may also affect the prices of our products which are denominated primarily in U.S. dollars. If there is a devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, primarily by maintaining cash balances in New Israeli Shekels, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the Euro and, New Israeli Shekel, KRW and other currencies, against the U.S. dollar could have an adverse effect on our profitability and financial condition.

Occasionally, we may enter into derivative financial instruments to hedge the exchange rates impacts on our assets and liabilities denominated in Israeli Shekels, Euro, KRW and other currencies.

Our hedging activities may also contribute to increased losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods, and may make it difficult to hedge our foreign currency exposures effectively.

We are subject to risks related to corporate social responsibility.

We are facing increasing scrutiny related to our environmental, social and governance ("ESG") practices and requested disclosures by institutional and individual investors who are increasingly using ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. Certain market participants including major institutional investors use third-party benchmarks or scores to measure our ESG practices in making investment decisions. Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies as a condition of awarding contracts. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforced actions and/or private litigation. As ESG best-practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

Complications with the design or implementation of our new ERP system could adversely impact our business and operations.

We rely extensively on information systems and technology to manage our business and summarize operating results. We are in the process of a multi-year implementation of a new global enterprise resource planning ("ERP") system. This ERP system will replace our existing operating and financial systems. The ERP system is designed to accurately maintain the Company's financial records, enhance operational functionality and provide timely information to the Company's management team related to the operation of the business. The ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we are unable to successfully design and implement the new ERP system as planned, our financial positions, results of operations and cash flows could be negatively impacted. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed.

Risks Related to Legal, Compliance and Regulations

The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for solar PV systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to promote solar electricity in the form of rebates, tax credits or exemptions and other financial incentives. The market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of government and economic incentives. Because our customers' sales are typically into the on-grid market, the reduction, elimination or expiration of government subsidies and incentives for on-grid solar electricity may negatively affect the desirability of solar electricity and could harm or halt the growth of the solar electricity industry and our business. For example, in 2015 the U.S. congress passed a multi-year extension to the solar Investment Tax Credit (ITC), and such extension helped grow the U.S. solar market. The Inflation Reduction Act of 2022 extended the term of the ITC through 2034. However future reduction in the ITC could reduce the demand for solar energy solutions in the U.S. which would have an adverse effect on our business, financial condition, and results of operations.

In general, subsidies and incentives may expire on a particular date, end when the allocated funding is reduced or terminated due to, *inter alia*, legal challenges, adoption of new statutes or regulations or the passage of time, they often occur without warning.

In addition, several jurisdictions have adopted renewable portfolio standards, mandating that a certain portion of electricity delivered by utilities to customers come from a set of eligible renewable energy resources, such as solar, by a certain compliance date. Under some programs, a utility can receive a "credit" for renewable energy produced by a third party by either purchasing the electricity directly from the producer or paying a fee to obtain the right to renewable energy generated but used or sold by the generator. A renewable energy credit allows the utility to add this electricity to its renewable portfolio requirement without actually expending the capital for generating facilities. However, there can be no assurances that such policies will continue. Reduction or elimination of renewable portfolio standards or successful efforts to meet current standards could harm or halt the growth of the solar PV industry and our business.

Unfavorable regulatory treatment under the Inflation Reduction Act of 2022 may harm our business.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into federal law. The IRA provides for, among other things, certain incentives, including certain tax credits, intended to promote clean energy. Given that the IRA is a complex new piece of legislation, additional guidance on the regulatory treatment of the IRA is expected from the Internal Revenue Service and U.S. Treasury Department. It is currently uncertain the extent to which all of our products will qualify for such incentives. Any unfavorable regulatory treatment, or guidance, including any tax benefits being made available to competing technology and not to our technology, could adversely impact our business and financial condition.

Changes to net metering policies may reduce demand for electricity from solar PV systems and harm our business.

Our business benefits from favorable net metering policies in most U.S. states and some European countries, that allow a solar PV system owner to pay his or her electric utility only for power usage net of production from the solar PV system. System owners receive credit for the energy that the solar installation generates to offset energy usage at times when the solar installation is not generating energy. Under a net metering program, the customer typically pays for the net energy used or receives a credit against future bills if more energy is produced than consumed.

Most U.S. states have adopted some form of net metering. Yet, net metering programs have recently come under regulatory scrutiny in some U.S. states due to allegations that net metering policies inequitably shift costs onto non-solar ratepayers, by allowing solar ratepayers to sell electricity at rates that are too high for utilities to recoup their fixed costs. For example, in 2019, Louisiana Public Service Commissions adopted net metering policies aiming at lowering the solar customers' savings. In December 2022, the California Public Utilities Commission voted to approve lowering current net energy metering tariffs in addition to imposing a new grid-connection fee on new rooftop solar users the tariff cuts are intended to become effective in April of 2023. We cannot assure you that these programs will not be significantly modified going forward.

If the value of the credit that customers receive for net metering is reduced, end-users may be unable to recognize the current level of cost savings associated with net metering. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately affect end-users that use net metering would significantly limit demand for our products and could have a material adverse effect on our business, financial condition, results of operations and future growth.

Existing electric utility industry regulations and changes to regulations, may present technical, regulatory, and economic barriers to the purchase and use of solar PV systems, that may significantly reduce demand for our products or harm our ability to compete**. **In addition, determinations of various regulatory bodies regarding lack of

compliance with certifications or other regulatory requirements, could harm our ability to sell our products in certain countries.

Federal, state, local and foreign government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services, and could deter purchases of solar PV systems sold by our customers, significantly reducing the potential demand for our products. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to use solar PV systems sold by our customers and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar PV systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities' peak hour pricing policies or rate design, such as to a flat rate, could require the price of solar PV systems and their component parts to be lower in order to compete with the price of electricity from the electric grid.

Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S., Europe, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government or internal utility regulations and policies that favor electric utilities could reduce the competitiveness of solar PV systems sold by our customers, and causing a significant reduction in demand for our products and services. In addition, changes in our products or changes in export and import laws and implementing regulations may delay the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether, resulting in a material adverse effect on our business, financial condition, and results of operations.

Compliance with various regulatory requirements and standards is a prerequisite for placing our products on the market in most countries in which we do business. We have all such certifications but there are at times, challenges by local administrative telecommunications, consumer board or other authorities that can place sales bans on products. For example, in December 2021, the Swedish Electrical Safety Board announced that certain models of our power optimizers are subject to a sales ban alleging that they do not meet the EMC Directive. While we disagree with this finding and maintain our position that all current SolarEdge products are tested, approved and compliant with the EMC Directive and other EU regulations, any such rulings can have a negative impact on our business and reputation. In this specific incident, we have already begun transitioning into our next generation optimizers and do not expect any impact on our business in Sweden or elsewhere.

Risks Related To Intellectual Property

If we fail to protect, or incur significant costs in defending our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions with our customers, suppliers, employees, and others, to establish and protect our intellectual property (IP) and other proprietary rights. Our ability to enforce these rights is subject to litigation risks, as well as uncertainty as to the enforceability of our IP rights in various countries, specifically claims that our IP rights are invalid or unenforceable. Our assertion of IP rights may result in another party seeking to assert claims against us, which could harm our business. Our inability to enforce our IP rights under any of these circumstances can harm our competitive position and business.

We have applied for patents in the U.S., Europe China, some of which have been issued. We cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. Any failure to obtain such approvals or finding that our intellectual property rights are invalid or unenforceable could force us to, among other things, rebrand or re-design our affected products. In countries where we have not applied for patent protection or where effective intellectual property protection is not available to the same extent as in the U.S., we may be at greater risk that our proprietary rights will be misappropriated, infringed, or otherwise violated.

Our intellectual property may be stolen or infringed upon. In fact, as further detailed in Item 3 – "Legal Proceedings" we are engaged in several legal proceedings related to intellectual property. Litigation proceedings are inherently uncertain, and adverse rulings may occur, including monetary damages, injunction stopping us from manufacturing or selling certain products, or requiring other remedies. These lawsuits are intended to protect our significant investment in our intellectual property but they also may consume management and financial resources for long periods of time and may not result in favorable outcome for us, which may adversely affect our business, results of operations or financial condition.

Third parties may assert that we are infringing upon their intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry. Occasionally, we may also be subject to claims of intellectual property right infringement and related litigation, and, as we gain greater recognition in the market, we face a higher risk of being the subject to claims of violation of others' intellectual property rights. For example, in July, 2022, we were served with a complaint by Ampt LLC filed with the International Trade Commission pursuant to Section 337 of the Tariff Act of 1930, as amended and the District Court for the District of Delaware alleging patent infringement against the Company and its subsidiary SolarEdge Technologies Ltd. Please see Item 3 - Legal Proceedings for additional information.

Responding to such claims can be time consuming, divert management's attention and resources and may cause us to incur significant expenses in litigation or settlement. While we believe that our products and technology do not infringe in any material respect upon any valid third-party IP rights, we cannot be certain of successfully defending against any such claims. If we do not successfully defend or settle an IP claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands. To avoid a prohibition, we could seek a license from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. If a license is unavailable at all or unavailable on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could require significant effort and expense. If we cannot license or develop a non-violating alternative, we could be forced to modify, limit or, in extreme cases, stop manufacturing and sales of our affected products in the relevant country and may be unable to effectively compete. Any of these results could adversely affect our business, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the "Patent Law"), inventions conceived by an employee during the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for "service inventions" can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration, but rather uses the criteria specified in the Patent Law. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Due to our latest acquisitions and following the impairment recorded during 2022, goodwill and other intangible assets totaled approximately $51.1 million, or approximately 1.2% of our total assets, as of December 31, 2022. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets, which include complex, and often subjective, assumptions and estimates. These assumptions and estimates can be affected by a variety of external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations (see Notes 8 and 9 of the financial statements for additional information).

Risks Related to the Ownership of Our Common Stock

We cannot assure you that our stock price will not decline or not be subject to significant volatility.

Our common stock price during the year ended December 31, 2022, ranged from $190.15 to $375.90 per share. As further detailed in the Performance Graph in Item 5 below, the price of our Common Stock in 2022 was highly volatile and may fluctuate in response to our results of operations in future periods or due to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

- the addition or loss of significant customers;
- changes in laws or regulations applicable to our industry, products or services;
- speculation about our business in the press or the investment community;
- price and volume fluctuations including due to general macro-economic and geopolitical changes and developments in the overall stock market;
- volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;
- share price and volume fluctuations attributable to inconsistent trading levels of our shares;
- our ability to protect our intellectual property and other proprietary rights;
- sales of our common stock by us or our significant stockholders, officers and directors;
- the expiration of contractual lock-up agreements;
- success of competitive products or services;
- the public's response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the "SEC"), announcements relating to litigation or significant changes to our key personnel;
- the effectiveness of our internal controls over financial reporting;
- changes in our capital structure, such as future issuances of debt or equity securities;
- our entry into new markets;
- tax developments in the U.S., Europe, or other markets;
- conversion of all or portion of the Notes;
- strategic actions by us or our competitors, such as acquisitions or restructurings; and
- changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations unrelated or disproportionate to the operating performance of affected companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, changes in U.S. regulations and policies with respect to renewable energy, interest rate changes, or international currency fluctuations, may cause the market price of our common stock to decline. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation, of which we may be the target in the future. Securities litigation against us could result in substantial cost and divert our management's attention from other business concerns, which could seriously harm our business.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and by-laws contain provisions that could depress the trading price of our common stock by discouraging, delaying, or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

- authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- limiting the ability of stockholders to call a special stockholder meeting;
- prohibiting stockholders from acting by written consent;
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- the removal of directors only for cause and only upon the affirmative vote of the holders of at least 662/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class;
- providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our by-laws; and
- requiring the affirmative vote of holders of at least 662/3% of the voting power of all of the then outstanding shares of common stock, voting as a single class, to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, advance notification of stockholder nominations and proposals, calling special meetings of stockholders, forum selection and the liability of our directors, or to amend, alter, rescind, or repeal our by-laws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder becomes an "interested" stockholder.

Our certificate of incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause that is included in our certificate of incorporation, a court outside of Delaware could rule that such a provision is inapplicable or unenforceable.

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

We have never declared or paid any dividends on our common stock and currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and organizational documents. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock.

ITEM 1B. Unresolved Staff Comments.

Not applicable.

ITEM 2. Properties

Our corporate headquarters are located in Herziliya Pituach, Israel.

Leased Offices and R&D Laboratories

As of December 31, 2022, we lease office, testing, and product design facilities in Israel. In May, 2021, we signed a long-term lease agreement for the development of a 38,000 square meter campus, to be built on 16.5 acres of land, in the central area of Israel. The campus, which is scheduled to be completed in the first half of 2025, will replace our current headquarters in Herziliya, Israel.

In addition to our leased properties in Israel, we lease offices and lab facilities in California, Nevada, Germany, Netherlands, Italy, France, Australia, UK, Japan, Turkey, India, Bulgaria, Belgium, Taiwan, Korea, Brazil, Mexico and China as well as an R&D and call center in Bulgaria.

Manufacturing

We outsource most of our manufacturing to our manufacturing partners. We have our own manufacturing facility, Sella 1, in the North of Israel. We also have a factory in which we manufacture lithium-ion batteries for our storage business operations, through our Korean subsidiary (formerly Kokam), and have completed the construction of Sella 2, our second lithium-ion cell and battery factory in Korea. For our e-Mobility and Automation Machines divisions, we have manufacturing facilities in Umbria, Italy for the assembly of batteries and other components for light commercial vehicles.

Owned Properties

In addition to our leased properties, we also own manufacturing facilities in Italy, manufacturing facilities in South Korea and an office space in the U.K.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available on commercially reasonable terms.

ITEM 3. Legal Proceedings

In September, 2018, our German subsidiary, SolarEdge Technologies GmbH, received a complaint filed by a competitor, SMA Solar Technology AG ("SMA"). The complaint, filed in the District Court Düsseldorf, Germany, alleges that SolarEdge's 12.5kW - 27.6kW inverters infringed on two of the plaintiff's patents. In its complaints, SMA requests, *inter alia*, an injunction, rendering account about past sales, a recall of products and a determination for a claim for damages for sales in Germany. SMA asserted a value in dispute of 5.5 million Euros (approximately $5.9 million) for both patents. We challenged the validity of both patents. In December 2019 the District Court of Düsseldorf found one of the two patents to be infringed upon and we appealed this decision to the Appeals Court Düsseldorf. In the parallel nullity proceedings regarding this patent, in October 2020, the German Patent Court rendered the SMA patent invalid; this invalidity was appealed by SMA and in January 2023, the German Supreme Court upheld the finding of invalidity. With respect to the second patent, in November 2019 the first instance court stayed the infringement proceedings since it considered it to be highly likely that the patent would also be invalid. In August 2021, the German Patent Court rendered this patent invalid as well, and this invalidity has been appealed by SMA. We believe that we have meritorious defenses to these claims and intend to vigorously defend against this lawsuit.

On July 28, 2022, we were served with a complaint by Ampt LLC filed with the International Trade Commission (the "Commission") pursuant to Section 337 of the Tariff Act of 1930, as amended in the District Court for the District of Delaware alleging patent infringement against the Company and its subsidiary SolarEdge Technologies Ltd. On October 24, 2022, the complaint filed in the District Court of Delaware was administratively stayed until the Commission's action is resolved. We believe that we have meritorious defenses to the complaints and intend to vigorously defend against them.

On November 3, 2022, we received notice that a class action lawsuit was filed in the U.S District Court of the Southern District of New York against us, our subsidiary SolarEdge Technologies Ltd., our CEO and our CFO, by a purported stockholder of the Company, alleging violations of the Federal Securities Act in connection with complaints filed against us by Ampt LLC, as described in the preceding paragraph. On February 14, 2023, the lawsuit was voluntarily withdrawn by the plaintiffs and subsequently dismissed by the court.

In addition, in the normal course of business, we may from time to time be named as a party to various legal claims, actions and complaints (including as a result of initiating such legal claims, actions or complaints on behalf of the Company). It is impossible to predict with certainty whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity

Market Information

Our common stock, par value $0.0001 per share, trades on the Nasdaq Global Select Market, where prices are quoted under the symbol "SEDG".

Holders of Record

As of December 31, 2022, there were 10 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and organizational documents.

Performance Graph

The following graph compares the cumulative total shareholder return on our common stock from January 1, 2018 to December 31, 2022 to that of the total return of the S&P 500 Index and the Invesco Solar ETF. This graph is furnished and not "filed" with the Securities and Exchange Commission or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings, irrespective of any general incorporation contained in such filing.



ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this Annual Report on Form 10-K captioned "Business" and our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under the sections of this Annual Report captioned "Special Note Regarding Forward Looking Statements" and "Risk Factors". For discussion related to changes in financial condition and the results of operations for the year ended December 31, 2021, refer to Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 22, 2022.

Overview

We develop, manufacture and sell products that address a broad range of energy market segments through our diversified product offering, including residential, commercial and large scale photovoltaic or PV, energy storage and backup solutions, electric vehicle or EV charging capabilities, home energy management, grid services and virtual power plants, as well as products in our non-solar businesses which address e-Mobility ("e-Mobility"), automation machines ("Automation Machines") and lithium-ion batteries ("Storage").

Further information regarding our business is provided in "Part I, Item 1. Business" of this Annual Report.

In the year ended December 31, 2022, one customer accounted for 18.5% of our revenues and our top three customers (all distributors) together represented 34.8% of our revenues.

Our revenues were $3,110.3 million and $1,963.9 million for fiscal 2022 and fiscal 2021, respectively. Gross margins were 27.2% and 32.0% for fiscal 2022 and fiscal 2021, respectively. Net income was $93.8 million and $169.2 million for fiscal 2022 and fiscal 2021, respectively.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. We use metrics relating to shipments of inverters, power optimizers and megawatts to evaluate our sales performance and to track market acceptance of our products. We use metrics relating to monitoring (systems monitored) to evaluate market acceptance of our products and usage of our solution.

We provide the "megawatts shipped" and "megawatts hour shipped" metrics, which are calculated based on inverter or battery nameplate capacity shipped respectively, to show adoption of our system on a nameplate capacity basis. Nameplate capacity shipped is the maximum rated power output capacity of an inverter or battery, and corresponds to our financial results in that higher total nameplate capacities shipped are generally associated with higher total revenues. However, revenues may increase in a non-correlated manner to the "megawatt shipped" metric since other products such as Power Optimizers, are not accounted for in this metric.

	Year ended December 31,	
	2022	**2021**
Inverters shipped	1,019,307	789,565
Power optimizers shipped	23,736,368	18,568,297
Megawatts shipped[1]	10,491	7,159
Megawatts hour shipped - residential batteries	889	53

[1] Excluding residential batteries, based on the aggregate nameplate capacity of inverters shipped during the applicable period. Nameplate capacity is the maximum rated power output capacity of an inverter as specified by the manufacturer.

Global Circumstances Influencing our Business and Operations

Covid-19 Impact & Response

Covid-19 continued to present challenges to our operations and business in 2022, primarily, operational challenges, which we reported on continuously in our quarterly reports throughout the year, but to a lesser extent than in 2021. Due to the worldwide growing trend in availability and administration of vaccines against Covid-19, many restrictions that were placed during the pandemic were gradually lifted by governments across the globe. However, the future impact of the Covid-19 pandemic remains highly uncertain. Resurgences of Covid-19 cases and the emergence of new variants may adversely impact our results of operations. For example, in the second quarter of 2022, the mandatory government shutdowns resulting from the increase in Covid-19 cases in Shanghai, that were eased in the beginning of the third quarter of 2022, led to delays in our scheduled shipments from the Shanghai port. Our first priority continues to be to protect and support our employees while maintaining company operations and support of our customers with as few disruptions as possible. We follow the guidance issued by applicable local authorities and health officials in each region in which we do business, including in our headquarters located in Israel.

While we have not experienced any new disruptions resulting directly from Covid-19 in the fourth quarter of 2022, the pandemic and general global economic conditions continue to present challenges to our operations and business. In the fourth quarter of 2022, we began to witness a decrease in shipment prices and transit times, both however are still not at their pre-Covid-19 levels. In fiscal 2022 as a whole and the fourth quarter of 2022 specifically, the industry-wide component shortages which originated from Covid-19 and amplified by the increase in demand for our products, as well as other manufacturers who are competing for the same components, continued to impact our ability to accurately plan and forecast the delivery of our products to customers and have also increased cost of ocean and air freight for components and finished goods. To mitigate the impact of these disruptions on our supply chain, we extended shipment terms that differ from our standard terms in certain transactions including Free-Carrier and Ex-works (INCOTERMS, 2020) delivery from our manufacturing facilities. This change was implemented as part of our ongoing efforts to expedite shipments to our customers and improve visibility throughout our supply chain. Moreover, industry-wide component shortages require our R&D teams to focus their attention on manufacturing and production design workarounds solutions, which can impact our ability to meet our plans to roll out new innovative products and services. Our operation team is working tirelessly to mitigate the impact of the disruptions described above.

Impact of Ukraine's Conflict on the Energy Landscape

The conflict between Ukraine and Russia, which started in early 2022, and the sanctions and other measures imposed in response to this conflict, have increased the level of economic and political uncertainty. While we do not have any meaningful business in Russia or Ukraine and we do not have physical assets in these countries, this conflict has, and is likely to continue to have, a multidimensional impact on the global economy, the energy landscape in general and the global supply chain. On one hand, in 2022, rising global interest in becoming less dependent on gas and oil led to higher demand for our products. On the other hand, the conflict further adversely affected the prices of raw materials arriving from Eastern Asia and resulted in an increase in gas and oil prices. Furthermore, various shipment routes were adversely impacted by the conflict resulting in increased shipment lead times and shipping costs for our products. While the impact of this conflict cannot be predicted at this time, the circumstances described above may have an adverse effect on our business and results of operations.

Inflation Reduction Act

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which includes several incentives intended to promote clean energy, battery and energy storage, electrical vehicles, and other solar products and is expected to impact our business and operations. As part of such incentives, the IRA, will among other things, extend the investment tax credit ("ITC") through 2034 and is therefore expected to increase the demand for solar products. The IRA is expected to further incentivize residential and commercial solar customers and developers due to the inclusion of a tax credit for qualifying energy projects of up to 30%. Since these regulations are new and are still pending administrative guidance from the Internal Revenue Service and U.S. Treasury Department, we will be examining the benefits that may be available to us, such as the availability of tax credits for domestic manufacturers, in the coming months. To the extent that tax benefits or credits may be available to competing technology and not to our technology, our business could be adversely disadvantaged.

Key Components of Our Results of Operations

The following discussion describes certain line items in our Consolidated Statements of Operations.

Revenues

We generate revenues from the sale of DC optimized inverter systems for solar PV installations which include power optimizers, inverters, storage and backup solutions, EV chargers, smart energy devices, our cloud-based monitoring platform as well as grid services. Our customer base mainly includes distributors, large solar installers, wholesalers, EPCs, and PV module manufacturers. In addition, we also generate revenues from the sale of lithium-ion cells, batteries and energy storage solutions, automation machines and EV powertrain solutions for electric vehicles.

Our revenues from the sale of solar-related products are affected by changes in the volume and average selling prices of our DC optimized inverter systems. The volume and average selling price of our systems is driven by the supply and demand for our products, changes in the product mix between our residential and commercial products, the customer mix between large and small customers, the geographical mix of our sales, sales incentives, end user government incentives, seasonality, and competitive product offerings. Revenues from the sale of energy storage system or ESS products, are affected by the type of product sold (cell, battery or system) and the type of the battery that is sold. Revenues from the sale of SolarEdge Automation Machines and SolarEdge e-Mobility products are affected by the changes in the volumes, customers' size and average selling prices of the products we sell.

Our revenue growth is dependent on our ability to expand our market share in each of the geographies in which we compete, expand our global footprint to new evolving markets, grow our production capabilities to meet demand, continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers and expansion of the new businesses we acquired.

In the year ended December 31, 2022, 54.3% of our revenues were generated from Europe, 36.5% of our revenues were generated from the United States and 9.2% of our revenues were generated from ROW. In the year ended December 31, 2021, 45.4% of our revenues were generated from Europe, 40.0% of our revenues were from the United States and 14.6% of our revenues were generated from ROW.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of product costs, including purchases from our contract manufacturers and other suppliers, as well as costs related to shipping, customer support, product warranty, personnel, depreciation of testing and manufacturing equipment, provision for losses related to slow moving and dead inventory, hosting services for our cloud based monitoring platform, and other logistics services. Our product costs are affected by technological innovations, such as advances in semiconductor integration and new product introductions, economies of scale resulting in lower component costs and improvements in production processes and automation. Some of these costs, primarily personnel and depreciation of testing and manufacturing equipment, are not directly affected by sales volume.

With respect to ESS, Automation Machines and e-Mobility products ("Non-Solar") cost of revenues, consists primarily of materials costs, labor costs associated with the manufacturing, variable utility, and operational costs related to the manufacturing factories, depreciation of testing and manufacturing equipment, amortization of intangible assets and other fixed costs.

Except for the manufacturing and assembly activities related to our Non-Solar businesses and the manufacturing of solar products at Sella 1, our manufacturing facility in the North of Israel, we outsource our manufacturing to third-party manufacturers and negotiate product pricing on a quarterly basis.

During 2022, supply chain and operational challenges coupled with an increase in demand for our products, resulted in increased use of expedited ocean freight as well as air freight to deliver our products to our customers in a timely manner. At the beginning of 2022, a high portion of our products manufactured in non-tariff countries imported into the U.S. resulted in lower custom tariff charges. As a result of the operational challenges we faced during 2022, the levels of our finished goods inventories required to support our growth were reduced. While we are seeing an improvement in supply chain disruptions and component constraints towards the end of 2022, we expect to continue to deliver our products through expedited ocean freight and air freight. To the extent that production in our Mexican manufacturing facility ramps and production in Sella 1 is expanded as anticipated, we expect inventory levels to return to those required to support our growing business, the reduction in expedited shipments and air freight usage during the third quarter of 2023.

We continue to develop our own manufacturing capabilities. For example, we have developed our own proprietary automated assembly lines for our power optimizers, manufacture sub-assemblies such as cables and magnetic, and own large amounts of equipment in connection with such manufacturing activities. In 2022, we developed and commenced manufacturing from our first partially automated inverter assembly line which began production in our Sella 1 manufacturing site. We expect to continue to invest in additional automated assembly lines in the future. We have designed and are responsible for funding all of the capital expenses associated with existing and planned automated assembly lines. The current and expected capital expenses associated with these automated assembly lines will be funded out of our current cash and cash equivalents, available-for-sale marketable securities and cash flows generation. Additionally, we continue to develop our own manufacturing capabilities in Sella 2, our Li-Ion battery factory in Korea. We expect Sella 2 to continue to incur costs and expenses as it ramps. We also intend to expand the manufacturing capabilities of Sella 2 in fiscal years 2023 and 2024 which will result in additional expenses. We intend to use our available cash balances for this expansion.

Key components of our logistics supply channel consist of third party distribution centers in the U.S., Europe, Australia, and Japan. Finished goods are either shipped to our customers directly from our contract manufacturers or shipped to third-party distribution centers and then, finally, shipped to our customers.

Cost of revenues also includes our operations, production and support departments' costs. The operations and production departments are responsible for production management such as planning, procurement, supply chain, production methodologies and machinery planning, logistics management and manufacturing support to our contract manufacturers, as well as the quality assurance of our products. Our support department provides customer and technical support at various levels through our call centers around the world as well as second and third-level support services, which are provided by support personnel located in our headquarters. Our employees headcount in our operations, production and support departments has grown from 2,052 as of December 31, 2021 to 2,383 as of December 31, 2022.

Gross profit may vary from quarter to quarter and is primarily affected by our average selling prices, product costs, manufacturing ramp-up costs, product mix, customer mix, geographical mix, shipping method, warranty costs, exchange rates and seasonality.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, general and administrative, goodwill impairment and other operating expenses, net. Personnel related costs are the most significant component of each of these expense categories and include salaries, benefits, payroll taxes, commissions and stock-based compensation. Our employees headcount in our research and development, sales and marketing and general and administrative departments, has grown from 1,912 as of December 31, 2021 to 2,543 as of December 31, 2022. We expect to continue to hire significant numbers of new employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue. We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

Research and development expenses

Research and development expenses include personnel-related expenses such as salaries, benefits, stock-based compensation and payroll taxes. Our research and development employees are engaged in the design and development of power electronics, semiconductors, software, power-line communications, networking and chemistry. Our research and development expenses also include third-party design and consulting costs, materials for testing and evaluation, ASIC development and licensing costs, depreciation and amortization expenses, and other indirect costs. We devote substantial resources to ongoing research and development programs that focus on enhancements to, and cost efficiencies in, our existing products and timely development of new products that utilize technological innovation, thereby maintaining our competitive position.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, sales commissions, benefits, payroll taxes, and stock-based compensation. These expenses also include travel, fees of independent consultants, trade shows, marketing, costs associated with the operation of our sales offices and other indirect costs. We currently have a sales presence in many countries worldwide and intend to continue to expand our sales presence to additional regions.

General and administrative expenses

General and administrative expenses consist primarily of salaries, employee benefits and stock-based compensation related to our executives, finance, human resources, information technology, and legal organizations, travel expenses, facilities costs, fees for professional services, and registration fees related to being a publicly-traded company. Professional services consist of audit and legal costs, remuneration to board members, insurance, information technology and other costs. General and administrative expenses also include expenses related to legal claims and allowance for doubtful accounts in the event of uncollectible account receivables balances.

Goodwill impairment and other operating expenses, net

Goodwill impairment and other operating expenses, net, consist primarily of impairment of goodwill, impairment of long-lived assets and certain other nonrecurring items.

Non Operating Expenses

Financial income (expense), net

Financial income (expense), net, consists primarily of interest income, interest expense, gains or losses from foreign currency fluctuations and hedging transactions.

Interest income consists of interest from our investment in available for sale marketable securities, deposits and accretion of discounts related to our investment in available for sale marketable securities.

Interest expense consists of interest related to bank loans, advance payments received for performance obligations that extend for a period greater than one year, related to Accounting Standard Codification 606, "Revenue from Contracts with Customers" (ASC 606), interest related to Accounting Standard Codification 842, "Leases" (ASC 842), amortization of premium related to our investment in available for sale marketable securities and the accretion of the debt discount and amortization of debt issuance cost associated with our Notes due 2025.

Our functional currency is the U.S. dollar. With respect to certain of our subsidiaries, the functional currency is the applicable local currency. Financial (expenses) income, net, also consists of gains or losses from foreign currency fluctuations primarily of the effect of foreign exchange differences between the U.S. dollar and the New Israeli Shekel, the Euro, the South Korean Won and other currencies related to our monetary assets and liabilities, the fair value remeasurement of hedging contracts not designated as cash flow hedge and bank charges.

Other income

Other income consists primarily of realized and unrealized gains and losses on investments in privately-held companies.

Income taxes

We are subject to income taxes in the countries where we operate.

In the year ended December 31, 2022, we recorded a net income tax expense of $83.4 million, which consists of a $94.4 million current income tax expense and $11.0 million of deferred tax income. In the year ended December 31, 2021, we recorded a net income tax expense of $18.1 million, which consists of a $29.7 million current income tax expense and a $11.6 million deferred tax income. The increase in net income tax expense was mainly attributed to impairments that did not have a corresponding tax effect and the change to Section 174 of the U.S Internal Revenue Code, which became effective on January 1, 2022. The change eliminates the option to deduct research and development expenditures currently and requires taxpayers to amortize them over five years (if generated from a US entity) and fifteen years (if generated from non-U.S. entities).This change to Section 174, as well as lower tax benefits relating to stock-based compensation, resulted in an increase in the Company's taxable income and Global Intangible Low Taxed Income ("GILTI") tax.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law, making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings (including GILTI, as explained above) and certain related-party payments.

Furthermore, the Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets, and 8% on the remaining earnings. The total tax liability will be paid over the eight-year period provided in the Tax Act (ending 2024).

SolarEdge Technologies Ltd., our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investments Law is taxed at the corporate tax rate. The Israeli corporate tax rate is 23%.

Our Israeli subsidiary elected tax year 2012 as a "Year of Election" for "Benefited Enterprise" under the Israeli Investments Law, which provides certain benefits, including tax exemptions and reduced tax rates. Upon meeting the requirements under the Israeli Investments Law, the two-year tax exemption has ended on December 31, 2018.

The Investment Law was amended in 2005 and was further amended as of January 1, 2011 and in August 2013 (the "2011 Amendment"). The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (both as defined in the 2011 Amendment). Under the 2011 Amendment, income derived by Preferred Companies from Preferred Enterprise would be subject to a uniform rate of corporate tax. The tax rate applicable to such income, referred to as "Preferred Income", would be 7.5% in areas in Israel that are designated as Development Zone A and 16% elsewhere in Israel starting in the year 2017 and thereafter. Our Israeli subsidiary has established its own manufacturing facility in Israel, located in a Development Zone A, therefore income from manufacturing attributed to that facility is subject to a 7.5% tax rate.

In December 2016, Amendment 73 to the Investments Law (the "2017 Amendment") was published. According to the 2017 Amendment, special tax tracks for technological enterprises have been introduced, which are subject to rules that were issued by the Israeli Ministry of Finance. A Preferred Technological Enterprise (PTE), as defined in the 2017 Amendment, that is located in the central region of Israel, will be subject to a tax at a rate of 12% on profits deriving from intellectual property, or 6% if its annual revenues exceed New Israeli Shekel 10 billion.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technological Income and Capital Gain for Technological Enterprise), 2017 (the "Regulations") were published. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE regime. A company that complies with the terms under the PTE regime, may be entitled to certain tax benefits with respect to certain income generated during the company's regular course of business and derived from the preferred intangible asset.

As of January 2019, our Israeli subsidiary elected to implement the 2011 and 2017 Amendments starting as of tax year 2019 and as a result, under the PTE regime with respect to our business activities in Israel. Our PTE income was subject to a 12% tax rate in Israel in the years 2019-2021, and in 2022 to a 6% tax rate as we surpassed 10 billion New Israeli Shekel revenues threshold.

The Law for the Encouragement of Industry (Taxes), 1969, (the "Industry Encouragement Law"), provides certain tax benefits for an 'Industrial Company' as such term is defined in the Industry Encouragement Law. An Industrial Company is entitled to certain tax benefits including, inter alia, amortization over an eight-year period of the cost of purchased know-how, patents and accelerated depreciation rates on equipment and buildings.

Results of Operations

The following tables set forth our consolidated statements of income for the years ended December 31, 2022 and 2021. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period.

Comparison of year ended December 31, 2022 and year ended December 31, 2021

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Revenues	$ 3,110,279	$ 1,963,865	$ 1,146,414	$ 58.4%
Cost of revenues	2,265,631	1,334,547	931,084	69.8%
Gross profit..	844,648	629,318	215,330	34.2%
Operating expenses:				
Research and development	289,814	219,633	70,181	32.0%
Sales and marketing	159,680	119,000	40,680	34.2%
General and administrative	112,496	82,196	30,300	36.9%
Goodwill impairment and other operating expenses, net...................................	116,538	1,350	115,188	8,532.4%
Total operating expenses..........................	678,528	422,179	256,349	60.7%
Operating income	166,120	207,139	(41,019)	(19.8)%
Financial income (expense), net	3,316	(19,915)	23,231	(116.7)%
Other income	7,719	—	7,719	100.0%
Income before income taxes........................	177,155	187,224	(10,069)	(5.4)%
Income taxes......................................	83,376	18,054	65,322	361.8%
Net income	$ 93,779	$ 169,170	$ (75,391)	$ (44.6)%

Revenues

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Revenues	$ 3,110,279	$ 1,963,865	$ 1,146,414	58.4%

Revenues increased by $1,146.4 million, or 58.4%, in the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to (i) an increase of $615.5 million related to the number of inverters and power optimizers sold, with significant growth in revenues coming from Europe and the U.S.; and (ii) an increase of $409.6 million related to the number of residential batteries sold mainly in Europe and in the U.S.

Revenues from outside of the U.S. comprised 63.5% of our revenues in the year ended December 31, 2022 as compared to 60.0% in the year ended December 31, 2021.

The number of power optimizers recognized as revenues increased by approximately 5.1 million units, or 27.4%, from approximately 18.6 million units in 2021 to approximately 23.7 million units in 2022. The number of inverters recognized as revenues, increased by approximately 226.2 thousand units, or 28.7%, from approximately 788.4 thousand units in 2021 to approximately 1,014.6 thousand units in 2022.

Our blended Average Selling Price or ASP per watt for solar products excluding residential batteries is calculated by dividing solar revenues, excluding revenues from the sale of residential batteries, by the nameplate capacity of inverters shipped. Our blended ASP per watt for solar products shipped decreased by 0.008, or 3.3%, in 2022 as compared to 2021. The decrease in blended ASP per watt is mainly attributed to the depreciation of the Euro and other currencies against the U.S. Dollar, which, coupled with our increased sales in Europe, accelerated this effect, as well as the increase in the sale of commercial products in Europe and the U.S., out of our total solar product mix that is characterized with lower ASP per watt. This decrease in blended ASP per watt was partially offset by price increases that went into effect gradually during the second half of 2021 and continued in 2022, as well as a relatively higher number of other solar products shipped compared to the number of inverters shipped, which increased our total solar revenues, but did not impact the watt amount used for calculating the ASP per watt.

Our blended ASP per hour watt for residential batteries is calculated by dividing residential batteries revenues, by the nameplate capacity of residential batteries shipped. Our blended ASP per watt for residential batteries in 2022 was 0.479.

Cost of Revenues and Gross Profit

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Cost of revenues	$ 2,265,631	$ 1,334,547	$ 931,084	69.8%
Gross profit................................	$ 844,648	$ 629,318	$ 215,330	34.2%

Cost of revenues increased by $931.1 million, or 69.8%, in 2022 as compared to 2021, primarily due to:

- an increase in the volume of products sold and the increase in the cost of components used in the manufacturing of our products;

- a significant increase in shipment and logistic costs in an aggregate amount of $124.0 million due to (i) an increase in volume shipped; (ii) an increase in air and expedited shipments; and (iii) an increase in the shipment rates throughout 2022 that was partially offset by a decrease in shipment rates which began in the fourth quarter of 2022;

- an increase in other production costs of $89.0 million, which is mainly attributed to charges from our contract manufacturers, due to manufacturing disruptions related to global supply constraints, increased logistics costs resulting from transportation disruptions, mobilization of components between our different manufacturing sites in order to allow for continuous manufacturing, as well as ramp up costs associated with our new contract manufacturing site in Mexico and Sella 2, our Li-Ion battery cell manufacturing facility located in South Korea;

- an increase in warranty expenses and warranty accruals of $88.6 million. associated primarily with an increased number of products in our install base, as well as an increase in costs related to the different elements of our warranty expenses, which include the cost of the products, shipment and other related expenses;

- an increase in personnel-related costs of $22.4 million, related to the expansion of our production, operations, and support headcount, which grew in parallel to our growing install base worldwide, our new contract manufacturing site in Mexico and the completion of our lithium-ion cell and battery factory in Korea, known as "Sella 2"; and

- an increase in customs duties of $17.2 million attributed to the increase in volumes of products manufactured in China for the U.S. market.

Gross profit as a percentage of revenue decreased from 32.0% in 2021 to 27.2% in 2022, as a result of the above detailed analysis.

Operating Expenses:

Research and Development

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Research and development	$ 289,814	$ 219,633	$ 70,181	32.0%

Research and development costs increased by $70.2 million or 32.0%, in 2022 compared to 2021, primarily due to:

- an increase in personnel-related costs of $53.0 million resulting from an increase in our research and development headcount, as well as salary expenses associated with annual merit increases and employee stock-based compensation. The increase in headcount reflects our continuing investment in enhancements of existing products, as well as research and development expenses associated with bringing new products to the market;

- an increase in expenses related to overhead costs in the amount of $6.6 million;

- an increase in depreciation expenses of property and equipment in the amount of $4.2 million;

41

- a decrease in reimbursement of costs, in the amount of $4.2 million, related to the research and development activities performed by SolarEdge e-Mobility; and

- an increase in expenses related to material consumption in the manufacturing of prototypes during our development process in the amount of $2.4 million.

These increases were partially offset by a decrease in expenses related to consultants and sub-contractors in the amount of $3.7 million.

Sales and Marketing

	Year ended December 31,		2021 to 2022	
	2022	**2021**	**Change**	
		(In thousands)		
Sales and marketing .... $	159,680 $	119,000 $	40,680	34.2%

Sales and marketing expenses increased by $40.7 million, or 34.2%, in 2022 compared to 2021, primarily due to:

- an increase in personnel-related costs of $28.6 million, as a result of an increase in headcount supporting our growth in all geographies, as well as salary expenses associated with annual merit increases and employee stock-based compensation;

- an increase in expenses related to marketing activities of $4.8 million; and

- an increase in expenses related to travel in the amount of $2.7 million.

General and Administrative

	Year ended December 31,		2021 to 2022	
	2022	**2021**	**Change**	
		(In thousands)		
General and administrative .... $	112,496 $	82,196 $	30,300	36.9%

General and administrative expenses increased by $30.3 million, or 36.9%, in 2022 compared to 2021, primarily due to:

- an increase in personnel-related costs of $22.7 million resulting from an increase in our general and administrative headcount, as well as salary expenses associated with annual merit increases and employee stock-based compensation;

- an increase in expenses related to consultants and sub-contractors in the amount of $7.3 million; and

- an increase in expenses related to overhead costs in the amount of $2.4 million.

These increases were partially offset by a decrease of $5.6 million related to a provision for legal claims.

Goodwill impairment and other operating expenses, net

	Year ended December 31,		2021 to 2022	
	2022	**2021**	**Change**	
		(In thousands)		
Goodwill impairment and other operating expenses, net................................ $	116,538 $	1,350 $	115,188	8,532.4%

Goodwill impairment and other operating expenses, net were $116.5 million in 2022, compared to $1.4 million in 2021, primarily due to:

- an increase in the amount of $90.1 million attributed to a goodwill impairment charge related to three reporting units: e-Mobility, Automation Machines and Critical Power ; and

- an increase of $28.4 million attributed to the impairment of intangible assets, mainly related to the technology of the e-Mobility asset group, as well as the impairment of the related intangible assets of the Critical Power asset group, due to the discontinuation of its activities.

These were partially offset by an increase of $2.6 million in income related to selling of Critical Power assets and property, plant and equipment.

Financial income (expenses), net

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Financial income (expense), net	$ 3,316	$ (19,915)	$ 23,231	(116.7)%

Financial income, net was $3.3 million in 2022 compared to financial expenses, net of $19.9 million in 2021, primarily due to:

- a decrease of $20.9 million in financial expenses resulted from foreign exchange fluctuations, mainly between each of the Euro, the New Israeli Shekel and the South Korean Won against the U.S. dollar; and

- an increase of $7.6 million in interest income and accretion (amortization) of discount (premium) on marketable securities.

These were partially offset by a decrease of $4.7 million in financial income related to hedging transactions.

Other income

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Other income	$ 7,719	$ —	$ 7,719	100.0%

Other income increased by $7.7 million, or 100.0%, in 2022 compared to 2021 due to the sale of our investment in a privately-held company.

Income taxes

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Income taxes...............................	$ 83,376	$ 18,054	$ 65,322	361.8%

Income taxes increased by $65.3 million, or 361.8%, in 2022 as compared to 2021, primarily due to:

- an increase of $51.4 million of current tax expenses mainly attributed to the change to Section 174 of the U.S Internal Revenue Code, as well as impairment of goodwill and intangible assets, higher non-deductible expenses and lower tax benefits relating to stock-based compensation. The change to Section 174, which became effective on January 1, 2022, eliminates the option to deduct research and development expenditures as expensed and requires taxpayers to amortize them over five years (if generated from a U.S. entity) and fifteen years (if generated from non-U.S. entities).

- an increase of $13.3 million in prior years taxes income; and

- a decrease of $0.6 million in deferred tax income.

Net Income

	Year ended December 31,		2021 to 2022	
	2022	2021	Change	
	(In thousands)			
Net income	$ 93,779	$ 169,170	$ (75,391)	(44.6)%

As a result of the factors discussed above, net income decreased by $75.4 million, or 44.6% in 2022 as compared to 2021.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities, and financing activities for the stated periods:

	Year ended December 31,	
	2022	**2021**
	(In thousands)	
Net cash provided by operating activities	$ 31,284	$ 214,129
Net cash used in investing activities	(417,044)	(484,211)
Net cash provided by (used in) financing activities	654,607	(15,178)
Increase (decrease) in cash, cash equivalents and restricted cash	$ 268,847	$ (285,260)

As of December 31, 2022, our cash and cash equivalents were $783.1 million. This amount does not include $886.6 million invested in available for sale marketable securities, $0.5 million invested in short-term restricted bank deposits and $1.4 million invested in long-term restricted bank deposits. Our principal uses of cash are for funding our operations, capital expenditures, other working capital requirements and other investments. As of December 31, 2022, we have open commitments for capital expenditures in the amount of approximately $74.0 million. These commitments reflect purchases of automated assembly lines and other machinery related to our manufacturing operations. We also have purchase obligations in the amount of $1,590.2 million related to raw materials and commitments for the future manufacturing of our products.

We believe that cash provided by operating activities, as well as our cash and cash equivalents and available for sale marketable securities, will be sufficient to meet our anticipated cash needs for at least the next 12 months as well as in the longer term, including the self-funding of our capital expenditure and operational commitments.

Operating Activities

Cash provided by operating activities consists of net income adjusted for certain non-cash items and changes in assets and liabilities. Cash provided by operating activities decreased by $182.8 million in 2022 as compared to 2021, mainly due to unfavorable changes in working capital and lower net income in 2022 compared to the prior year.

Investing Activities

Investing cash flows consist primarily of capital expenditures, investment in, sales and maturities of available for sale marketable securities, investment and withdrawal of bank deposits and restricted bank deposits, cash used for acquisitions and cash provided by the sale of equity investments. Cash used for investing activities decreased by $67.2 million in 2022 as compared to 2021, primarily driven by a $72.2 million decrease in purchases of available-for-sale debt investments, an increase of $29.0 million in sales and maturities of available-for-sale debt investments, $16.6 million decrease in an investment in a privately-held company and $24.4 million increase from sale of an investment in a privately-held company. This increase was partially offset by a $61.1 million decrease in cash provided by bank deposits and restricted bank deposits and an increase of $20.1 million in capital expenditures.

Financing Activities

Financing cash flows consisted primarily of the issuance and repayment of short-term and long-term debt, proceeds from the sale of shares of common stock in a public offering and employee equity incentive plans. Cash provided by financing activities in 2022 was $654.6 million compared to $15.2 million cash used in financing activities in 2021, primarily due to a $650.5 million increase in cash provided by the issuance of common stock, net through a secondary public offering, and a decrease of $15.9 million in repayment of bank loans.

Convertible Senior Note

On September 25, 2020, we issued $632.5 million aggregate principal amount of our Convertible Senior Notes or Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. Net proceeds from the offering, after underwriters' discount and commissions and offering expenses, was $617.9 million. We intend to use the proceeds of the Notes for general corporate purposes (see Note 16 to our annual financial statements for more information).

Secondary public offering

On March 17, 2022, we offered and sold 2,300,000 shares of the Company's common stock at a public offering price of $295.00 per share. The net proceeds to the Company after underwriters' discounts and commissions and offering costs were $650,526. We intend to use the proceeds from the public offering for general corporate purposes, which may include acquisitions (see Note 18b to our consolidated financial statements for more information).

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain (see Note 2 to our annual financial statements for more information).

Revenue Recognition

We generate revenues from the sale of DC optimized inverter systems for solar PV installations which include our power optimizers, inverters, and cloud-based monitoring platform as well as other solar related products, Lithium-ion cells, batteries, energy storage solutions, EV powertrain solutions and machinery. Our worldwide customer base includes large solar installers, distributors, EPCs, PV module manufacturers, utility companies and other customers. Our products are fully functional at the time of shipment to the customer and do not require production, modification, or customization with the exception of some ESS systems that require installation and commissioning. We recognize revenue under the core principle that transfer of control to the customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. Provisions for rebates, sales incentives, and discounts to customers are accounted for as reductions in revenue in the same period that the related sales are recorded.

We generally sell our products to our customers pursuant to a customer's standard purchase order and our customary terms and conditions. We do not offer rights to return our products other than for normal warranty conditions, and as such, revenue is recognized based on the transfer of control, which includes but is not limited to, the agreed International Commercial terms. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance and shipment of an order.

We provide our full web-based monitoring platform for our solar products free of charge and revenues associated with the service since that date are being recognized ratably over 25 years. In the absence of third party comparable pricing for such service, management determines the revenue levels of this service based on the costs associated with providing the service plus appropriate margins that reflect management's best estimate of the selling price. These revenues are minimal and we do not expect this to become a significant source of revenue in the near future.

We recognize financing component expenses in our consolidated statement of income in relation to advance payments for performance obligations that extend for a period greater than one year. These financing component expenses are reflected in our deferred revenues balance. Such performance obligations are those that include a financing component, specifically: (i) warranty extension services, (ii) cloud-based monitoring, and (iii) communication services.

See Notes 2u and 14 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to revenue recognition.

Product Warranty

We provide a standard limited product warranty for our solar products against defects in materials and workmanship under normal use and service conditions. Our standard warranty period is 25 years for our power optimizers, 12 years for our inverters, 10 years for our storage interface and a 10-year limited warranty for our residential batteries. Other products are sold with standard limited warranties that typically range in duration from one to ten years, and in some cases for a longer period. In certain cases, customers can purchase an extended warranty for our battery storage products that extend the standard warranty period. In addition, customers can purchase extended warranties for inverters that extend the warranty period to up to 25 years.

Our products are designed to meet the warranty periods and our reliability procedures cover component selection, design, accelerated life cycle tests, and end-of-manufacturing line testing. However, since our history in selling power optimizers and inverters is shorter than the warranty period, the calculation of warranty provisions is inherently uncertain.

We accrue for estimated warranty costs at the time of sale based on anticipated warranty claims and actual historical warranty claims experience. Warranty provisions, computed on a per-unit sold basis, are based on our best estimate of such costs and are included in our cost of revenues. The warranty obligation is determined based on actual and predicted failure rates of the products, cost of replacement and service and delivery costs incurred to correct a product failure. Our warranty obligation requires management to make assumptions regarding estimated failure rates and replacement costs.

In order to predict the failure rate of each of our products, we have established a reliability model based on the estimated mean time between failures ("MTBF"). The MTBF represents the average elapsed time predicted for each product unit between failures during operation. Applying the MTBF failure rate over our install base for each product type and generation allows us to predict the number of failed units over the warranty period and estimates the costs associated with the product warranty. Predicted failure rates are updated periodically based on data returned from the field and new product versions, as are replacement costs which are updated to reflect changes in our actual production costs for our products, subcontractors' labor costs, and actual logistics costs.

Since the MTBF model does not take into account additional non-systematic failures, such as failures caused by workmanship or manufacturing or design-related issues, and since warranty claims are at times opened for cases in which the error has been triggered by an improper installation, we have developed a supplemental model to predict such cases and recognize the associated expenses ratably over the expected claim period. This model, which is based on actual root cause analysis of returned products, identification of the causes of claims and time until each identified problem is revealed, allows us to better predict actual warranty expenses and is updated periodically based on our experience, taking into account the installed base of approximately 107.5 million power optimizers and approximately 4.5 million inverters as of December 31, 2022.

If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which could adversely affect our gross profit and results of operations. Warranty obligations are classified as short-term and long-term warranty obligations, based on the period in which the warranty is expected to be claimed. The warranty provision (short and long-term) was $385.1 million and $265.2 million, in the year ended December 31, 2022 and 2021, respectively.

See Notes 2w and 13 "Warranty obligations" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to product warranty.

Inventory Valuation

Our inventories comprise sellable finished goods, raw materials bought for own manufacturing or on behalf of our contract manufacturers, and faulty units returned under our warranty policy.

Sellable finished goods and raw material inventories are valued at the lower of cost or net realizable value, based on the moving average cost method. Certain factors could affect the realizable value of our inventories, including market and economic conditions, technological changes, existing product changes (mainly due to cost reduction activities) and new product introductions. We consider historic usage, expected demand, anticipated sales price, the effect of new product introductions, product obsolescence, product merchantability, and other factors when evaluating the net realizable value of inventories. Inventory write-downs are equal to the difference between the cost of inventories and their estimated net realizable value. Inventory write-downs are recorded as cost of revenues in the accompanying statements of income and were $10.2 million and $7.1 million, in the year ended December 31, 2022 and 2021, respectively.

Faulty products returned under our warranty policy are often refurbished and used as replacement units. Such products are written off upon receipt.

We do not believe that there is a reasonable likelihood that there will be a material change in future estimates or assumptions that we use to record inventory at the lower of cost or net realizable value. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material.

See Notes 2j and Note 4 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to inventory valuation.

Business Combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and other intangible assets, their useful lives and discount rates. Our management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

See Note 2n "Business Combination" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to business combination.

Intangible and other long-lived assets

We evaluate the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. During the year ended December 31, 2022, we recorded impairment charge of $28.4 million mainly related to technology within the e-Mobility asset group and intangible assets within the Critical Power asset group.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. We believe the basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. We routinely review the remaining estimated useful lives of finite-lived intangible assets. In case we reduce the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

See Notes 2.o and 8 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to intangible assets.

Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis.

The goodwill impairment test is performed according to the following principles:

(1) An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

(2) If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying mount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized.

We complete the required annual testing of goodwill impairment for the reporting units in the fourth quarter of each year and accordingly, determines whether goodwill should be impaired. The Company recorded impairment charges of goodwill during the year 2022 in the amount of $90,104, related to the e-Mobility, Automation Machines and Critical Power reporting units.

See Notes 2q and 9 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to goodwill.

Income taxes

We account for income taxes in accordance with ASC 740, "Income Taxes." ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

We account for uncertain tax positions in accordance with ASC 740-10 two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

See Note 2af to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to income taxes.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, customer concentrations, and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Approximately 60.1%, 54.3% and 52.2% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively, were earned in non U.S. dollar denominated currencies, principally the Euro. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. dollar and New Israeli Shekel ("NIS"), Euro, and to a lesser extent, the South Korean Won ("KRW"). Our NIS denominated expenses consist primarily of personnel and overhead costs. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates between the Euro and the U.S. dollar would increase or decrease our net income by $152.0 million for the year ended December 31, 2022. A hypothetical 10% change in foreign currency exchange rates between the NIS and the U.S. dollar would increase or decrease our net income by $36.4 million for the year ended December 31, 2022.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate as of the date of the transaction or at the average exchange rate to the U.S. dollar during the reporting period.

To date, we have used derivative financial instruments, specifically foreign currency forward contracts and put and call options, to manage exposure to foreign currency risks by hedging portions of the anticipated payroll payments denominated in NIS. Our foreign currency forward contracts are expected to mitigate exchange rate changes related to the hedged assets. Those hedging contracts are designated as cash flow hedges.

In addition, we also entered into derivative instrument arrangements to hedge the Company's exposure to currencies other than the U.S. dollar, mainly put and call options to sell Euro for U.S. dollars, forward contracts to sell AUD for U.S. dollars, forward contracts to sell Euro for U.S. dollars and forward contracts to sell U.S. dollars for KRW. These derivative instruments are not designated as cash flow hedges.

We had cash and cash equivalents of 783.1 million and 530.1 million as of December 31, 2022 and 2021, respectively, which was held for working capital purposes. We had available-for-sale marketable securities with an estimated fair value of 886.6 million and 650.0 million as of December 31, 2022 and 2021, respectively. In addition, we had restricted bank deposits of 1.9 million as of December 31, 2022 and 2021.

Additionally, our hedging activities may also contribute to increased losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Concentrations of Major Customers

Our trade accounts receivables potentially expose us to a concentration of credit risk with our major customers. For the year ended December 31, 2022, one major customer accounted for 18.5% of our total revenues, and as of December 31, 2022, three major customers accounted for approximately 42.2% of our consolidated trade receivables balance. For the year ended December 31, 2021, two major customers accounted for 30.9% of total revenues, and as of December 31, 2021, two major customers accounted for approximately 39.3% of our consolidated trade receivables balance. We currently do not foresee a credit risk associated with these receivables.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials which are used in our products, including Copper, Lithium, Nickel and Cobalt. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition, and results of operations.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1281) F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021 . . . .   F-5
Consolidated Statements of Income for the year ended December 31, 2022, 2021 and 2020 . . . .   F-7
Consolidated Statements of Comprehensive Income for the year ended December 31, 2022, 2021 and 2020. . . .   F-8
Statements of Changes in Stockholders' Equity for the year ended December 31, 2022, 2021 and 2020 . . . .   F-9
Consolidated Statements of Cash Flows for the year ended December 31, 2022, 2021 and 2020 . . . .   F-10
Notes to Consolidated Financial Statements. F-12

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of SolarEdge Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SolarEdge Technologies Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Description of the Matter	As described in Notes 2w and 13 to the consolidated financial statements, as of December 31, 2022, the warranty obligation was $385,057 thousand.
	Substantially all of the Company's warranty obligations are related to the solar business. The Company's products include a warranty of up to 12 years for inverters and up to 25 years for its power optimizers. In order to predict the failure rate of each product, the Company established a reliability model based on the estimated mean time between failures ("MTBF") and an additional model to capture non-systematic failures. Predicted failure rates are updated periodically based on new product versions and analysis of the root cause of actual failures, as are warranty related replacement costs.
	Auditing the management's warranty obligations valuation of the solar business was complex and subject to judgment due to the significant estimations required in calculating its amount. In particular, the warranty obligations are subject to significant assumptions such as product failure rates, the average cost of products replacements and other warranty related costs.
How We	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal

Addressed the Matter in Our Audit	controls over the accounting for warranty obligations of solar business, including controls over management's review of the significant assumptions and data underlying the warranty obligations valuation.
	To test the Company's warranty obligations our substantive audit procedures included, among others, look back analysis and testing the accuracy and completeness of the underlying data used in management's warranty obligations valuation assessment. We assessed the accuracy of historical data used in estimating forecasted failure rates, repair replacement ratios and other warranty related costs and compared them to actual warranty claims.

/s/ Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

We have served as the Company's auditor since 2007.
Tel-Aviv, Israel
February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SolarEdge Technologies Inc.

Opinion on Internal Control Over Financial Reporting

We have audited SolarEdge Technologies Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, SolarEdge Technologies Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 22, 2023

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2022	**2021**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 783,112	$ 530,089
Marketable securities	241,117	167,728
Trade receivables, net of allowances of $3,202 and $2,626, respectively	905,146	456,339
Inventories, net	729,201	380,143
Prepaid expenses and other current assets	241,082	176,992
Total current assets	2,899,658	1,711,291
LONG-TERM ASSETS:		
Marketable securities	645,491	482,228
Deferred tax assets, net	44,153	27,572
Property, plant and equipment, net	543,969	410,379
Operating lease right-of-use assets, net	62,754	47,137
Intangible assets, net	19,929	58,861
Goodwill	31,189	129,629
Other long-term assets	18,806	33,856
Total long-term assets	1,366,291	1,189,662
Total assets	$ 4,265,949	$ 2,900,953

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS (Cont.)
(in thousands, except per share data)

	December 31,	
	2022	**2021**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables, net	$ 459,831	$ 252,068
Employees and payroll accruals	85,158	74,465
Warranty obligations	103,975	71,480
Deferred revenues and customers advances	26,641	17,789
Accrued expenses and other current liabilities	214,112	109,379
Total current liabilities	889,717	525,181
LONG-TERM LIABILITIES:		
Convertible senior notes, net	624,451	621,535
Warranty obligations	281,082	193,680
Deferred revenues	186,936	151,556
Finance lease liabilities	45,385	40,508
Operating lease liabilities	46,256	38,912
Other long-term liabilities	15,756	19,542
Total long-term liabilities	1,199,866	1,065,733
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Common stock of $0.0001 par value - Authorized: 125,000,000 shares as of December 31, 2022 and December 31, 2021; issued and outstanding: 56,133,404 and 52,815,395 shares as of December 31, 2022 and December 31, 2021, respectively	6	5
Additional paid-in capital	1,505,632	687,295
Accumulated other comprehensive loss	(73,109)	(27,319)
Retained earnings	743,837	650,058
Total stockholders' equity	2,176,366	1,310,039
Total liabilities and stockholders' equity	$ 4,265,949	$ 2,900,953

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year ended December 31,		
	2022	**2021**	**2020**
Revenues	$ 3,110,279	$ 1,963,865	$ 1,459,271
Cost of revenues	2,265,631	1,334,547	997,912
Gross profit	844,648	629,318	461,359
Operating expenses:			
Research and development	289,814	219,633	163,123
Sales and marketing	159,680	119,000	95,985
General and administrative	112,496	82,196	63,119
Goodwill impairment and other operating expenses (income), net	116,538	1,350	(3,429)
Total operating expenses	678,528	422,179	318,798
Operating income	166,120	207,139	142,561
Financial income (expense), net	3,316	(19,915)	21,105
Other income	7,719	-	-
Income before income taxes	177,155	187,224	163,666
Income taxes	83,376	18,054	23,344
Net income	$ 93,779	$ 169,170	$ 140,322
Net basic earnings per share of common stock	$ 1.70	$ 3.24	$ 2.79
Net diluted earnings per share of common stock	$ 1.65	$ 3.06	$ 2.66
Weighted average number of shares used in computing net basic earnings per share of common stock	55,087,770	52,202,182	50,217,330
Weighted average number of shares used in computing net diluted earnings per share of common stock	58,100,649	55,971,030	52,795,476

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except per share data)

	Year ended December 31,		
	2022	**2021**	**2020**
Net income	$ 93,779	$ 169,170	$ 140,322
Other comprehensive income (loss), net of tax:			
Net change related to available-for-sale securities	(20,740)	(4,949)	(24)
Net change related to cash flow hedges	(2,635)	874	-
Foreign currency translation adjustments on intra-entity transactions that are of a long-term investment nature	(20,540)	(17,420)	-
Foreign currency translation adjustments, net	(1,875)	(9,681)	5,690
Total other comprehensive income (loss)	(45,790)	(31,176)	5,666
Comprehensive income	$ 47,989	$ 137,994	$ 145,988

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share data)

| | SolarEdge Technologies, Inc. Stockholders' Equity | | | | | |
| | Common stock | | Additional paid in Capital | Accumulated other comprehensive Income (loss) | Retained earnings | Total |
	Number	Amount				
Balance as of December 31,2019	48,898,062	$ 5	$ 475,792	$ (1,809)	$ 337,682	$ 811,670
Issuance of common stock upon exercise of stock-based awards	2,579,004	* -	16,671	-	-	16,671
Issuance of Common stock under employee stock purchase plan	83,870	* -	7,783	-	-	7,783
Stock based compensation	-	-	67,309	-	-	67,309
Equity component of convertible senior notes, net	-	-	36,336	-	-	36,336
Other comprehensive gain adjustments	-	-	-	5,666	-	5,666
Net income	-	-	-	-	140,322	140,322
Balance as of December 31,2020	51,560,936	$ 5	$ 603,891	$ 3,857	$ 478,004	$ 1,085,757
Cumulative effect of adopting ASU 2020-06	-	$ -	(36,336)	-	2,884	(33,452)
Issuance of common stock upon exercise of stock-based awards	1,204,861	* -	6,486	-	-	6,486
Issuance of Common stock under employee stock purchase plan	49,598	* -	10,661	-	-	10,661
Stock based compensation	-	-	102,593	-	-	102,593
Other comprehensive loss adjustments	-	-	-	(31,176)	-	(31,176)
Net income	-	-	-	-	169,170	169,170
Balance as of December 31,2021	52,815,395	$ 5	$ 687,295	$ (27,319)	$ 650,058	$ 1,310,039
Issuance of common stock upon exercise of stock-based awards	940,880	* -	4,030	-	-	4,030
Issuance of Common stock under employee stock purchase plan	77,129	* -	17,863	-	-	17,863
Stock based compensation	-	-	145,919	-	-	145,919
Issuance of common stock in a secondary public offering, net of underwriters' discounts and commissions of $27,140 and $834 of offering costs	2,300,000	1	650,525	-	-	650,526
Other comprehensive loss adjustments	-	-	-	(45,790)	-	(45,790)
Net income	-	-	-	-	93,779	93,779
Balance as of December 31,2022	56,133,404	$ 6	$ 1,505,632	$ (73,109)	$ 743,837	$ 2,176,366

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per share data)

	Year ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 93,779	$ 169,170	$ 140,322
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant and equipment	40,580	29,359	22,355
Amortization of intangible assets	9,096	10,176	9,479
Amortization of debt discount and debt issuance costs	2,916	2,903	3,185
Amortization of premium and accretion of discount on available-for-sale marketable securities, net	9,310	9,462	1,168
Impairment of goodwill and intangible assets	118,492	-	-
Stock-based compensation expenses	145,539	102,593	67,309
Gain from sale of privately held company	(7,719)	-	-
Deferred income taxes, net	(11,055)	(12,045)	(2,738)
Exchange rate fluctuations and other items, net	10,052	20,697	3,860
Changes in assets and liabilities:			
Inventories, net	(341,085)	(43,051)	(149,661)
Prepaid expenses and other assets	(64,991)	(39,444)	(3,276)
Trade receivables, net	(457,610)	(247,723)	86,538
Trade payables, net	194,524	91,709	3,333
Employees and payroll accruals	26,238	26,519	18,315
Warranty obligations	120,169	60,524	32,274
Deferred revenues and customers advances	44,376	29,936	(21,438)
Accrued expenses and other liabilities, net	98,673	3,344	11,630
Net cash provided by operating activities	31,284	214,129	222,655
Cash flows from investing activities:			
Proceed from sales and maturities of available-for-sale marketable securities	231,210	202,188	141,839
Purchase of property, plant and equipment	(169,341)	(149,251)	(126,790)
Investment in available-for-sale marketable securities	(507,171)	(579,377)	(223,705)
Investment in a privately-held company	-	(16,643)	-
Proceeds from sale of a privately-held company	24,362	-	-
Withdrawal from (investment in) bank deposits, net	-	60,096	(54,752)
Withdrawal from (investment in) restricted bank Deposits, net	(242)	798	25,267
Other investing activities	4,138	(2,022)	1,504
Net cash used in investing activities	$ (417,044)	$ (484,211)	$ (236,637)

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
(in thousands, except per share data)

	Year ended December 31, 2022	2021	2020
Cash flows from financing activities:			
Proceeds from secondary public offering, net of issuance costs	$ 650,526	$ -	$ -
Repayment of bank loans	(138)	(16,073)	(15,595)
Proceeds from exercise of stock-based award	4,030	6,486	16,671
Tax withholding in connection with stock-based awards, net	3,023	(4,283)	4,829
Proceeds from issuance of convertible senior notes, net	-	-	617,869
Proceeds from bank loans	-	-	16,944
Other financing activities	(2,834)	(1,308)	(234)
Net cash provided by (used in) financing activities	654,607	(15,178)	640,484
Increase (decrease) in cash and cash equivalents	268,847	(285,260)	626,502
Cash and cash equivalents at the beginning of the period	530,089	827,146	223,901
Effect of exchange rate differences on cash and cash equivalents	(15,824)	(11,797)	(23,257)
Cash and cash equivalents at the end of the period	$ 783,112	$ 530,089	$ 827,146
Supplemental disclosure of non-cash activities:			
Right-of-use asset recognized with corresponding lease liability	$ 46,004	$ 20,526	$ 29,623
Purchase of property, plant and equipment	$ 16,016	$ 10,781	$ 5,612
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 74,689	$ 45,977	$ 38,990

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: GENERAL

SolarEdge Technologies, Inc. (the "Company") and its subsidiaries design, develop, and sell an intelligent inverter solution designed to maximize power generation at the individual photovoltaic ("PV") module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. The Company's products consist mainly of (i) power optimizers designed to maximize energy throughput from each and every module through constant tracking of Maximum Power Point individually per module, (ii) inverters which invert direct current (DC) from the PV module to alternating current (AC) including the Company's future ready energy hub inverter which supports among other things, connection to a DC - coupled battery for backup capabilities, (iii) a remote cloud-based monitoring platform, that collects and processes information from the power optimizers and inverters to enable customers and system owners, to monitor and manage the solar PV system (iv) a residential storage and backup solution that is used to increase energy independence and maximize self-consumption for homeowners including a battery ,and (v) additional smart energy management solutions.

The Company and its subsidiaries sell products worldwide through large distributors, electrical equipment wholesalers, as well as directly to large solar installers and engineering, procurement and construction firms.

The Company has expanded its activity to other areas of smart energy technology organically and through acquisitions. The Company now offers a variety of energy solutions, which include lithium-ion cells, batteries and energy storage systems ("Energy Storage"), full powertrain kits for electric vehicles, or EVs ("e-Mobility"), as well as automated machines for industrial use ("Automation Machines").

In June 2022, the Company decided to discontinue its stand-alone uninterrupted power supply solutions or UPS ("Critical Power"). The Company determined that the discontinuance of the Critical Power business does not represent a strategic shift that will have a major effect on the Company's operations and financial results and therefore it did not meet the criteria for discontinued operations classification.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

b. Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures in the accompanying notes. The duration, scope and effects of the ongoing Covid-19 pandemic and the conflict in Ukraine, government and other third-party responses to it, and the related macroeconomic effects, including to the Company's business and the business of the Company's suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company's accounting estimates and assumptions may change over time in response to this evolving situation. Such changes could result in future impairments of goodwill, intangibles, long-lived assets, inventories, incremental credit losses on receivables and available-for-sale marketable debt securities, or an increase in the Company's insurance liabilities as of the time of a relevant measurement event.

c. Financial statements in U.S. dollars:

A major part of the Company's operations is carried out in the United States, Israel and certain other countries. The functional currency of these entities is the U.S. dollar. Financing activities, including cash investments are primarily made in U.S. dollars.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are translated into U.S. dollars in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

The financial statements of other Company's subsidiaries whose functional currency is other than the U.S. dollar have been translated into U.S dollars. Assets and liabilities have been translated using the exchange rates in effect as of the balance sheet date. Statements of income amounts have been translated using the date of the transaction or at the average exchange rate to for the relevant period.

The resulting translation adjustments are reported as a component of stockholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment in nature are reported in the same manner as translation adjustments.

d. Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

e. Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months and less than a year from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their term deposits.

f. Restricted bank deposits:

Short-term restricted bank deposits possess an original maturity of more than three months and less than a year from the date of investment. Long-term restricted bank deposits possess an original maturity of more than one year from the date of investment. Restricted bank deposits are primarily used as collateral for the Company's office leases and credit cards.

g. Marketable Securities:

Marketable securities consist of corporate and governmental bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 "Investments - Debt and Equity Securities", the Company classifies marketable securities as available-for-sale.

Available-for-sale ("AFS") securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

On each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial income (expenses), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The Company has not recorded credit losses for the years ended December 31, 2022, 2021 and 2020.

The Company determines realized gains or losses on sale of marketable securities on a specific identification method and records such gains or losses in financial income (expenses), net on the consolidated statements of income.

h. Investment in privately-held companies:

The Company's equity investments are investments in equity securities of privately-held companies, that are not traded and therefore not supported with observable market prices. The Company elected to account for its equity investments without readily determinable market values that either (i) do not meet the definition of in-substance common stock or (ii) do not provide the Company with control or significant influence using Accounting Standards Update ("ASU") 2016-01.

The Company adjusts the carrying value of its investments to fair value upon observable transactions for identical or similar investments of the same issuer.

The Company periodically evaluates the carrying value of the investments in privately-held companies when events and circumstances indicate that the carrying amount of the investment may not be recovered. The maximum loss the Company can incur for its investments is their carrying value.

The Company may determine the fair value by reviewing equity valuation reports, current financial results, long-term plans of the privately-held companies, the amount of cash that the privately-held companies have on-hand, the ability to obtain additional financing and overall market conditions in which the privately-held companies operate or based on the price observed from the most recent completed financing.

All gains and losses on investments in privately-held companies, realized and unrealized, are recognized in other income.

i. Trade receivables:

Trade receivables are stated net of credit losses allowance. The Company is exposed to credit losses primarily through sales of products. The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company's methodology. The Company's methodology is based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Trade receivables are written off after all reasonable means to collect the full amount have been exhausted.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	Year Ended December 31, 2022
Balance, at beginning of the period	$ 2,626
Increase in provision for expected credit losses	679
Amounts written off charged against the allowance and others	(103)
Balance, at end of the period	$ 3,202

j. Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost includes depreciation, labor, material and overhead costs. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical, current and projected sales volume. Based on this evaluation, an impairment charge is recorded when required to write-down inventory to its net realizable value. Cost of finished goods and raw materials is determined using the moving average cost method.

k. Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and government grants. Assets under construction represent the construction or development stage of property and equipment that have not yet been placed in service for the Company's intended use. Depreciation is calculated by the straight-line method over the estimated useful life of the assets, at the following rates:

(in thousands, except per share data)

	%
Buildings and plants	2.5-5.7 (mainly 2.5)
Computers and peripheral equipment	14.3-33.3 (mainly 33.3)
Office furniture and equipment	7-25 (mainly 7)
Machinery and equipment	9-33.3 (mainly 10)
Laboratory and testing equipment	7-20 (mainly 10)
Leasehold improvements	over the shorter of the lease term or useful economic life

l. Government assistance

In 2020, SolarEdge Ltd, a wholly owned subsidiary of the Company, entered into an agreement with the Israeli Ministry of Economy and Industry to partially subsidize the construction of Sella 1, a factory for production of inverters and optimizers, in the amount of approximately $7,000.

In 2020, SolarEdge Korea (formerly Kokam), a wholly owned subsidiary of the Company, entered into an agreement with Chungcheongbuk-do province of South Korea to partially subsidize the construction of Sella 2, a factory for production of lithium-ion cells and batteries, in the amount of approximately $12,000.

The assistance is in the form of a cash subsidy, which the government will pay as a grant upon the satisfaction of predetermined construction completion milestones. When the defined milestones are reached and the right to receive a subsidy amount becomes virtually certain, the amount of the grant is recorded as a reduction of the related asset's value under “Property, plant and equipment, net”.

The Company recorded reduction of property, plant and equipment in the amount of $7,359 and $4,842 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company has a right to receive of $9,233 that has yet to be paid which was recorded under “Prepaid expenses and other current assets”.

m. Leases:

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the leases classification the Company assesses among other criteria: (i) 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and long-term operating lease liabilities in the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, other current liabilities, and long-term finance lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at commencement date based on the present value of lease payments according to their term.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

In addition, the carrying amount of the ROU and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

n. Business Combination:

The Company allocates the fair value of the purchase price to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

(in thousands, except per share data)

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

o. Intangible Assets:

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life (see Note 8).

p. Impairment of long-lived assets:

The Company's long-lived assets to be held and used, including ROU assets and identifiable intangible assets that are subject to amortization, other than goodwill, are reviewed for impairment in accordance with ASC 360 "Property, Plants and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such evaluation indicates that the carrying amount of the asset (or asset group) is not recoverable, the assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value (see Note 8).

For the years ended December 31, 2022, 2021 and 2020, the Company recorded impairment charges of $29,037, $2,209 and $1,471, under Goodwill impairment and other operating expenses (income), net, respectively.

q. Goodwill:

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis, in the fourth quarter of the fiscal year.

The goodwill impairment test is performed according to the following principles:

(1) An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

(2) If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized (see Note 9).

For the year ended December 31, 2022, the Company recorded impairment charges of goodwill in the amount of $90,104.

For the years ended December 31, 2021 and 2020, the Company did not record any impairment charges.

r. Cloud computing arrangements:

In 2021, due to the growing size and complexity of the Company, the Company decided to implement a new global enterprise resource planning ("ERP") system, which will replace the Company's existing operating and financial systems. During the year ended December 31, 2022, the Company began implementing a cloud-based ERP system. The implementation is expected to occur in phases over the next several years.

The Company incurs costs to implement cloud computing arrangements ("CCA") that are hosted by third party vendors. Implementation costs associated with CCA are capitalized when incurred during the application development phase until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the contractual term of the cloud computing arrangement and are recognized as an operating expense within the consolidated statements of

(in thousands, except per share data)

income. Capitalized amounts related to such arrangements are recorded within other long-term assets in the consolidated balance sheets. Cash payments for CCA implementation costs are classified as cash outflows from operating activities.

For the year ended December 31, 2022, the Company has capitalized implementation costs related to its upcoming ERP conversion in the amount of $3,457 and presented it under other long-term assets in the consolidated balance sheet.

s. Severance pay:

The employees of the Company's Israeli subsidiary are included under Section 14 of the Severance Pay Law, 1963, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments cause the Company to be released from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, related assets and liabilities are not presented in the consolidated balance sheets.

If applicable, severance costs are recorded in each entity in accordance with local laws and regulations.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded $17,202, $14,231 and $10,598 in severance expenses related to its employees, respectively.

t. Derivatives and Hedging:

The Company accounts for derivatives and hedging based on ASC 815 ("Derivatives and Hedging"). ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

To protect against the increase in value of forecasted foreign currency cash flows resulting from salary denominated in the Israeli currency, the New Israeli Shekels ("NIS"), during the year ended December 31, 2022, the Company instituted a foreign currency cash flow hedging program whereby portions of the anticipated payroll denominated in NIS for a period of one to nine months with hedging contracts.

Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the hedging contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by gains in the fair value of the hedging contracts. These hedging contracts are designated as cash flow hedges, as defined by ASC 815 and are all effective hedges.

The Company also entered into derivative instrument arrangements to hedge the Company's exposure to currencies other than the U.S. dollar. These derivative instruments are not designated as cash flow hedges, as defined by ASC 815, and therefore all gains and losses, resulting from fair value remeasurement, were recorded immediately in the statement of income, as a financial income (expense), net..

The Company classifies cash flows related to its hedging as operating activities in its consolidated statement of cash flows.

u. Revenue recognition:

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company's products and services consist mainly of (i) power optimizers, (ii) inverters, (iii) residential batteries, (iv) a related cloud-based monitoring platform, (v) communication services, (vi) warranty extension services, (vii) Lithium-ion cells and other storage solutions (viii) EV components, and (ix) automated machinery for manufacturing lines.

The Company recognizes revenue under the core principle that transfer of control to the Company's customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the performance obligation is satisfied.

(1)   Identify the contract with a customer

A contract is an agreement or purchase order between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer's intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

The Company determines whether collectability is reasonably assured on a customer-by-customer basis pursuant to its credit review policy. The Company typically sells to customers with whom it has a long-term business relationship and a history of successful collection. For a new customer, or when an existing customer substantially expands its commitments, the Company evaluates the customer's financial position, the number of years the customer has been in business, the history of collection with the customer, and the customer's ability to pay, and typically assigns a credit limit based on that review.

(2)   Identify the performance obligations in the contract

At a contract's inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations. The main performance obligations are the provisions of the following: providing of the Company's products; cloud based monitoring services; extended warranty services and communication services. Depending on the shipping terms agreed with the customer, the Company may perform shipping and handling activities after the customer obtains control of the goods and revenue is recognized. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities after the customer obtains control of the goods as promised services to its customers.

(3)   Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Generally, the Company does not provide price protection, stock rotation, and/or right of return. The Company determines the transaction price for all satisfied and unsatisfied performance obligations identified in the contract from contract inception to the beginning of the earliest period presented. Rebates or discounts on goods or services are accounted for as variable consideration. The rebate or discount program is applied retrospectively for future purchases. Provisions for rebates, sales incentives, and discounts to customers are accounted for as reductions in revenue in the same period the related sales are recorded.

Accrual for rebates for direct customers is presented net of receivables. Accrual for sale incentives related to non-direct customers is presented under accrued expenses and other current liabilities. The Company accrued $176,706 and $152,717 for rebates and sales incentives as of December 31, 2022 and 2021, respectively.

When a contract provides a customer with payment terms of more than a year, the Company considers whether those terms create variability in the transaction price and whether a significant financing component exists.

As of December 31, 2022, the Company has not provided payment terms of more than a year.

The performance obligations that extend for a period greater than one year are those that include a financial component: (i) warranty extension services, (ii) cloud-based monitoring, and (iii) communication services. The Company recognizes financing component expenses in its consolidated statement of income in relation to advance payments for performance obligations that extend for a period greater than one year. These financing component expenses are reflected in the Company's deferred revenues balance.

(4)   Allocate the transaction price to the performance obligations in the contract

The Company performs an allocation of the transaction price to each separate performance obligation, in proportion to their relative standalone selling prices.

(5)   Recognize revenue when a performance obligation is satisfied

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control either transfers over time or at a point in time, which affects when revenue is recorded.

(in thousands, except per share data)

Revenues from sales of products are recognized based on the transfer of control, which includes but is not limited to, the agreed International Commercial terms, or "INCOTERMS". Revenues related to warranty extension services, cloud-based monitoring, and communication services are recognized over time on a straight-line basis.

Deferred revenues consist of deferred cloud-based monitoring services, communication services, warranty extension services and advance payments received from customers for the Company's products. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized (see Note 14).

v. Cost of revenues:

Cost of revenues includes the following: product costs consisting of purchases from contract manufacturers and other suppliers, direct and indirect manufacturing costs, shipping and handling, support, warranty expenses, provision for losses related to slow moving and dead inventory, personnel and logistics costs.

Shipping and handling costs, which amounted to $257,753, $116,574 and $101,597, for the years ended December 31, 2022, 2021 and 2020, respectively, are included in the cost of revenues in the consolidated statements of income. Shipping and handling costs include custom tariff charges and all other costs associated with the distribution of finished goods from the Company's point of sale directly to its customers.

w. Warranty obligations:

The Company provides a product warranty for its solar segment related products as follows: a standard 10-year limited warranty for its residential batteries, a standard 12-year limited warranty for the majority of its inverters, that is extendable up to 25 years for an additional cost and a 25-year limited warranty for power optimizers.

The Company maintains reserves to cover the expected costs that could result from the standard warranty. The warranty liability is in the form of product replacement and associated costs. Warranty reserves are based on the Company's best estimate of such costs and are included in cost of revenues. The reserve for the related warranty expenses is based on various factors including assumptions about the frequency of warranty claims on product failures, derived from results of accelerated lab testing, field monitoring, analysis of the history of product field failures, and the Company's reliability estimates.

The Company has established a reliability measurement system based on the units' estimated mean time between failure, or MTBF, a metric that equates to a steady-state failure rate per year for each product generation. The MTBF predicts the expected failure rate of each product within the Company's products installed base during the expected product warranted lifetime.

The Company performs accelerated life cycle testing, which simulates the service life of the product in a short period of time.

The accelerated life cycle tests incorporate test methodologies derived from standard tests used by solar module vendors to evaluate the period over which solar modules wear out. Corresponding replacement costs are updated periodically to reflect changes in the Company's actual and estimated production costs for its products, rate of usage of refurbished units as a replacement of faulty units, and other costs related to logistic and subcontractors' services associated with the replacement products.

In addition, through the collection of actual field failure statistics, the Company has identified several additional failure causes that are not included in the MTBF model. Such causes, which mostly consist of design errors, workmanship errors caused during the manufacturing process and, to a lesser extent, replacement of non-faulty units by installers, result in generating additional replacement costs to the replacement costs projected under the MTBF model.

For other products, the Company accrues for warranty costs based on the Company's best estimate of product and associated costs. The Company's other products are sold with a standard limited warranty that typically range in duration from one to ten years.

Warranty obligations are classified as short-term and long-term obligations based on the period in which the warranty is expected to be claimed.

(in thousands, except per share data)

x. Convertible senior notes:

Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach. The Notes are accounted for as a single liability measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives. Adoption of the new standard resulted in an increase of retained earnings in the amount of $2,884, a decrease of an additional paid-in capital in the amount of $36,336, an increase of convertible senior notes, net, in the amount of $45,282 and a decrease of deferred tax liabilities, net, in the amount of $11,830. The impact of adoption of this standard on the Company's earnings per share was immaterial.

The Company's Convertible Senior Notes are included in the calculation of diluted Earnings Per Share ("EPS") if the assumed conversion into common shares is dilutive, using the "if-converted" method. This involves adding back the periodic non-cash interest expense net of tax associated with the Notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS, unless the Notes are antidilutive (see Note 21).

y. Advertising costs

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of income. The Company incurred advertising expenses of $11,090, $6,323, and $4,199 for the years ended December 31, 2022, 2021, and 2020, respectively.

z. Research and development costs:

Research and development costs, are charged to the consolidated statement of income as incurred.

aa. Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, restricted bank deposits, marketable securities, trade receivables, derivative instruments and other accounts receivable.

Cash and cash equivalents, short-term bank deposits and restricted bank deposits are mainly invested in major banks in the U.S., Israel, Germany and Korea. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's debt marketable securities include investments in highly-rated corporate debentures (located mainly in U.S., Canada, France, UK, Cayman Islands and other countries) and governmental bonds. The financial institutions that hold the Company's debt marketable securities are major financial institutions located in the United States. The Company believes its debt marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in an issuer (see Note 2g.).

The trade receivables of the Company derive from sales to customers located primarily in the United States and Europe.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses (see Note 2i.). The Company generally does not require collaterals, however, in certain circumstances, the Company may require letters of credit, other collateral, or additional guarantees. From time to time, the Company may purchase trade credit insurance.

The Company had one major customer (customers with attributable revenues that represents more than 10% of total revenues) for the year ended December 31, 2022, two major customers for the year ended December 31, 2021, and one major customer for the year ended December 31, 2020 that accounted for approximately 18.5%, 30.9%% and 14.8% of the Company's consolidated revenues, respectively. All of the revenues from these customers were generated in the solar segment.

The Company had three major customers (customer with a balance that represents more than 10% of total trade receivables, net) as of December 31, 2022 and two major customers for the year ended December 31, 2021 that accounted in the aggregate for approximately 42.2% and 39.3%, of the Company's consolidated trade receivables, net, respectively.

(in thousands, except per share data)

ab. Concentrations of supply risks:

The Company depends on two contract manufacturers and several limited or single source component suppliers, including, Samsung SDI, that provides lithium-ion battery cells required for the Company's residential storage solution. Reliance on these vendors makes the Company vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields, and costs.

As of December 31, 2022 and 2021, two contract manufacturers collectively accounted for 34.3% and 27.9% of the Company’s total trade payables, net, respectively.

In the second quarter of 2022, the Company announced the opening of “Sella 2”, a two gigawatt-hour (GWh) Li-Ion battery cell manufacturing facility located in South Korea. Sella 2 is in the ramp-up phase, that is expected to continue throughout 2023. Sella 2 is the Company's second owned manufacturing facility following the establishment of Sella 1 in 2020. Sella 1 is the Company's manufacturing facility in the North of Israel that produces power optimizers and inverters for the Company's solar activities.

ac. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

The carrying value of cash and cash equivalents, short-term bank deposits, restricted bank deposits, trade receivables, net, long term bank loans and current maturities, prepaid expenses and other current assets, trade payables, net, employee and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of such instruments.

Assets measured at fair value on a recurring basis as of December 31, 2022 and 2021 are comprised of money market funds, derivative instruments and marketable securities (see Note 12).

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, with respect to fair value measurements of all financial assets and liabilities. Fair value is an exit price, representing the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tiered fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ad. Stock-based compensation:

The Company uses the closing trading price of its common stock on the day before the grant date as the fair value of awards of restricted stock units ("RSUs"), and performance stock units that are based on the Company's financial performance targets ("PSUs"). The compensation expense for RSUs is recognized using a straight-line attribution method over the requisite employee service period while compensation expense for PSUs is recognized using an accelerated amortization model. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company granted under its 2015 Plan, PSU awards to certain employees and officers which vest upon the achievement of certain performance or market conditions subject to their continued employment with the Company.

(in thousands, except per share data)

The market condition for the PSUs is based on the Company's total shareholder return ("TSR") compared to the TSR of companies listed in the S&P 500 index over a one to three year performance period. The Company uses a Monte-Carlo simulation to determine the grant date fair value for these awards, which takes into consideration the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period, as well as the possible outcomes pertaining to the TSR market condition. The Company recognizes such compensation expenses on an accelerated vesting method.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock-option awards and Employee Stock Purchase Plan ("ESPP"). The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying common stock, expected stock price volatility, and the expected option term. Expected volatility for stock-option awards and ESPP was calculated based upon the Company's stock prices. The expected term of options granted is based upon historical experience and represents the period between the options' grant date and the expected exercise or expiration date. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company does not use dividend yield rate since the Company has not declared or paid any dividends on its common stock and does not expect to pay any dividends in the foreseeable future.

A modification of the terms of a stock-based award is treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award.

The fair value for options granted to employees and ESPP in the years ended December 31, 2022, 2021 and 2020, is estimated at the date of grant using the following assumptions:

	Year ended December 31,		
	2022	**2021**	**2020**
Employee Stock Options (1)			
Risk-free interest	-	0.43%	1.73%
Dividend yields	-	0%	0%
Volatility	-	60.74%	58.98%
Expected option term in years	-	5.48	6.00
Estimated forfeiture rate	-	0%	0%
ESPP			
Risk-free interest	1.64% - 4.70%	0.03% - 0.10%	0.09% - 1.63%
Dividend yields	0%	0%	0%
Volatility	71.28% - 71.97%	48.39% - 76.05%	55.95% - 92.57%
Expected term	6 months	6 months	6 months
PSU			
Risk-free interest	1.77%	-	-
Dividend yields	0%	-	-
Volatility	67.42%	-	-
Expected term	1 - 3 years	-	-

(1) No new options were granted in 2022.

ae. Earnings per share

Basic net EPS is computed by dividing the net earnings attributable to SolarEdge Technologies, Inc. by the weighted-average number of shares of common stock outstanding during the period.

Diluted net EPS is computed by giving effect to all potential shares of common stock, to the extent dilutive, including stock options, RSUs, PSUs, shares to be purchased under the Company's ESPP, and the Notes due 2025, all in accordance with ASC No. 260, "Earnings Per Share."

(in thousands, except per share data)

af. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized. The Company considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions.

Tax has not been recorded for (a) taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them; and (b) taxes that would apply on the distribution of unremitted earnings from foreign subsidiaries, as these are retained for reinvestment in the Group.

The Company accounts for uncertain tax positions in accordance with ASC 740-10 two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

ag. New accounting pronouncements not yet effective:

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies are adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

ah. Recently issued and adopted pronouncements:

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company elected to early adopt ASU 2021-08 on January 1, 2022, and will apply this new guidance to all business combinations consummated subsequent to this date. Currently, this ASU has no impact on the Company's consolidated financial statements.

In November 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. Under ASU 2021-10, the accounting entities with transactions with a government that are accounted for by analogy to a grant or contribution accounting model are required to annually disclose certain information regarding the transaction including: (i) nature and related accounting policy used; (ii) line items on the balance sheet and income statement affected by the transactions; (iii) amounts applicable to each line item; and (iv) significant terms and conditions. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU has a minor impact on the disclosures to the annual consolidated financial statements.

ai. Certain prior period amounts have been reclassified to conform to the current period presentation.

(in thousands, except per share data)

NOTE 3: MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2022:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale – matures within one year:				
Corporate bonds	$ 222,482	$ -	$ (4,657)	$ 217,825
Governmental bonds	23,845	-	(553)	23,292
	246,327	-	(5,210)	241,117
Available for-sale – matures after one year:				
Corporate bonds	657,238	80	(26,460)	630,858
Governmental bonds	15,250	-	(617)	14,633
	672,488	80	(27,077)	645,491
Total	$ 918,815	$ 80	$ (32,287)	$ 886,608

The following is a summary of available-for-sale marketable securities at December 31, 2021:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale – matures within one year:				
Corporate bonds	$ 160,462	$ 23	$ (320)	$ 160,165
Governmental bonds	7,576	-	(13)	7,563
	168,038	23	(333)	167,728
Available for-sale – matures after one year:				
Corporate bonds	474,412	9	(5,580)	468,841
Governmental bonds	13,506	-	(119)	13,387
	487,918	9	(5,699)	482,228
Total	$ 655,956	$ 32	$ (6,032)	$ 649,956

Proceeds from maturity of available-for-sale marketable securities during the years ended December 31, 2022, 2021 and 2020, were $201,974, $187,375 and $141,839, respectively.

Proceeds from sales of available-for-sale marketable securities during the year ended December 31, 2022 were $29,236, which led to realized losses of $434.

Proceeds from sales of available-for-sale marketable securities during the year ended December 31, 2021 were $14,813, which led to realized losses of $16.

The Company had no proceeds from sales of available-for sale, marketable securities during the year ended December 31, 2020, therefore no realized gains or losses from the sale of available-for-sale marketable securities were recognized.

NOTE 4: INVENTORIES, NET

	As of December 31, 2022	As of December 31, 2021
Raw materials	$ 503,257	$ 247,386
Work in process	23,407	13,863
Finished goods	202,537	118,894
	$ 729,201	$ 380,143

The Company recorded inventory write-downs of $10,170, $7,142 and $8,864 for the years ended December 31, 2022, 2021 and 2020, respectively.

(in thousands, except per share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,	
	2022	2021
Vendor non-trade receivables (*)	$ 147,597	$ 71,041
Government authorities	55,670	63,440
Prepaid expenses and other	37,815	42,511
	$ 241,082	$ 176,992

(*) Vendor non-trade receivables derived from the sale of components to manufacturing vendors who manufacture products for the Company. The Company purchases these components directly from other suppliers. The Company does not reflect the sale of these components to the contract manufacturers in its revenues (see Note 19b).

NOTE 6: PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
	2022	2021
Cost:		
Land	$ 13,070	$ 13,829
Buildings and plants	152,218	62,519
Computers and peripheral equipment	46,376	44,960
Office furniture and equipment	10,911	10,772
Laboratory and testing equipment	58,454	41,365
Machinery and equipment	315,155	201,406
Leasehold improvements	85,147	73,991
Assets under construction and payments on account	47,168	112,037
Gross property, plant and equipment	728,499	560,879
Less - accumulated depreciation	184,530	150,500
Total property, plant and equipment, net	$ 543,969	$ 410,379

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020, were $40,580, $29,359 and $22,355, respectively.

NOTE 7: LEASES

The following table summarizes the Company's lease-related assets and liabilities recorded in the consolidated balance sheets:

Description	Classification on the consolidated Balance Sheet	2022	2021
Assets:			
Operating lease assets, net of lease incentive obligation	Operating lease right-of use assets, net	$ 62,754	$ 47,137
Finance lease assets	Property, plant and equipment, net	52,934	41,758
Total lease assets		$ 115,688	$ 88,895
Liabilities:			
Operating leases short term	Accrued expenses and other current liabilities	$ 16,183	$ 12,728
Finance leases short term	Accrued expenses and other current liabilities	3,263	1,875
Operating leases long term	Operating lease liabilities	46,256	38,912
Finance leases long term	Finance lease liabilities	45,385	40,508
Total lease liabilities		$ 111,087	$ 94,023

The following table presents certain information related to the operating and finance leases:

(in thousands, except per share data)

	Year ended December 31, 2022	Year ended December 31, 2021
Finance leases:		
Finance lease cost	$ 4,196	$ 2,065
Weighted average remaining lease term in years	16.28	16.43
Weighted average annual discount rate	2.30%	1.93%
Operating leases:		
Operating lease cost	$ 15,901	$ 14,890
Weighted average remaining lease term in years	8.33	10.25
Weighted average annual discount rate	2.17%	1.68%

The following table presents supplemental cash flows information related to the lease costs for operating and finance leases:

	Year ended December 31, 2022	Year ended December 31, 2021
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flows for operating leases	$ 16,343	$ 14,890
Operating cash flows for finance leases	$ 420	$ 523
Financing cash flows for finance leases	$ 2,834	$ 1,293

The following table reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years of the operating and finance lease liabilities recorded in the consolidated balance sheets:

	Operating Leases	Finance Leases
2023	$ 16,330	$ 3,298
2024	14,746	3,369
2025	7,338	3,539
2026	4,246	3,539
2027	3,285	4,083
Thereafter	22,085	40,445
Total lease payments	$ 68,030	$ 58,273
Less amount of lease payments representing interest	(5,591)	(9,625)
Present value of future lease payments	$ 62,439	$ 48,648
Less current lease liabilities	(16,183)	(3,263)
Long-term lease liabilities	$ 46,256	$ 45,385

NOTE 8: INTANGIBLE ASSETS, NET

In June 2022, the Company decided to discontinue its stand-alone uninterrupted power supply activities or UPS ("Critical Power"). The Company recorded a loss in the amount of $1,226 pertaining to Critical Power's current technology and customer relationships.

In October 2022, following the e-Mobility and Automation Machines reporting unit's goodwill analysis, an impairment test for long-lived assets was performed. The test included comparing the sum of the estimated undiscounted future cash flow attributable to the identified assets group and its carrying amounts, and recognizing an impairment for the amount to which the carrying amount exceeds the fair value of the assets groups. As a result, the Company recorded a current technology impairment of $26,917 related to e-Mobility's asset group and a $245 trade name impairment related to Automation Machines' asset group. The impairments are recorded under Goodwill impairment and other operating expenses (income), net in the consolidated statement of income.

(in thousands, except per share data)

Acquired intangible assets consisted of the following as of December 31, 2022, and 2021:

	As of December 31,	
	2022	2021
Intangible assets with finite lives:		
Current Technology	$ 29,196	$ 74,976
Customer relationships	2,958	3,946
Trade names	3,287	3,929
Assembled workforce	3,575	3,575
Patents	1,400	1,400
Gross intangible assets	40,416	87,826
Less - accumulated amortization	(20,487)	(28,965)
Total intangible assets, net	$ 19,929	$ 58,861

Amortization expenses for the years ended December 31, 2022, 2021 and 2020, were $9,096, $10,176 and $9,479, respectively.

Expected future amortization expenses of intangible assets as of December 31, 2022 are as follows:

2023	$ 5,736
2024	5,717
2025	3,890
2026	3,826
2027	558
2028 and thereafter	202
	$ 19,929

NOTE 9: GOODWILL

Goodwill is tested for impairment annually in the fourth quarter of each year and is examined between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

In June 2022, the Company decided to discontinue its stand-alone Critical Power activities. The Company recorded a loss in the amount of $2,782 pertaining to Critical Power's goodwill.

The Company completed its annual goodwill impairment test in the fourth quarter of 2022 for all reporting units and determined the following:

Qualitative assessment of the Company’s storage reporting unit was performed in order to determine whether it is necessary to conduct the quantitative goodwill impairment test. Based on the results, the Company believes that it is more likely than not that the fair value of said reporting unit is greater than its carrying value and therefore a quantitative goodwill impairment test was not performed, and no goodwill impairment was recorded.

Due to impairment indicators of the e-Mobility reporting unit, which include, among other things, a shift in the Company's strategy that may result in a decline of the projected growth forecasted at the time of acquisition, the Company performed a quantitative goodwill impairment test. As a result, the Company recorded goodwill impairment in the amount of $80,534 which is presented under Goodwill impairment and other operating expenses (income), net in the consolidated statement of income.

In addition, a quantitative test has also been performed for the Automation Machines reporting unit due to indicators of impairment identified, which include, among other things, managerial changes and a decline in the overall financial performance compared with past projections. As a result, the Company recorded goodwill impairment in the amount of

(in thousands, except per share data)

$6,788, which was recorded under Goodwill impairment and other operating expenses (income), net in the consolidated statement of income.

The fair value of the reporting units was estimated using a discounted cash flow analysis. When performing this analysis, the Company also considered multiples of earnings from comparable public companies. The decline in fair value primarily resulted from an increased discount rate and reduced estimated future cash flows.

The following summarizes the goodwill activity for the year ended December 31, 2022, and 2021:

	Solar	All other	Total
Goodwill at December 31, 2020	$ 33,255	$ 107,224	$ 140,479
Changes during the year:			
Foreign currency adjustments	(2,750)	(8,100)	(10,850)
Goodwill at December 31, 2021	30,505	99,124	129,629
Changes during the year:			
Foreign currency adjustments	(1,737)	(6,599)	(8,336)
Accumulated impairment losses	-	(90,104)	(90,104)
Goodwill at December 31, 2022	$ 28,768	$ 2,421	$ 31,189

As of December 31, 2022 there were $90,104 accumulated goodwill impairment losses. As of December 31, 2021 and 2020 there were no accumulated goodwill impairment losses.

NOTE 10: INVESTMENT IN PRIVATELY-HELD COMPANY

On January 31, 2021, the Company completed an investment of $11,643 in the preferred stock of AutoGrid Systems, Inc. ("AutoGrid"), a privately held company.

On February 1, 2021, the Company signed on a preferred stock purchase agreement for an additional investment of $5,000 in AutoGrid's preferred stock (the "second investment"). On April 28, 2021, the Company completed the second investment.

The Company accounted for the AutoGrid investment as an equity investment without readily determinable fair values.

On July 20, 2022, the Company completed the sale of its investment in AutoGrid for proceeds of $24,362, thus recognizing a gain of $7,719 which was recorded in the statement of income under "Other income".

Investments in privately-held companies are included within other long-term assets in the consolidated balance sheets. As of December 31, 2022, the Company had no investments in privately-held companies. As of December 31, 2021, the carrying value of investments in privately-held companies was $16,643.

No impairment or other adjustments related to observable price changes in orderly transactions for identical or similar investments were identified up to the date of the sale.

(in thousands, except per share data)

NOTE 11: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2022, the Company entered into forward contracts and put and call options to sell U.S. dollars ("USD") for NIS in the amount of approximately NIS 194 million and NIS 18 million, respectively.

The fair values of outstanding derivative instruments were as follows:

	Balance sheet location	December 31, 2022	December 31, 2021
Derivative assets of options and forward contracts:			
Designated cash flow hedges	Prepaid expenses and other current assets	$ -	$ 992
Non-designated hedges	Prepaid expenses and other current assets	-	3,017
Total derivative assets		$ -	$ 4,009
Derivative liabilities of options and forward contracts:			
Designated cash flow hedges	Accrued expenses and other current liabilities	$ (1,874)	$ -
Non-designated hedges	Accrued expenses and other current liabilities	-	(169)
Total derivative liabilities		$ (1,874)	$ (169)

Gains (losses) on derivative instruments recognized in the consolidated statements of income are summarized below:

	Year ended December 31,			
	2022	2021	2020	Affected line item
Foreign exchange contracts				
Non Designated Hedging Instruments	$ 4,716	$ 9,417	$ (4,013)	Financial income (expense), net

See Note 20 for information regarding gains (losses) from designated hedging instruments reclassified from accumulated other comprehensive loss.

Gains (losses) on derivative instruments recognized in the consolidated statements of comprehensive income were as follows:

	Year ended December 31		
	2022	2021	2020
Foreign exchange contracts:			
Designated Hedging Instruments	$ (8,965)	$ 3,289	$ 966

As of December 31, 2022, the Company estimates that all of the net derivative losses related to the Company's foreign exchange cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

NOTE 12: FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents and marketable securities, at fair value using the market approach valuation technique. Cash and cash equivalents are classified within Level 1 because these assets are valued using quoted market prices. Marketable securities and foreign currency derivative contracts are classified within level 2 due to these assets being valued by alternative pricing sources and models utilizing market observable inputs.

(in thousands, except per share data)

The following table sets forth the Company's assets that were measured at fair value as of December 31, 2022 and 2021 by level within the fair value hierarchy:

Description	Fair Value Hierarchy	Fair value measurements as of December 31, 2022	Fair value measurements as of December 31, 2021
Assets:			
Cash and cash equivalents:			
Cash	Level 1	$ 695,004	$ 508,389
Money market mutual funds	Level 1	$ 25,149	$ 21,680
Deposits	Level 1	$ 62,959	$ 20
Derivative instruments	Level 2	$ -	$ 4,009
Short-term marketable securities:			
Corporate bonds	Level 2	$ 217,825	$ 160,165
Governmental bonds	Level 2	$ 23,292	$ 7,563
Long-term marketable securities:			
Corporate bonds	Level 2	$ 630,858	$ 468,841
Governmental bonds	Level 2	$ 14,633	$ 13,387
Liabilities:			
Derivative instruments	Level 2	$ (1,874)	$ (169)

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject goodwill and long-lived assets to nonrecurring fair value measurements. The implied fair values of the e-Mobility and Automation Machines reporting units were estimated using the discounted cash flow approach (see Notes 8 and 9). The inputs to these models are considered Level 3.

NOTE 13: WARRANTY OBLIGATIONS

Changes in the Company's product warranty obligations for the years ended December 31, 2022, 2021 and 2020 were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Balance, at the beginning of the period	$ 265,160	$ 204,994	$ 172,563
Additions and adjustments to cost of revenues	239,401	150,684	102,832
Usage and current warranty expenses	(119,504)	(90,518)	(70,401)
Balance, at end of the period	385,057	265,160	204,994
Less current portion	(103,975)	(71,480)	(62,614)
Long term portion	$ 281,082	$ 193,680	$ 142,380

NOTE 14: DEFERRED REVENUES

Deferred revenues consist of deferred cloud-based monitoring services, communication services, warranty extension services and advance payments received from customers for the Company's products. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

(in thousands, except per share data)

Significant changes in the balances of deferred revenues during the period are as follows:

	December 31,		
	2022	2021	2020
Balance, at the beginning of the period	$ 169,345	$ 140,020	$ 160,797
Revenue recognized	(23,017)	(26,093)	(72,046)
Increase in deferred revenues and customer advances	67,249	55,418	51,269
Balance, at the end of the period	213,577	169,345	140,020
Less current portion	(26,641)	(17,789)	(24,648)
Long term portion	$ 186,936	$ 151,556	$ 115,372

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2022:

2023	$ 26,641
2024	10,891
2025	10,160
2026	9,691
2027	7,565
Thereafter	148,629
Total deferred revenues	$ 213,577

NOTE 15: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	
	2022	2021
Accrued expenses	$ 117,638	$ 57,158
Government authorities	67,514	22,631
Operating lease liabilities	16,183	12,728
Accrual for sales incentives	6,790	3,048
Provision for legal claims	43	11,622
Other	5,944	2,192
Total accrued expenses and other current liabilities	$ 214,112	$ 109,379

NOTE 16: CONVERTIBLE SENIOR NOTES

On September 25, 2020, the Company sold $632,500 aggregate principal amount of its 0.00% convertible senior notes due 2025 (the “Notes”). The Notes were sold pursuant to an indenture, dated September 25, 2020 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The Notes do not bear regular interest and mature on September 15, 2025, unless earlier repurchased or converted in accordance with their terms. The Notes are general senior unsecured obligations of the Company.

Holders may convert their Notes prior to the close of business on the business day immediately preceding June 15, 2025 in multiples of $1,000 principal amount, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the Notes for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events as described in the Indenture. In addition, holders may convert their Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after June 15, 2025, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Notes, without regard to the foregoing circumstances. The initial conversion rate for the Notes was 3.5997 shares of common stock per $1,000

(in thousands, except per share data)

principal amount of Notes, which is equivalent to an initial conversion price of approximately $277.80 per share of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the Indenture.

Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock.

In addition, upon the occurrence of a fundamental change (as defined in the Indenture), holders of the Notes may require the Company to repurchase all or a portion of their Notes, in multiples of $1,000 principal amount, at a repurchase price of 100% of the principal amount of the Notes, plus any accrued and unpaid special interest, if any, to, but excluding, the repurchase date. If certain fundamental changes referred to as make-whole fundamental changes occur, the conversion rate for the Notes may be increased.

The Convertible Senior Notes consisted of the following as of December 31, 2022 and 2021:

	As of December 31,	
	2022	2021
Liability:		
Principal	$ 632,500	$ 632,500
Unamortized issuance costs	(8,049)	(10,965)
Net carrying amount	$ 624,451	$ 621,535

Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach and therefore the Company did not record amortized debt discount costs related to the Notes in the years ended December 31, 2022 and 2021. For the year ended December 31, 2020, the Company recorded amortized debt discount costs related to the Notes in the amount of $2,480.

For the years ended December 31, 2022, 2021 and 2020 the Company recorded amortized debt issuance costs related to the Notes in the amount of $2,916, $2,903 and $3,185, respectively.

As of December 31, 2022, the issuance costs of the Notes will be amortized over the remaining term of approximately 2.7 years.

The annual effective interest rate of the liability component following the adoption of ASU 2020-06 is 0.47%.

As of December 31, 2022, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $831. The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2022, the if-converted value of the Notes exceeded the principal amount by $12,452.

NOTE 17: OTHER LONG TERM LIABILITIES

	As of December 31,	
	2022	2021
Tax liabilities	$ 3,830	$ 5,105
Accrued severance pay	9,848	10,632
Other	2,078	3,805
	$ 15,756	$ 19,542

NOTE 18: STOCK CAPITAL

a. Common stock rights:

Common stock confers upon its holders the right to receive notice of, and to participate in, all general meetings of the Company, where each share of common stock shall have one vote for all purposes, to share equally, on a per share basis, in bonuses, profits, or distributions out of fund legally available therefor, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

(in thousands, except per share data)

b. Secondary public offering:

On March 17, 2022, the Company offered and sold 2,300,000 shares of the Company's common stock, at a public offering price of $295.00 per share. The shares of Common Stock were issued and sold in a registered offering pursuant to the underwriting agreement dated March 17, 2022, among the Company, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and Morgan Stanley & Co. LLC (the "Underwriting Agreement"). All of the offered shares were issued at closing, including 300,000 shares of Common Stock that were issued and sold pursuant to the underwriters' option to purchase additional shares under the Underwriting Agreement, which was exercised in full on March 18, 2022.

The net proceeds to the Company were $650,526 after deducting underwriters' discounts of $27,140 and commissions of $834.

c. Equity Incentive Plans:

The Company's 2007 Global Incentive Plan (the "2007 Plan") was adopted by the board of directors on August 30, 2007. The 2007 Plan terminated upon the Company's IPO on March 31, 2015 and no further awards may be granted thereunder. All outstanding awards will continue to be governed by their existing terms and 379,358 available options for future grants were transferred to the Company's 2015 Global Incentive Plan (the "2015 Plan") and are reserved for future issuances under the 2015 plan. The 2015 Plan became effective upon the consummation of the IPO. The 2015 Plan provides for the grant of options, restricted stock units ("RSU"), performance stock units ("PSU"), and other share-based awards to directors, employees, officers, and non-employees of the Company and its subsidiaries. As of December 31, 2022, a total of 18,047,085 shares of common stock were reserved for issuance pursuant to stock awards under the 2015 Plan (the "Share Reserve"), an aggregate of 9,410,816 shares are still available for future grants.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2015 Plan, commencing on January 1st of the year following the year in which the 2015 Plan becomes effective, in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year; provided, however, that the Company's board of directors may determine that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than 5% of the shares of capital stock outstanding on the preceding December 31st.

The Company granted under its 2015 Plan, PSU awards to certain employees and officers which vest upon the achievement of certain performance or market conditions subject to their continued employment with the Company.

In 2021, the Company has also committed to issuing additional shares, which are subject to resale registration rights and which carry certain performance conditions (including business performance targets and a continued service relationship with the Company) and are treated as PSUs for accounting purposes.

The market condition for the PSUs is based on the Company's total shareholder return ("TSR") compared to the TSR of companies listed in the S&P 500 index over a one to three year performance period. The Company uses a Monte-Carlo simulation to determine the grant date fair value for these awards, which takes into consideration the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period, as well as the possible outcomes pertaining to the TSR market condition. The Company recognizes such compensation expenses on an accelerated vesting method.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 10,000,000. As of December 31, 2022, an aggregate of 8,617,974 options are still available for future grants under the 2015 Plan.

(in thousands, except per share data)

A summary of the activity in stock options and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of December 31, 2021...	474,280	$ 44.68	5.22	$ 112,479
Exercised...	(135,008)	29.77	-	-
Forfeited or expired ...	(243)	5.01	-	-
Outstanding as of December 31, 2022...	339,029	$ 50.64	4.86	$ 79,414
Vested and expected to vest as of December 31, 2022 ...	338,345	$ 50.45	4.85	$ 79,315
Exercisable as of December 31, 2022 ...	300,865	$ 38.52	4.58	$ 73,875

The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the fair value of the Company's common stock as of the last day of each period and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last day of each period.

The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $37,948, $65,668, and $251,564, respectively.

There were no options granted in 2022.

The weighted average grant date fair value of options granted to employees and directors during the years ended December 31, 2021 and 2020, was $168.71 and $62.11, respectively.

A summary of the activity in the RSUs and related information is as follows:

	Number of RSUs	Weighted average grant date fair value
Unvested as of January 1, 2022...	1,759,972	$ 189.25
Granted ...	683,548	266.06
Vested ...	(805,872)	131.79
Forfeited ...	(149,133)	214.65
Unvested as of December 31, 2022 ...	1,488,515	$ 232.05

A summary of the activity in the PSUs and related information is as follows:

	Number of PSUs	Weighted average grant date fair value
Unvested as of January 1, 2022...	108,595	$ 296.40
Granted ...	40,637	294.48
Unvested as of December 31, 2022 ...	149,232	$ 295.88

d. Employee Stock Purchase Plan:

The Company adopted an ESPP effective upon the consummation of the IPO. As of December 31, 2022, total of 3,662,737 shares were reserved for issuance under this plan. The number of shares of common stock reserved for issuance under the ESPP will increase automatically on January 1st of each year, for ten years, by the lesser of 1% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding calendar year or 487,643 shares. However, the Company's board of directors may reduce the amount of the increase in any particular year at their discretion, including a reduction to zero.

(in thousands, except per share data)

The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase common stock up to an aggregate limit of $15 per participant for every six months plan. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

As of December 31, 2022, 738,876 shares of common stock had been purchased under the ESPP.

As of December 31, 2022, 2,923,861 shares of common stock were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and, as such, results in recognition of compensation cost.

e. Stock-based compensation expenses:

The Company recognized stock-based compensation expenses related to all stock-based awards in the consolidated statement of income for the years ended December 31, 2022, 2021 and 2020, as follows:

	Year ended December 31,		
	2022	2021	2020
Cost of revenues	$ 21,818	$ 18,743	$ 11,082
Research and development	63,211	45,424	27,048
Selling and marketing	31,017	22,834	19,413
General and administrative	29,493	15,592	9,766
Total stock-based compensation expenses	$ 145,539	$ 102,593	$ 67,309

For the year ended December 31, 2022, the Company capitalized $380 stock-based compensation related to the ERP implementation within other long-term assets in the consolidated balance sheets for the year ended December 31, 2022. In 2021 and 2020 the Company did not capitalize any stock-based compensation expenses.

The total tax benefit associated with share-based compensation for the year ended December 31, 2022, 2021 and 2020 was $7,747, $19,113 and $7,847, respectively. The tax benefit realized from share-based compensation for the year ended December 31, 2022, 2021 and 2020 was $10,171, $13,379 and $11,263, respectively.

As of December 31, 2022, there were total unrecognized compensation expenses in the amount of $343,473 related to non-vested equity-based compensation arrangements granted. These expenses are expected to be recognized during the period from October 1, 2022 through November 30, 2026.

NOTE 19: COMMITMENTS AND CONTINGENT LIABILITIES

a. Guarantees:

As of December 31, 2022, contingent liabilities exist regarding guarantees in the amounts of $5,655 and $1,372 in respect of office rent lease agreements and customs and other transactions, respectively.

b. Contractual purchase obligations:

The Company has contractual obligations to purchase goods and raw materials. These contractual purchase obligations relate to inventories and other purchase orders, which cannot be canceled without penalty. In addition, the Company acquires raw materials or other goods and services, including product components, by issuing authorizations to its suppliers to purchase materials based on its projected demand and manufacturing needs.

As of December 31, 2022, the Company had non-cancelable purchase obligations totaling approximately $1,590,229, out of which the Company recorded a provision for loss in the amount of $7,002.

As of December 31, 2022, the Company had contractual obligations for capital expenditures totaling approximately $73,955. These commitments reflect purchases of automated assembly lines and other machinery

(in thousands, except per share data)

related to the Company's manufacturing process as well as capital expenditures associated with the construction of Sella 2, the Company's second lithium-ion cell and battery factory in Korea.

c. Legal claims:

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

In September 2018, the Company's German subsidiary, SolarEdge Technologies GmbH received a complaint filed by competitor SMA Solar Technology AG ("SMA"). The complaint, filed in the District Court Düsseldorf, Germany, alleges that SolarEdge's 12.5kW - 27.6kW inverters infringed on two of the plaintiff's patents. SMA asserted a value in dispute of EUR 5.5 million (approximately $5,866) for both patents. The Company challenged the validity of both patents. With respect to one of the claims, in October 2020, the German Patent Court rendered the SMA patent invalid, the invalidity was appealed by SMA and in January 2023, the German Supreme Court upheld the finding of invalidity. With respect to the other claim, in November 2019, the first instance court stayed the infringement proceedings since it considered it to be highly likely that the second SMA patent would also be rendered invalid. In August 2021, the German Patent Court rendered SMA's second patent invalid, and this invalidity has been appealed by SMA and a hearing is pending. The Company believes that it has meritorious defenses to these claims and intends to vigorously defend against the remaining lawsuit.

On July 28, 2022, the Company was served with complaints filed by Ampt LLC in the International Trade Commission (the "Commission") pursuant to Section 337 of the Tariff Act of 1930, as amended, in the District Court for the District of Delaware alleging patent infringement against the Company and its subsidiary SolarEdge Technologies Ltd. On October 24, 2022, the complaint filed in the District Court of Delaware was administratively stayed until the Commission's action is resolved. The Company believes that it has meritorious defenses to the complaints and intend to vigorously defend against them.

On November 3, 2022, the Company received notice that a class action lawsuit was filed in the U.S District Court or the Southern District of New York against the Company, SolarEdge Technologies Ltd., the Company's CEO and the Company's CFO, by a purported stockholder of the Company, alleging violations of the Federal Securities Act in connection with complaints filed against the Company by Ampt LLC, detailed above. On February 14, 2023, the lawsuit was voluntarily withdrawn by the plaintiffs and dismissed by the court.

(in thousands, except per share data)

NOTE 20: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustments on intra-entity transactions that are of a long-term investment in nature	Unrealized gains (losses) on foreign currency translation	Total
Beginning balance as of January 1, 2020	$ 264	$ —	$ —	$ (2,073)	$ (1,809)
Revaluation	45	1,101	—	5,690	6,836
Tax on revaluation	(69)	(135)		—	(204)
Other comprehensive income (loss) before reclassifications	(24)	966	—	5,690	6,632
Reclassification	—	(1,101)	—	—	(1,101)
Tax on reclassification	—	135	—	—	135
Gains reclassified from accumulated other comprehensive income	—	(966)	—	—	(966)
Net current period other comprehensive income (loss)	(24)	—	—	5,690	5,666
Ending balance as of December 31, 2020	$ 240	$ —	$ —	$ 3,617	$ 3,857
Revaluation	(6,283)	3,735	(17,420)	(9,681)	(29,649)
Tax on revaluation	1,346	(446)	—	—	900
Other comprehensive income (loss) before reclassifications	(4,937)	3,289	(17,420)	(9,681)	(28,749)
Reclassification	(16)	(2,742)	—	—	(2,758)
Tax on reclassification	4	327	—	—	331
Gains reclassified from accumulated other comprehensive income	(12)	(2,415)	—	—	(2,427)
Net current period other comprehensive income (loss)	(4,949)	874	(17,420)	(9,681)	(31,176)
Ending balance as of December 31, 2021	$ (4,709)	$ 874	$ (17,420)	$ (6,064)	$ (27,319)
Revaluation	(26,944)	(9,890)	(20,540)	(1,875)	(59,249)
Tax on revaluation	5,583	925	—	—	6,508
Other comprehensive loss before reclassifications	(21,361)	(8,965)	(20,540)	(1,875)	(52,741)
Reclassification	736	7,024	—	—	7,760
Tax on reclassification	(115)	(694)	—	—	(809)
Losses reclassified from accumulated other comprehensive income	621	6,330	—	—	6,951
Net current period other comprehensive loss	(20,740)	(2,635)	(20,540)	(1,875)	(45,790)
Ending balance as of December 31, 2022	$ (25,449)	$ (1,761)	$ (37,960)	$ (7,939)	$ (73,109)

(in thousands, except per share data)

The following table provides details about reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)			Affected Line Item in the Statement of Income
	2022	2021	2020	
Unrealized gains (losses) on available-for-sale marketable securities				
	$ (736)	$ 16	$ —	Financial income (expenses), net
	115	(4)	—	Income taxes
	$ (621)	$ 12	$ —	Total, net of income taxes
Unrealized gains (losses) on cash flow hedges				
	(801)	333	189	Cost of revenues
	(4,142)	1,645	623	Research and development
	(959)	334	136	Sales and marketing
	(1,122)	430	153	General and administrative
	$ (7,024)	$ 2,742	$ 1,101	Total, before income taxes
	694	(327)	(135)	Income taxes
	(6,330)	2,415	966	Total, net of income taxes
Total reclassifications for the period	$ (6,951)	$ 2,427	$ 966	

NOTE 21: EARNINGS PER SHARE

The following table presents the computation of basic and diluted EPS attributable to SolarEdge Technologies Inc.:

	Year ended December 31,		
	2022	2021	2020
Basic EPS:			
Numerator:			
Net income	$ 93,779	$ 169,170	$ 140,322
Denominator:			
Shares used in computing net earnings per share of common stock, basic	55,087,770	52,202,182	50,217,330
Diluted EPS:			
Numerator:			
Net income attributable to common stock, basic	$ 93,779	$ 169,170	$ 140,322
Notes due 2025	2,203	2,134	—
Net income attributable to common stock, diluted	$ 95,982	$ 171,304	$ 140,322
Denominator:			
Shares used in computing net earnings per share of common stock, basic	55,087,770	52,202,182	50,217,330
Notes due 2025	2,276,818	2,276,818	-
Effect of stock-based awards	736,061	1,492,030	2,578,146
Shares used in computing net earnings per share of common stock, diluted	58,100,649	55,971,030	52,795,476
Shares excluded from the calculation of diluted net EPS due to their anti-dilutive effect	207,980	132,133	715,510

(in thousands, except per share data)

NOTE 22: GOODWILL IMPAIRMENT AND OTHER OPERATING EXPENSES (INCOME), NET

	Year ended December 31,		
	2022	2021	2020
Impairment of goodwill [1]	$ 90,104	$ -	$ -
Impairment of long-lived assets [2]	29,037	2,209	1,471
Sale of assets	(2,603)	-	-
SolarEdge Korea (formerly Kokam) purchase escrow [3]	-	(859)	(4,900)
Total goodwill impairment and other operating expenses (income)	$ 116,538	$ 1,350	$ (3,429)

[1] In June 2022, the Company decided to discontinue its stand-alone Critical Power activities. The Company recorded a loss related to its Critical Power business in the amount of $2,782 (see Note 9). In addition, in October 2022, as a result of an impairment test performed on the e-Mobility and Automation Machines reporting units, the Company recorded a loss of $80,534 and $6,788, respectively (see Note 9).

[2] In October 2022, the Company recorded a loss of $26,917 and $245 as a result of an impairment test performed on e-Mobility and Automation Machines, respectively, a loss of $1,226 due to the discontinuance of Critical Power activities (see Note 8) and other miscellaneous items.

[3] In the year ended December 31, 2021, the Company received a payment of $859 out of the SolarEdge Korea (formerly Kokam) acquisition escrow, with regards to a working capital adjustment. In the year ended December 31, 2020, the Company was indemnified for an amount of $4,900 out of the escrow, with regards to a legal claim of SolarEdge Korea (formerly Kokam) that was settled in arbitration.

NOTE 23: INCOME TAXES

a. Tax rates in the U.S:

The Company is subject to U.S. federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings and certain related-party payments - the Global Intangible Low Taxed Income (“GILTI”). Furthermore, changes introduced by the Tax Act to Section 174 of the Internal Revenue Code, that came into effect on January 1, 2022, require taxpayers to amortize research and development expenditures over five years (if expensed by a U.S. entity) or fifteen years (if expensed by non-U.S. entities), thereby increasing taxable income and payable tax.

The Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining earnings. The total tax liability was calculated to approximately $8,500, which will be paid over the eight-year period provided in the Tax Act (ending 2024).

b. Corporate tax in Israel:

The taxable income of Israeli companies is subject to corporate tax at the rate of 23%. The Israeli subsidiary is also eligible for tax benefits as further described in note 23.j.

c. Carryforward tax losses:

As of December 31, 2022, the foreign subsidiaries have carryforward tax losses of $83,391 which does not have an expiration date.

(in thousands, except per share data)

d. Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2022	**2021**
Deferred tax assets, net:		
Research and Development carryforward expenses	$ 9,335	$ 2,479
Carryforward tax losses[(1)]	19,916	19,635
Stock based compensation expenses	9,863	12,140
Deferred revenue	8,954	8,078
Lease liabilities	6,520	11,168
Inventory Impairment	627	1,326
Allowance and other reserves	30,242	10,229
Total Gross deferred tax assets, net	$ 85,457	$ 65,055
Less, Valuation Allowance	(23,777)	(14,648)
Total deferred tax assets, net	$ 61,680	$ 50,407
Deferred tax liabilities, net:		
Intercompany transactions	$ (6,292)	$ (6,099)
Right-of-use assets	(6,618)	(10,486)
Purchase price allocation	(4,617)	(6,406)
Total deferred tax liabilities, net	$ (17,527)	$ (22,991)
Recorded as:		
Deferred tax assets, net	$ 44,153	$ 27,572
Deferred tax liabilities, net	-	(156)
Net deferred tax assets	$ 44,153	$ 27,416

[(1)] Related to deferred tax assets that would only be realizable upon the generation of net income in certain foreign jurisdictions.

The Company's Israeli subsidiary's tax-exempt profit from Benefited Enterprises (as defined in note 23.j) is permanently reinvested, Therefore, deferred taxes have not been provided for such tax-exempt income.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these subsidiaries has not been provided for in the Financial Statements as the Company's management and the Board of Directors has determined that the Company intends to reinvest earnings of its subsidiaries indefinitely.

e. Uncertain tax positions are comprised as follows:

	December 31,		
	2022	**2021**	**2020**
Balance, at the beginning of the period	$ 2,192	$ 10,564	$ 9,532
Increases related to current year tax positions	564	635	757
Increase for tax positions related to prior years	-	-	275
Decreases related to prior year tax positions	-	(9,007)	-
Balance, at end of the period	$ 2,756	$ 2,192	$ 10,564

The total amount of gross unrecognized tax benefits above would affect the Company's effective tax rate, if recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The total amount of penalties and interest were not material as of December 31, 2022, 2021 and 2020.

(in thousands, except per share data)

It is reasonably possible that the Company's gross unrecognized tax benefits will decrease by an insignificant amount in the next 12 months, primarily due to the lapse of the statute of limitations.

f. Income before income taxes are comprised as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
Domestic	$ 47,324	$ 13,659	$ 33,909
Foreign	129,831	173,565	129,757
Income before income taxes	$ 177,155	$ 187,224	$ 163,666

g. Income taxes (tax benefit) are comprised as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
Current taxes:			
Domestic	$ 56,957	$ (7,872)	$ 1,842
Foreign	37,473	37,564	24,936
Total current taxes	94,430	29,692	26,778
Deferred taxes:			
Domestic	(8,954)	(3,682)	2,794
Foreign	(2,100)	(7,956)	(6,228)
Total deferred taxes	(11,054)	(11,638)	(3,434)
Income taxes, net	$ 83,376	$ 18,054	$ 23,344

h. Reconciliation of theoretical tax expense to actual tax expense:

The differences between the statutory tax rate of the Company and the effective tax rate are result of a variety of factors, including different effective tax rates applicable to non-US subsidiaries that have tax rates different than the Company tax rate, tax benefits relating to stock-based compensation and adjustments to valuation allowances on deferred tax assets on such subsidiaries.

A reconciliation between the theoretical tax expense and the actual tax expense as reported in the consolidated statements of income is as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
Statutory tax rate	21%	21%	21%
Effect of:			
Income tax at rate other than the U.S. statutory tax rate	(10.8)%	(7.4)%	(6.9)%
Losses and timing differences for which valuation allowance was provided	5.2%	2.7%	4.4%
Prior year income taxes (benefit)	2.9%	(4.4)%	(0.4)%
R&D Capitalization and other effects of TCJA	18.9%	0.1%	-%
Disallowable and allowable deductions	13.2%	2.0%	(2.6)%
Other individually immaterial income tax items, net	(3.3)%	(4.4)%	(1.3)%
Effective tax rate	47.1%	9.6%	14.2%

i. Tax assessments:

The Israeli tax authorities issued a tax order for tax year 2016 and tax assessments for tax years 2017 and 2018 against the Company's Israeli subsidiary, challenging the subsidiary's positions on several issues. The Israeli subsidiary has protested the order before the Central District Court in Israel and appealed the tax assessments.

The Company believes it has adequately provided for these items, however adverse results could have a material impact on the Company's financial statements.

(in thousands, except per share data)

As of December 31, 2022, the Company and certain of its subsidiaries filed U.S. federal and various state and foreign income tax returns. The statute of limitations relating to the consolidated U.S. federal income tax return is closed for all tax years up to and including 2018.

The statute of limitations related to tax returns of the Company's Israeli subsidiary for all tax years up to and including 2015 has lapsed.

The statute of limitations related to tax returns of the Company's other subsidiaries has lapsed for part of the tax years, which differs between the different subsidiaries.

j. Tax benefits for Israeli companies under the Law for the Encouragement of Capital Investments, 1959 (the "Investments Law"):

The Israeli subsidiary elected tax year 2012 as a "Year of Election" for "Benefited Enterprise" status under the Investments Law. According to the Investments Law, the Israeli subsidiary elected to participate in the alternative benefits program which provides certain benefits, including tax exemptions and reduced tax rates (which depend on, inter alia, the geographic location in Israel). Income not eligible for Benefited Enterprise benefits is taxed at a regular corporate tax rate.

Upon meeting the requirements under the Investments Law, undistributed income derived from Benefited Enterprise from productive activity will be exempt from tax for two years from the year in which the Israeli subsidiary first has taxable income ("exempt period"), provided that 12 years have not passed from the beginning of the year of election.

On October 24, 2018, the Company's Israeli subsidiary received an approval from the Israeli Tax Authorities confirming the applicability of the two-year tax exemption as provided in the Investments Law until December 31, 2018. As of December 31, 2018, approximately $289,900 was derived from tax exempt profits earned by the Israeli subsidiary "Benefited Enterprises" in the two tax years exempt period, tax years 2017 - 2018. The Company has determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Israeli subsidiary. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Israeli subsidiary "Benefited Enterprises" as such income is essentially permanently reinvested.

If the Israeli subsidiary's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate which depends on the foreign ownership in each tax year.

Through December 31, 2022, the Israeli subsidiary had generated income under the provision of the Investments Law.

Pursuant to amendment 73 to the Investments Law (the "2017 Amendment"), a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The 2017 Amendment also prescribes special tax tracks for preferred technological enterprises ("PTE"), which are subject to rules that were issued by the Ministry of Finance.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technological Income and Capital Gain for Technological Enterprise), 2017 (the "Regulations") were published.

The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE regime. According to these regulations, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company's regular course of business and derived from the preferred intangible asset, excluding income derived from intangible assets used for marketing and income attributed to production activity.

A PTE, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property, or 6% if its annual revenues exceed NIS 10 billion. The Israeli subsidiary notified the ITA of its election to implement the PTE with effect from January 1, 2019, and its PTE income was subject to a 12% tax rate in the years 2019-2021, and in 2022 to a 6% tax rate as the group surpassed NIS 10 billion revenues threshold.

(in thousands, except per share data)

Tax Benefits for Research and Development:

Israeli tax law (section 20A to the Israeli Tax Ordinance (New Version), 1961) allows, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company's Israeli subsidiary intends to submit a formal request to the relevant Israeli government ministry in order to obtain such approval for 2019 - 2021.

k. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company's Israeli subsidiary claims currently to be qualified as 'industrial company' as defined by this law and as such, is entitled to certain tax benefits, consisting mainly of accelerated depreciation and amortization of patents and certain other intangible property.

NOTE 24: FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,		
	2022	**2021**	**2020**
Exchange rate (loss) gain, net	$ (1,547)	$ (22,493)	$ 33,065
Interest income on marketable securities	10,551	2,973	3,750
Convertible note	(2,916)	(2,903)	(3,185)
Hedging	4,716	9,417	(4,013)
Financing component expenses related to ASC 606	(7,038)	(5,771)	(4,887)
Bank charges	(1,584)	(1,991)	(2,048)
Interest income, net	1,402	183	67
Other	(268)	670	(1,644)
Total financial income (expenses), net	$ 3,316	$ (19,915)	$ 21,105

NOTE 25: SEGMENT, GEOGRAPHIC AND PRODUCT INFORMATION

a. Segment Information:

Following the discontinuation of Critical Power in June 2022, the Company operates in four different operating segments: Solar, Energy Storage, e-Mobility and Automation Machines.

The Company's Chief Executive Officer, who is the chief operating decision maker ("CODM"), makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the operating segments.

The Company does not allocate to its operating segments revenue recognized due to advance payments received for performance obligations that extend for a period greater than one year ("financing component"), related to Accounting Standard Codification 606, "Revenue from Contracts with Customers" (ASC 606).

Segment profit is comprised of gross profit for the segment less operating expenses that do not include amortization and impairment of purchased intangible assets, stock based compensation expenses and certain other items.

The Company manages its assets on a group basis, not by segments, as many of its assets are shared or co-mingled. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

The Company identified one operating segment as reportable – the Solar segment. The other operating segments are insignificant individually and therefore their results are presented together under "All other".

(in thousands, except per share data)

The Solar segment includes the design, development, manufacturing, and sales of an intelligent inverter solution designed to maximize power generation at the individual PV module level and a residential storage solution, compatible with the Company's energy hub inverter, intended to store and supply power for back-up and to maximize self-consumption. The Solar segment solution consists mainly of the Company's power optimizers, inverters, batteries and cloud-based monitoring platform.

The "All other" category includes the design, development, manufacturing and sales of energy storage products, e-Mobility products, UPS products and automated machines

The following table presents information on reportable segments profit (loss) for the period presented:

	Year ended December 31,					
	2022		2021		2020	
	Solar	All other	Solar	All other	Solar	All other
Revenues	$2,921,175	$ 188,490	$ 1,787,280	$ 176,167	$ 1,357,261	$ 102,804
Cost of revenues	2,050,147	181,923	1,136,896	169,582	882,420	95,280
Gross profit	871,028	6,567	650,384	6,585	474,841	7,524
Research and development	196,381	29,016	143,173	30,506	110,567	25,417
Sales and marketing	118,154	9,687	85,309	9,930	66,823	8,562
General and administrative	69,631	13,001	53,156	13,536	41,723	10,389
Segments profit (loss)	$ 486,862	$ (45,137)	$ 368,746	$ (47,387)	$ 255,728	$ (36,844)

The following table presents information on reportable segments reconciliation to consolidated revenues for the periods presented:

	Year ended December 31,		
	2022	2021	2020
Solar segment revenues	$ 2,921,175	$ 1,787,280	$ 1,357,261
All other segment revenues	188,490	176,167	102,804
Revenues from financing component	614	418	-
Inter-segment revenues	-	-	(794)
Consolidated revenues	$ 3,110,279	$ 1,963,865	$ 1,459,271

The following table presents information on reportable segments reconciliation to consolidated operating income for the periods presented:

	Year ended December 31,		
	2022	2021	2020
Solar segment profit	$ 486,862	$ 368,746	$ 255,728
All other segment loss	(45,137)	(47,387)	(36,844)
Segments operating profit	441,725	321,359	218,884
Amounts not allocated to segments:			
Stock based compensation expenses	(145,539)	(102,593)	(67,309)
Amortization and depreciation of acquired assets	(9,478)	(10,812)	(9,336)
Impairment of goodwill and long-lived assets	(119,141)	-	-
Disposal of assets related to Critical Power	(4,314)	-	-
Other unallocated income (expenses), net	2,867	(815)	322
Consolidated operating income	$ 166,120	$ 207,139	$ 142,561

(in thousands, except per share data)

b. Revenues by geographic, based on Customers' location:

	Year ended December 31,		
	2022	2021	2020
United States	$ 1,133,798	$ 786,019	$ 613,090
Europe(*)	528,197	297,684	233,583
Germany	449,160	191,066	118,350
Netherlands	382,226	222,103	199,498
Italy	330,565	181,644	74,598
Rest of the world	286,333	285,349	220,152
Total revenues	$ 3,110,279	$ 1,963,865	$ 1,459,271

(*) Except for Germany, Netherlands and Italy

c. Revenues by type:

	Year ended December 31,		
	2022	2021	2020
Inverters	$ 1,137,142	$ 828,101	$ 641,799
Optimizers	1,135,040	828,542	625,465
Residential batteries	429,119	19,531	-
e-Mobility components and telematics	94,446	68,946	13,399
Communication	72,812	24,111	41,771
Others	241,720	194,634	136,837
Total revenues	$ 3,110,279	$ 1,963,865	$ 1,459,271

d. Long-lived assets by geographic location:

	As of December 31,	
	2022	2021
Israel	$ 333,740	$ 271,700
Korea	201,731	118,209
China	34,230	30,412
Europe	21,282	21,547
Other	15,740	15,649
Total long-lived assets(*)	$ 606,723	$ 457,517

(*) Long-lived assets are comprised of property and equipment, net and Operating lease right-of-use assets, net.

NOTE 26: SUBSEQUENT EVENTS

In January 2023, the Company entered into an agreement to acquire Hark Systems Ltd. ("Hark"), a UK-based energy IoT company for the C&I sector. Hark's platform will enable the Company to grow its commercial and industrial energy management portfolio and offer additional services to its C&I customers. The acquisition is still subject to certain customary closing conditions and regulatory approvals and is expected to close during the second quarter of 2023.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2022. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective and operating to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and to provide reasonable assurance that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of December 31, 2022. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of the end of the year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independently assessed the effectiveness of the company's internal control over financial reporting, as stated in Part II, Item 8 of this Form 10-K.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth fiscal quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 will be included under the captions "Directors and Corporate Governance", "The Board's Role in Risk Oversight", "Board Committees", "Director Compensation", "Compensation Committee Report", and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the 2022 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ending December 31, 2022 (the "2023 Proxy Statement") and is incorporated herein by reference.

ITEM 11. Executive Compensation

The information required by Item 11 will be included under the captions "Executive Compensation" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" in our 2023 Proxy Statement and is incorporated herein by reference.

Compensation Plan Information

The information required regarding securities authorized for issuance under our equity compensation plans is incorporated by reference from the information contained in the section entitled "Executive Compensation" in our 2023 Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included under the captions "Transactions with Related Persons" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

The information required by Item 13 will be included under the captions "Transactions with Related Persons" in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Our Consolidated Financial Statements and Notes thereto are included in Item 8 of this Annual Report on Form 10-K. See Index to Item 8 for more detail.

All financial schedules have been omitted either because they are not applicable or because the required information is provided in our Consolidated Financial Statements and Notes thereto, included in Item 8 of this Annual Report on Form 10-K.

Index to Exhibits

Exhibit No.	Description	Incorporation by Reference
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 4.1 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
3.2	Amended and Restated By-Laws	Incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on December 1, 2022
3.3	Description of Common Stock	filed with this report
4.1	Specimen Common Stock Certificate of the Registrant	Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
4.2	Indenture, dated September 25, 2020, between the Company and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on September 25, 2020
4.3	Form of 0.000% Convertible Senior Note due 2025 (included in Exhibit 4.2)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on September 25, 2020
10.1†	Employment Agreement, dated August 20, 2019 between SolarEdge Technologies Ltd. and Uri Bechor	Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on August 21, 2019
10.2†	Employment Agreement, dated December 1, 2010, between SolarEdge Technologies, Inc. and Ronen Faier	Incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
10.3†	Employment Agreement, dated May 17, 2009, between SolarEdge Technologies, Inc. and Zvi Lando	Incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
10.4†	SolarEdge Technologies, Inc. 2007 Global Incentive Plan.	Incorporated by reference to Exhibit 99.3 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
10.5†	SolarEdge Technologies, Inc. 2015 Global Incentive Plan	Incorporated by reference to Exhibit 99.1 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
10.6†	SolarEdge Technologies, Inc. 2015 Employee Stock Purchase Plan	Incorporated by reference to Exhibit 99.2 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
10.7 †	Form of Non-Employee Director RSU Award Agreement	Incorporated by reference to Exhibit 10.11 to Form 10-K filed with the SEC on August 20, 2015
10.8 †	Form of Non-Employee Director Stock Option Award Agreement	Incorporated by reference to Exhibit 10.12 to Form 10-K filed with the SEC on August 20, 2015
10.9 †	Form of Employee RSU Award Agreement	Incorporated by reference to Exhibit 10.13 to Form 10-K filed with the SEC on August 20, 2015

10.10 †	Form of Employee Stock Option Award Agreement	Incorporated by reference to Exhibit 10.14 to Form 10-K filed with the SEC on August 20, 2015
10.11	Form of Performance Award Agreement	Filed with this report.
21.1	List of Subsidiaries of the Registrant	Filed with this report.
23.1	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm	Filed with this report.
24.1	Power of Attorney (included in signature page)	Filed with this report.
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed with this report.
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed with this report.
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this report.
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this report.
101.INS	XBRL Instance Document - - embedded within the Inline XBRL document	Filed with this report.
101.SCH	XBRL Taxonomy Extension Schema Document	Filed with this report.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed with this report.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed with this report.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed with this report.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed with this report.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.	Filed with this report.

† Management contract or compensatory plan or arrangement.

ITEM 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Zvi Lando
Name: Zvi Lando
Title: Chief Executive Officer
Date: February 22, 2023

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Zvi Lando, Ronen Faier, and Rachel Prishkolnik, or any of them, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/Zvi Lando	Chief Executive Officer and Director (*Principal Executive Officer*)	February 22, 2023
/s/Ronen Faier	Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 22, 2023
/s/Nadav Zafrir	Chairman of the Board	February 22, 2023
/s/Dirk Hoke	Director	February 22, 2023
/s/Marcel Gani	Director	February 22, 2023
/s/Avery More	Director	February 22, 2023
/s/Tal Payne	Director	February 22, 2023
/s/Betsy Atkins	Director	February 22, 2023

Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of organization
SolarEdge Technologies Ltd.	Israel
SolarEdge Manufacturing Ltd.	Israel
SolarEdge Technologies GmbH	Germany
SOLAREDGE TECHNOLOGIES (CHINA) CO., LTD	China
SolarEdge Technologies (Australia) PTY LTD	Australia
SolarEdge Technologies (Canada) Ltd.	Canada
SolarEdge Technologies (Holland) B.V.	The Netherlands
SolarEdge Technologies (Japan) Co., Ltd.	Japan
SolarEdge Technologies (France) SARL.	France
SolarEdge Technologies (UK) Ltd.	United Kingdom
SOLAREDGE TECHNOLOGIES ITALY S.R.L.	Italy
SolarEdge Automation Machines s.p.a.	Italy
SolarEdge e-Mobility s.p.a	Italy
SolarEdge Investment srl	Italy
SolarEdge Technologies (Bulgaria) Ltd.	Bulgaria
Guangzhou SolarEdge Machinery Technical Consulting Co.Ltd	China
SOLAREDGE TEKNOLOJİ A.Ş.	Turkey
SolarEdge Technologies (Belgium) SPRL	Belgium
SolarEdge Technologies SRL.	Romania
SOLAREDGE TECHNOLOGIES (INDIA) PRIVATE LIMITED	India
SolarEdge Technologies (Sweden) AB	Sweden
SolarEdge Technologies Taiwan Co., Ltd.	Taiwan
SolarEdge Technologies Korea Co., Ltd.	South Korea
Kokam Limited Company	South Korea
SolarEdge Critical Power U.K. Limited	United Kingdom
SOLAREDGE DO BRASIL SERVIÇOS DE MARKETING E APOIO AO CLIENTE LTDA.	Brazil
SolarEdge Technologies (Vietnam) Company Limited	Vietnam
SolarEdge Technologies (Hungary) Kft.	Hungary
SolarEdge Technologies (Poland) Sp. z o.o	Poland
SolarEdge E-Mobility Germany GmbH & Co. KG	Germany
SolarGik, Ltd.	Israel
SolarEdge Technologies Mexico S.DE R.L. DE C.V.	Mexico
SolarEdge Technologies Consulting Inc.	USA
SolarEdge Technologies Holding Inc.	USA
SolarEdge Technologies (Switzerland) GMBH	Switzerland
SolarEdge Technologies (Spain) Sociedada Limitada	Spain

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3. No. 333-262892) of SolarEdge Technologies, Inc., and

(2) Registration Statements (Form S-8. No. 333-203193 and 333-262891) pertaining to the 2015 Global Incentive Plan, 2007 Global Incentive Plan and 2015 Employee Stock Purchase Plan of SolarEdge Technologies, Inc.. of our reports dated February 22, 2023, with respect to the consolidated financial statements of SolarEdge Technologies, Inc. and the effectiveness of internal control over financial reporting of SolarEdge Technologies, Inc. included in this Annual Report (Form 10-K) of SolarEdge Technologies, Inc. for the year ended December 31, 2022.

/s/ KOST FORER GABBAY & KASIERER
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 22, 2023

Exhibit 31.1

I, Zvi Lando, certify that:

1. I have reviewed this Annual Report on Form 10-K of SolarEdge Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2023

/s/ Zvi Lando
Chief Executive Officer
(*Principal Executive Officer*)

Exhibit 31.2

I, Ronen Faier, certify that:

1. I have reviewed this Annual Report on Form 10-K of SolarEdge Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2023

/s/ Ronen Faier
Ronen Faier
Chief Financial Officer
(*Principal Financial Officer*)

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. §1350

Solely for the purposes of complying with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Executive Officer of SolarEdge Technologies, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Report fairly presents, in all material respects, the financial condition, and results of operations of the Company.

Date: February 22, 2023

/s/ Zvi Lando
Zvi Lando
Chief Executive Officer
(*Principal Executive Officer*)

Exhibit 32.2

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. §1350

Solely for the purposes of complying with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Executive Officer of SolarEdge Technologies, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Report fairly presents, in all material respects, the financial condition, and results of operations of the Company.

Date: February 22, 2023

/s/ Ronen Faier
Ronen Faier
Chief Financial Officer
(*Principal Financial Officer*)



2023
Annual Meeting
and Proxy
Statement

April 21, 2023



To Our Stockholders

We are excited to invite you to attend the 2023 in-person Annual Meeting of Stockholders (the "Annual Meeting") of SolarEdge Technologies, Inc. (the "Company") at Gibson, Dunn & Crutcher LLP's offices located at 200 Park Ave, New York, NY 10166 at 9 am eastern time on June 1, 2023. Beneficial owners should review their voting instruction form or Notice of Internet Availability of Proxy Materials for how to vote in advance of and participate in the Annual Meeting.

The matters expected to be acted upon at the meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

2022 Highlights
In 2022 we remained focused on supplying products for the growing demand for clean energy solutions and delivering long term value to our stockholders while continuing to invest in our solar and non-solar growth strategies. Below are some of the noteworthy accomplishments from the past year:

- Record revenues of $3.11 billion, up 58% year over year from 2021
- Record GAAP annual revenues from the solar segment of $2.92 billion, up 63% year over year from 2021
- Record annual non-solar revenue of $188.5 million, up 7% year over year from 2021
- Record shipments of more than 10.5 GW of products in 2022
- SolarEdge Home batteries installed in 36 countries
- Production output of inverters and optimizers continued to increase in 2022, with Mexico producing the vast majority of the U.S. residential products
- Continued growth in the commercial segments, including expansion into new applications such as floating PV and offerings to corporations progressing their own ESG programs
- Opening of our 2GWh battery cell manufacturing facility in South Korea to meet growing demand for battery storage
- Launch of SolarEdge Home, our portfolio of home energy management products and solutions, in the United States and Europe

Commitment to Best Governance Practices - In response to stockholder feedback and as part of our ongoing commitment to best governance practices, our Board of Directors declared advisable, approved and is asking our stockholders to approve at this Annual Meeting, amendments to our certificate of incorporation to declassify the Board and remove supermajority voting provisions related to approval of bylaw- and certificate of incorporation-related amendments. This proposal is commensurate with companies of our size and stature and is responsive to stockholder input.

Continued Commitment to Sustainability - In 2022, we made significant progress in our Environmental, Social and Governance (ESG) practices and disclosure. We published our fourth annual sustainability report, in accordance with GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board). The report discloses our progress toward our 2025 sustainability targets. We have made strides in sustainable procurement, auditing the responsible practices of our major contract manufacturers and key raw material suppliers, and are implementing a supplier code of conduct for growing parts of our supply chain.

  

Promoting Gender Equality and Commitment to Transparency - We are making significant efforts to enhance gender equality and inclusiveness in our global workforce, and to overcome the existing challenges of gender inequality in the tech sector.

As a result of our efforts, there are now over 150 women among our dedicated managers, and we have established targets and plans to increase the percentage of women employees, women managers and women in R&D roles. We also published our Equal Employment Opportunity EEO-1 reports on our website under the "Corporate Governance" tab.

Your vote is important to us. Regardless of whether you plan to participate in the Annual Meeting in person, we hope you will vote as soon as possible to ensure that your shares are represented.

We look forward to speaking with you at the meeting.



Sincerely,

Zvi Lando
Chief Executive Officer and
Member of the Board of Directors

solaredge

SolarEdge Technologies, Inc.
1 HaMada Street
Herziliya, Israel

Notice Of Annual Meeting Of Stockholders

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of Stockholders of SolarEdge Technologies, Inc. (the "Company") will be held at 200 Park Ave, New York, NY 10166 on June 1, 2023, at 9 am eastern time, for the following purposes:

To elect the two director nominees named in the Proxy Statement as Class II directors of the Company to hold office for a three-year term until the 2026 Annual Meeting of Stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal.

To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023.

To approve, on an advisory and non-binding basis, the compensation of our named executive officers (commonly referred to as a "Say-on-Pay" vote).

To vote, on an advisory and non-binding basis, on the preferred frequency of future stockholder advisory votes to approve the compensation of our named executive officers (commonly referred to as a "Say-on- Frequency" vote).

To approve an amendment to the Company's certificate of incorporation to declassify the Board and phase-in annual director elections.

To approve an amendment to the Company's certificate of incorporation to remove the supermajority voting requirements to amend certain provisions of the Company's certificate of incorporation and bylaws.

To approve an amendment to the Company's certificate of incorporation to add a federal forum selection provision for causes of action under the Securities Act of 1933.

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on April 3, 2023, are entitled to notice of, and to vote at, the meeting or any adjournment or postponement thereof.

As part of our desire to operate more sustainably, we are providing access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of our Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2022 Annual Report. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how each of those stockholders can receive a paper copy of our proxy materials, including this proxy statement, our 2022 Annual Report, and a form of proxy card or voting instruction card. All stockholders who do not receive the Notice, including stockholders who have previously requested to receive paper copies of proxy materials, will receive a paper copy of the proxy materials by mail unless they have previously requested delivery of proxy materials electronically. By employing this distribution process, we strive to conserve natural resources and reduce the resources involved in printing and distributing our proxy materials.

 
solar edge

E-Delivery

In addition, the Notice provides information regarding how you may request to receive proxy materials electronically by email on an ongoing basis. **The Company will make a $1.00 charitable contribution to Conservation International on behalf of each stockholder who signs up for electronic delivery.** Last year, we donated $1,000 on behalf of stockholders that elected to go paperless. We hope to exceed this contribution this year. For those stockholders who previously requested to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, you will receive those materials as you requested.

Stockholders of record may vote in advance of the Annual Meeting by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or Notice.

Beneficial owners should review these proxy materials and their voting instruction card or notice for how to vote in advance of and participate in the Annual Meeting. For 10 days before the meeting, the list of stockholders entitled to vote at the Annual Meeting shall be available for examination by stockholders at the principal place of business of the Company at 1 Hamada St., Herzliya, Israel.

The Notice and the proxy materials are being made available to our stockholders on or about April 21, 2023.
Whether or not you expect to attend the meeting, we hope you will vote as soon as possible so that your shares may be represented at the meeting.



By Order of the Board of Directors

Rachel Prishkolnik
Vice President
General Counsel & Corporate Secretary
1 HaMada Street
Herziliya Pituach, Israel
April 21, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 1, 2023: This Notice of Annual Meeting, this Proxy Statement and our 2022 Annual Report are available on the Internet at www.proxyvote.com**.**

 

Proxy Executive Summary

This summary highlights information contained elsewhere in this proxy statement.
This summary does not contain all of the information that you should consider. You should read the entire proxy statement and SolarEdge's 2022 Annual Report on Form 10-K before voting.

Meeting Agenda and Voting Recommendations

Item	Proposal	Board Voting Recommendation	Page Reference
1	Election of each of the two director nominees named in the Proxy Statement as Class II directors: 1. Marcel Gani 2. Tal Payne	✓ For Each Nominee	page 12
2	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023	✓ For	page 35
3	Approval of, on an advisory and non-binding basis, the compensation of our named executive officers (the "Say-on-Pay vote").	✓ For	page 36
4	Vote, on an advisory and non-binding basis, on the preferred frequency of future stockholder advisory votes to approve the compensation of our named executive officers (the "Say-on- Frequency" vote).	✓ Every Year	page 37
5	Approval of an amendment to the Company's certificate of incorporation to declassify the Board and phase-in annual director elections.	✓ For	page 38
6	Approval of an amendment to the Company's certificate of incorporation to remove the supermajority voting requirements to amend certain provisions of the Company's certificate of incorporation and bylaws.	✓ For	page 40
7	Approval of an amendment to the Company's certificate of incorporation to add a federal forum selection provision for causes of action under the Securities Act of 1933.	✓ For	page 42

Our Company

SolarEdge is a global leader in smart energy technology. By leveraging world-class engineering capabilities and with a relentless focus on innovation, SolarEdge creates smart energy solutions that power our lives and drive future progress. SolarEdge developed an intelligent inverter solution that changed the way power is harvested and managed in photovoltaic (PV) systems. The SolarEdge DC optimized inverter seeks to maximize power generation while lowering the cost of energy produced by the PV system. Continuing to advance smart energy, SolarEdge addresses a broad range of energy market segments through its PV, storage, EV charging, batteries, electric vehicle powertrains, and grid services solutions.

 
solaredge

Financial Highlights and Link to Pay Decisions



GAAP Net Income

$93.8 million

Cash flow from operation of

$31.3 million

GAAP net diluted earnings per share of

$1.65

Record Non-GAAP* net income of

$351.2 million

Total Number of Employees

~4,926

Record GAAP revenue of

$3.1 billion

Record Non-GAAP* net diluted earnings per share of

$5.95

*Please see Appendix A to this proxy statement for a reconciliation of non-GAAP measures to the nearest GAAP measure.

In 2022, the Company achieved record revenues overall and from our solar segment, as well as record operating and net income on a GAAP basis, while continuing to invest in its short and long-term growth strategies. The Company experienced healthy demand for our solar products in 2022 which we attribute to the positive reception of our existing and new product portfolio in parallel to market growth in many regions in which we are present.

How Our Compensation Program Supports Our Business Strategy

Our executive compensation program is designed to align stockholders' interests with the Company's performance, retain and incentivize our senior executives, drive long-term business goals and encourage responsible risk-taking. These goals are achieved by linking individual pay with the Company's overall performance on financial and Company-wide goals as well as personal goals of our executive officers. All senior executives have a large portion of compensation that is variable and covers annual and multi-year performance periods. Long-term incentive awards are designed to align executives with the Company's long-term performance. In 2022, based on investor feedback the Company changed the mix of equity compensation granted to its executives in order to more closely tie executive compensation to performance. The Compensation Committee therefore determined to remove stock options from the Company's long- term incentive program. As such, in 2022, for all of the Company's Named Executive Officers (the "NEOs") the long-term award mix was comprised 50% of Performance Based Units (or "PSUs") and 50% of Restricted Stock Units (or "RSUs").







solaredge

Corporate Governance Highlights

Board and Committee Practices

This year the Board is seeking approval of (i) declassification of the Board and phasing in of annual director elections, starting with our next Annual Meeting of Stockholders, and (ii) removal of supermajority voting provisions in the Company's governing documents, effective at this Annual Meeting.

- 6/7 directors (85.7%) are independent
- 2/7 of our Board members are women
- Balanced Board composition of tenure, diversity and skill
- Annual Board and committee self-evaluations
- Limits on the number of boards on which our directors may serve, with no director permitted to serve on more than five public boards
- Independent Chairperson, separate from CEO
- Corporate Governance Committee oversight of sustainability and other governance matters
- Compensation Committee oversight of human capital management strategies and policies

Accountability and Other Governance Practices

- Clawback policy adopted in 2021 (which will be updated, as needed, before Nasdaq's new clawback rules are in effect)
- Prohibition on hedging and pledging transactions by all employees and directors
- Stock ownership and share retention policy for Board members and executive officers
- Annual stockholder advisory vote on executive compensation ("Say-on-Pay")
- Comprehensive Code of Conduct and other corporate policies broadly adopted throughout the Company
- Responsive, active and ongoing stockholder engagement
- Annual disclosure of EEO-1 data on our website and ESG reporting aligned with SASB and GRI frameworks

Stockholder Rights

- Comprehensive stockholder outreach program
- No stockholder rights plan
- No dual class share structure
- Each stockholder is entitled to one vote per share

Board oversight of incentive structure for executives

- Our Compensation Committee annually reviews and approves incentive structure, targets, and objectives in alignment with the Company's business strategy
- Financial and specific performance-based incentive targets are set by our Compensation Committee to reward financial and operational performance that advances the Company's short- and long-term strategic goals
- Integrated ESG-related performance goals into the overall 2022 Company performance goals that are relevant for our senior executives

 
solaredge

Table of Contents

SolarEdge Technologies, Inc.
Proxy Statement
For the Annual Meeting of Stockholders
To Be Held on June 1, 2023

Proposal No. 1- Election of Directors 12

Directors and Corporate Governance 20

The Board's Role in Risk Oversight 21

Board Committees 22

Director Compensation 25

Proposal No. 2- Ratification of Appointment of Independent Registered Public Accounting Firm for 2023 35

Audit and Related Fees 35

Proposal No. 3- Say-on-Pay Vote 36

Proposal No. 4- Say-on-Frequency Vote 37

Proposal No. 5- Amendment of the Company's Certificate of Incorporation to Declassify the Board and Phase-In Annual Director Elections 38

Proposal No. 6- Amendment of the Company's Certificate of Incorporation to Remove the Supermajority Voting Requirements to Amend Certain Provisions of the Company's Certificate of Incorporation and Bylaws 40

Proposal No. 7- Amendment of the Company's Certificate of Incorporation to Add a Federal Forum Selection Provision for Causes of Action Under the Securities Act Of 1933 42

Security Ownership of Certain Beneficial Owners and Management 44

Compensation Discussion and Analysis 48

Compensation Committee Report 60

Summary Compensation Table 61

Executive Compensation Table Narrative 63

Outstanding Equity Awards at December 31, 2022 64

Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control 65

Transactions with Related Persons 70

Report of the Audit Committee 71

The Meeting 72

Voting Rights, Quorum and Required Vote 72

Notice of Internet Availability of Proxy Materials 74

Voting Your Shares 74

Expenses of Solicitation 75

Revocability of Proxies 75

Delivery of Documents to Stockholders Sharing an Address 75

Stockholder Proposals 75

Where you can find more information 76

Index of Frequently Requested Information

Executive Summary 7

Board Diversity 18

Board Independence 20

Stockholder Engagement 27

Sustainability 29

Peer Group 52

Clawback Policy 55

Stock Ownership and Holding Guidelines 55

CEO Pay Ratio 67

Pay Versus Performance 68







Forward-Looking Statements and Website References

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our social, environmental and other sustainability plans and goals, made in this document are forward-looking. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2022 Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, and notwithstanding any historical practice of doing so, except as may be required by law. In addition, our environmental, social, and governance goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

 
solaredge

Proposal No. 1
Election Of Directors

The Company's Board of Directors is presently comprised of seven members, who are divided into three classes, designated as Class I, Class II and Class III. One class of directors is elected by the stockholders at each annual meeting to serve for a three-year term from the time of their election until the third annual meeting of stockholders following their election and until the successor is duly elected and qualified or, if earlier, until the director's death, resignation, retirement, disqualification or removal. Class I directors consist of Betsy Atkins and Dirk Hoke; Class II directors consist of Tal Payne and Marcel Gani; and Class III directors consist of Nadav Zafrir, Zvi Lando and Avery More.

The Class II directors standing for reelection at this Annual Meeting are Ms. Tal Payne and Mr. Marcel Gani. The Class III and Class I directors will stand for reelection or election, as applicable, at the 2024 and 2025 annual meetings of stockholders, respectively. At this Annual Meeting, we are seeking stockholder approval to declassify our board of directors and phase-in annual election of all of our directors, such that if Proposal No. 5 is approved by our stockholders, we will begin phasing in annual elections starting with the 2024 Annual Meeting of Stockholders, and all of our directors will be standing for annual elections starting with the 2026 Annual Meeting of Stockholders, as described under "Proposal No. 5" below.

Of the nominees for election to Class II, both Ms. Payne and Mr. Gani are currently directors of the Company with Ms. Payne serving as a member of the Audit Committee, and Mr. Gani serving as Chairperson of the Audit Committee. If elected at the Annual Meeting, each of the nominees for election to Class II would serve for a three-year term until the 2026 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. If any of the nominees is unable or unwilling to be a candidate for election by the time of the Annual Meeting (a contingency which the Board does not expect to occur), the stockholders may vote for a substitute nominee chosen by the present Board to fill the vacancy. In the alternative, the stockholders may vote for just the remaining nominees, leaving a vacancy that may be filled on a later date by the Board, or the Board may reduce the size of the Board of Directors.

For each of the director nominees and continuing directors the following pages contain certain biographical information including a description of their professional background, primary qualifications, attributes and skills, as well as the Board committees the directors serve on.

Vote Required

The director nominees will be elected if the number of votes cast at the Annual Meeting for the nominee's election exceeds the number of votes cast against the nominee's election. Abstentions and "broker non-votes" will have no effect on Proposal No. 1.

 

Nominees for reelection, as Class II Directors

Marcel Gani

Committees: Audit Committee Chairperson

Other Current Public Boards: None



Director Since: 2015
Age: 70

Mr. Gani has served as a member of our Board of Directors since 2015.
From 2005 to 2009, Mr. Gani lectured at Santa Clara University, where he taught classes on accounting and finance. In 1997, Mr. Gani joined Juniper Networks, Inc. where he served as chief financial officer and executive vice president from December 1997 to December 2004, and as chief of staff from January 2005 to March 2006. Prior to joining Juniper, Mr. Gani served as Chief Financial Officer at various companies, including NVIDIA Corporation, Grand Junction Networks, Primary Access Corporation and Next Computers. Mr. Gani served as corporate controller at Cypress Semiconductor from 1991 to 1992. Prior to joining Cypress Semiconductor, Mr. Gani worked at Intel Corporation from 1978 to 1991. Mr. Gani holds a B.A. in Applied Mathematics from Ecole Polytechnique Federal and an M.B.A. from University of Michigan, Ann Arbor. Mr. Gani brings valuable financial and business experience to our Board through his years of experience as a chief financial officer with public companies and past experience as a director of other public companies.

Tal Payne

Committees: Audit Committee Member

Other Current Public Boards: ironSource



Director Since: 2015
Age: 51

Ms. Payne has served as a member of our Board of Directors since 2015.
Tal Payne brings over 15 years of financial management experience, serving as Chief Financial Officer in Check Point Software Technologies Ltd. ("Check Point"), a leading provider of cyber security solutions to governments and corporate enterprises globally, since joining the company in 2008 and as Chief Financial and Operations Officer since 2015. Ms. Payne oversees Check Point's global operations and finance, including investor relations, legal, treasury, purchasing and facilities. Ms. Payne has taken a six-month sabbatical as of November 2022 and her position at Check Point is being filled by an interim CFO. Prior to joining Check Point, Ms. Payne served as Chief Financial Officer at Gilat Satellite Networks Ltd., where she held the role of Vice President of Finance for over five years. Ms. Payne began her career as a CPA in public accounting at Pricewaterhouse Coopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel Aviv University. Ms. Payne is a certified public accountant. Ms. Payne brings valuable financial and business experience to our Board through her years of experience as a chief financial officer with publicly traded companies. Ms. Payne currently also serves on the board of IronSource.

> **The Board of Directors recommends a vote FOR the election of each of the two Class II director nominees.**

 

Continuing Directors

Nadav Zafrir

Committees: Compensation Committee Member
Nominating and Corporate Governance Committee Member
Technology Committee Member

Other Current Public Boards: None



Director Since: 2019
Age: 52

Mr. Zafrir joined our Board of Directors in 2019 and serves as the Chairperson.
Bringing thirty years of experience in management, leadership, and technology innovation, Mr. Zafrir has been the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fin-tech, enterprise software, and infrastructure since 2014. Prior to founding Team8, he served as Commander of Unit 8200, Israel's elite military technology unit, where he established the Israel Defense Forces Cyber Command. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg - Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University. Mr. Zafrir's technological expertise and former work experience with some of our senior management provides our board and the management team with helpful and valuable contribution insights into the business and technology development discussions which further strengthens our executive management.

Avery More

Committees: Compensation Committee Chairperson
Technology Committee Chairperson
Audit Committee Member

Other Current Public Boards: None



Director Since: 2006
Age: 68

Mr. More has served as a member of our Board of Directors since 2006.
Mr. More was the sole seed investor in the Company through his fund, ORR Partners., and participated in all successive rounds. Mr. More continues to invest in technology companies, with ORR Partners and More Family Investments entities. Previously, Mr. More was the president and chief executive officer of CompuCom Systems Inc. from 1989 to 1993. Mr. More currently serves on the board of directors of several private companies, BuzzStream, AppDome, and HolistiCyber Ltd. Mr. More's historical knowledge of our company and his experience as a director of other technology companies provides a valuable perspective to our Board.

solar**edge**

Betsy Atkins



Director Since: 2021
Age: 69

Committees: Nominating and Corporate Governance Committee Chairperson
Technology Committee Member
Compensation Committee Member

Other Current Public Boards: Wynn Resorts Ltd. SL Green Realty Corp., and Enovix Corp.

Mrs. Atkins has served as the CEO of Baja Corporation, an independent venture capital firm focused on technology, renewable energy and life sciences, since 1994. She has previously served as CEO and Chairperson of SaaS company Clear Standards, Inc., an energy management and sustainability software company, a position she held between February and August 2009. She also served as CEO of Key Supercomputer, focused on seismic analytics, applying AI machine learning technology to pinpoint reserves using predictive and prescriptive analytics, between 2008 and 2010 and as CEO of NCI, Inc., a food manufacturer creating Nutraceutical and Functional Food products. In addition, Ms. Atkins is a highly acclaimed public company Board Director and author. Ms. Atkins has served on some of the world's most visible global public company boards. For 20 years, she has worked behind the scenes at companies like Schneider, Lucent, Vonage, SunPower Corp, Paychex and Nasdaq Inc. Ms. Atkins started her business career as an entrepreneur co-founding several successful high tech, energy and consumer companies including Ascend Communications. Ms. Atkins is an effective operational leader, having served as CEO three times and she has a strong global and operational perspective encompassing the full range of experience from growth to restructuring and is a recognized ESG and Governance thought leader. Her corporate board experience covers industries including Technology, Energy Management, Solar, Industrial Automation, Manufacturing, Automotive, and Logistics. Ms. Atkins brings the knowledge of leveraging next gen digital technologies, is an innovative entrepreneur for tech enablement for the future of work for manufacturing 4.0 initiatives (i.e., applying industrial Internet of Things, or IIoT, for preventative maintenance in the Industrial, Automotive, and Aerospace sectors). Ms. Atkins has a global, broad perspective on energy from her role as Lead Director at SunPower Corporation, the renewable solar company, and Schneider Electric, SA, the energy efficiency infrastructure monitoring and industrial automation process control company, where she served from 2005 to 2012 and 2011 to 2019, respectively. She also served on the boards of Covetrus, Inc. and its predecessor, Vets First Choice, a pharmaceutical company, from February 2016 until September 2019, Cognizant Technology Solutions Corporation, an information technology services company, from April 2017 to October 2018 and HD Supply, Inc., an industrial distributor, from September 2013 to April 2018. Her areas of experience include Artificial Intelligence, Seismic Analytics, Internet of Things (IoT), using technology to digitize processes driving accuracy and productivity, Cyber Security, Mobile and SaaS. Ms. Atkins currently serves on the public boards of Wynn Resorts, Limited, SL Green Realty Corp and Enovix Corporation. Ms. Atkins holds a degree in liberal arts from the University of Massachusetts, Magna Cum Laude.

Dirk Carsten Hoke



Director Since: 2022
Age: 54

Committees: Nominating and Corporate Governance Committee Member

Other Current Public Boards: Spire Global, Inc.

Mr. Hoke has a career that spans almost 30 years and five continents in various industries. Since 2022 Mr. Hoke has served as the Chief Executive Officer of Volocopter, a pioneer of the Urban Air Mobility (UAM), launching first commercial operation in 2024. Prior to this role, Mr. Hoke served from 2016 until 2021 as the Chief Executive Officer of Airbus Defence and Space, a provider of defense, space, and security systems and also served as a member of Airbus' Global Executive Committee. Prior to that, he held various executive positions at Siemens, including General Manager for the Transrapid Propulsion and Power Supply Subdivision, President of Siemens Transportation Systems China, Chief Executive Officer of Siemens Africa, Chief Executive Officer Industrial Solutions, Chief Executive Officer Customer Services and Chief Executive Officer Large Drives.

Mr. Hoke resides in Germany and serves on the Board of Advisors of Voyager Space and on the Board of Directors of Spire Global.

He holds a degree in Mechanical Engineering from the Technical University of Brunswick, Germany and is an Alumni of the Young Global Leader Program of the World Economic Forum.

Mr. Hoke brings valuable business experience to our Board through his years of experience as a chief executive officer with technology companies and experience as a director of other public companies.

 

Zvi Lando



Director Since: 2020
Age: 58

Mr. Lando joined SolarEdge in 2009 as our Vice President, Global Sales.
We announced the appointment of Mr. Lando as our Acting Chief Executive Officer in August 2019 and as a director of our Board of Directors and permanent CEO on February 9, 2020. Mr. Lando had previously spent 16 years at Applied Materials, a materials engineering company focused on the semiconductor, flat panel display and solar photovoltaic industries based in Santa Clara, California, where he held several positions, including process engineer for metal deposition and chemical vapor deposition systems, business manager for the Process Diagnostic and Control Group.His last position at Applied Materials was Vice President and General Manager of Baccini Cell Systems Division of the Solar Business Group, which he held from January 2008 to March 2009. Mr. Lando holds a B.S. in Chemical Engineering from the Technion, Israel's Institute of Technology in Haifa, and is the author of several publications in the field of chemical disposition. Mr. Lando's historical knowledge of our company and his experience at other technology companies provides a valuable perspective to our Board.

  

Director Skills Experience and Background

The Nominating and Corporate Governance Committee and the Board have identified particular qualifications, attributes, skills and experiences that are important to be represented on the Board as a whole, in light of the Company's current needs and business priorities:

 **Leadership and Executive Experience in Public Companies -** We believe that directors who have significant practical experience, demonstrated business acumen and leadership, and high levels of accomplishment will possess the ability to exercise sound business judgment and to provide insight and practical wisdom to help us analyze, shape, and oversee the execution of important operational and policy issues while understanding the legal and regulatory demands required from a public company.

 **Extensive Knowledge of the Company's Business -** We design and manufacture both hardware and software technological solutions for the smart energy market while constantly developing and growing our business. Our director's commitment to understanding the Company and its business, industry, and strategic objectives is significant for their contribution to our strategic planning and business discussions.

 **High Level of Financial Expertise -** Accurate financial reporting, robust auditing and familiarity with new accounting principles and practices are important for us as a publicly traded company. We, therefore, seek to have a number of directors who qualify as Audit Committee financial experts. We further expect all of our directors to be financially knowledgeable in order to understand and advise on our financial reporting, internal control, and investment activities.

 **Broad International Exposure -** We currently have a presence in 36 countries around the world. Our products have been installed in 133 countries around the world. Due to the global nature of our business, we deem it critical for our directors to be able to provide valuable business and cultural perspective on our international operations.

 **Innovation and Technology -** Our products reflect a focus on innovation, and we are continuously searching to improve and enhance the capabilities of our technology departments. It is important for us to have directors who share the desire for technological innovation, who have themselves led technology companies and who want to be a part of leading the path for continuous innovation in the area of smart energy. In light of the importance of protection of infrastructure from security threats including cyber, we look to our board members for their experience in this area.

 **Independence -** For non-employee directors, it is important that our directors are independent under Nasdaq listing standards and other applicable rules and regulations.

 **Corporate Governance and ESG -** Our core business is inherently focused on products that are aimed to help mitigate climate change by making solar power more efficient and enhance our positive impact on the environment and society. We believe that experience in ESG matters by our directors is helpful to address the ESG needs of the Company and our customers as well as ESG matters as they concern and are aligned with the interests of our stockholders.

solar edge

The table below summarizes the specific skills and attributes most valued by the Nominating and Corporate Governance Committee and the Board in connection with annual assessment and/or appointment decision-making for each director or nominee listed below. Therefore, the absence of a particular skill for a director does not necessarily mean the director does not possess that attribute.

Skills and Expertise*

	Leadership and Executive Experience	Knowledge of the Company's Business	Financial Expertise	Broad International Exposure	Innovation and Technology	Independence	Corporate Governance & ESG Experience	Tenure
Nadav Zafrir	●	●		●	●	●		4 years
Zivi Lando	●	●		●	●			4 years
Marcel Gani	●	●	●	●		●		8 years
Avery More	●	●		●	●	●	●	15 years*
Tal Payne	●	●	●	●		●		8 years
Betsy Atkins	●	●		●	●	●	●	2 years
Dirk Hoke	●	●		●	●	●		1 year
Board Composition (%)	100	100	28	100	86	86	28	Average Tenure: 5.9

*SolarEdge has been public since 2015. The Board weighed the potential impact of tenure on the independence of our longest-serving director, Mr. More and determined that Mr. More's independence from management has not been diminished by his years of service.

Board Diversity Matrix (as of April 21, 2023)

Total number of Directors	7			
Gender Identity	Female	Male	Non-Binary	Did Not Disclose
Directors	2	4	0	1
Demographic Background				
African American or Black				
Alaskan Native or Native American				
Asian		1		
Native Hawaiian or Pacific Islander				
Hispanic or Latinx				
White	2	4		
Two or more Races or Ethnicities		1		
LGBTQ+				
Did not disclose demographic background				1
Directors who identify as non-American:	3			
Directors who identify as Middle Eastern:	5			

  

solaredge

Board Diversity and Refreshment

The Board conducts regular renewal and refreshment assessment. As part of such assessment, our corporate governance guidelines include a formal policy whereby the Nominating & Governance Committee continuously and actively seeks candidates who are of diverse geographic, age, race, gender, ethnic and professional backgrounds with an emphasis on women, and who can contribute to our board in a meaningful way. The Nominating & Governance Committee regularly reviews the composition of our Board and assesses the skills and characteristics of our directors with a view towards enhancing the composition of our Board to support the Company's evolving strategy.

The Board evaluates its diversity of occupational and personal backgrounds and viewpoints as part of its annual re-nomination process. Each of our director nominees has achieved a high level of success in his or her career, including extensive experience in technology companies and venture capital firms, as well as historical knowledge of the Company for those who have served several years on our Board. Based on their experiences, each has been directly involved in the challenges related to setting the strategic direction and managing the financial performance, personnel, and processes of large, complex organizations. Each has had exposure to effective leaders and has developed the ability to judge leadership qualities. The Nominating and Corporate Governance Committee consults with other members of the Board and management in identifying and evaluating candidates for directorship.

Additionally, the Board believes that diversity with respect to tenure is important in order to provide the Company with balanced views and insights from Board members who have a deep acquaintance with the Company's history as well as a fresh perspective from new Board members.


28% woman
Gender Diversity
85% Independent (6 independent directors)
Strong Independent Leadership
2 directors < 8 years
1 director > 10 years
2 directors < 5 years
2 directors < 2 years
Balanced Tenure

Directors and Corporate Governance

Board Independence

Under the listing requirements and Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors. Our Principles of Corporate Governance (the "Principles") provide that an "independent" director is a director who meets the Nasdaq definition of independence. The principles also provide that, under applicable Nasdaq rules, the members of each of the Audit and Compensation Committees are subject to additional heightened independence criteria applicable to directors serving on these committees. Our Board of Directors undertakes a review of its composition, the composition of its committees and the independence of each director (both generally, and, where applicable, under heightened independence criteria applicable to certain committees) on an annual basis. Based upon information requested from, and provided by, each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined, based on the recommendation of our Nominating and Corporate Governance Committee, that each of Messrs. Gani, More, Hoke and Zafrir and Mses. Atkins and Payne are "independent" under Nasdaq rules. In addition, our Board of Directors has determined that Messrs. Cheifetz and Inbar, who served as directors until April 2022, were independent during the time they served as directors.

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure. Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving director, Mr. More. Mr. More provides valuable perspectives and expertise on matters of significance to the Company and is a respected leader in the Board room. The Board concluded that Mr. More is a valued director who fulfils his responsibilities with independent-minded oversight. Mr. More appropriately challenges management, and is reasoned, balanced, and thoughtful in Board deliberations and in communications with management. The Board determined that Mr. More's independence from management has not been diminished by his years of service.

As described in our Corporate Governance Guidelines, the independent directors meet in executive sessions without management present at every regular Board meeting to promote open discussion among independent directors.

Leadership Structure and succession planning

In 2019, we separated the roles of Board Chairperson and CEO. In August 2019, Mr. Zafrir became the Chairperson of our Board of Directors. On February 19, 2020, Mr. Lando assumed the role as the Company's CEO on a permanent basis and was appointed to serve as a member of the Board of Directors. Mr. Lando was identified by the Company as the best candidate to lead the continued growth and innovative spirit of our Company, along with the support and guidance of Mr. Zafrir as independent Chairperson and all of the other independent Board members.

> The Board believes that its current leadership structure serves well the objectives of the Board's independent oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the stockholders, and the Company's overall corporate governance.

> The Board also believes that the current separation of the Chairperson and CEO roles allows the CEO to focus his time and energy on operating and managing the Company and enables him to leverage the experience and perspectives of the Chairperson of the Board and the other experienced Board members. The Board and the Nominating and Corporate Governance Committee periodically review the leadership structure and refreshment of the board so as to ensure continued contribution by the board to management and to new and creative thought processes.

Principles of Corporate Governance

The Company is committed to robust corporate governance, ethical conduct, sustainability and accountability of our senior executives and board members. Our Principles of Corporate Governance are available under "Corporate Governance" on our website.

Board Meetings

During 2022, the Board of Directors held six meetings. Each director attended 100% of the meetings of the Board of Directors held during the period such director served and each of our directors attended at least 75% of the aggregate of the total number of the meetings held by any of the committees of the Board of Directors on which such director served during such period.

 
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The Board's Role in Risk Oversight

The Board of Directors oversees the Company's risk management process both directly and through its committees, the Audit Committee and the Technology Committee. The Board oversees a Company-wide approach to risk management, designed to enhance stockholder value, support the achievement of strategic objectives and improve long-term organizational performance. The Board continuously reviews the Company's progress against its annual strategic plans and determines the appropriate level of risk for the Company generally, assesses the specific risks faced by the Company and reviews the steps taken by management to manage those risks. The Board's involvement in setting the Company's business strategy facilitates these assessments and reviews, culminating in the development of a strategy that reflects both the Board's and management's consensus as to appropriate levels of risk and the appropriate measures to manage those risks. Pursuant to this structure, risk is assessed throughout the enterprise, focusing on risks arising out of various aspects of the Company's strategy and the implementation of that strategy, including financial, legal/ compliance, operational/strategic, health and safety, cyber security, ESG matters, human capital management and compensation risks. The Board also considers risk when evaluating proposed transactions and other matters presented to the Board, including material acquisitions and financial matters. Other risks assessed by the Board of Directors or one of its designated committees arise out of the audit performed by the Company's internal audit team. The Company's internal auditor performs a risk assessment and based on these results, established a strategy for audits. The results of these audits are reported to the Audit Committee and often times, when business risks are identified, the Board of Directors or a designated committee continues to receive follow up on the matters at hand.

ESG Strategy and Oversight
As part of the Board's risk oversight, the Board receives quarterly reports on key ESG matters and progress of the Company's attainment of its ESG goals. The Board has delegated the overall oversight for the Company's sustainability performance, disclosure, strategies, goals and objectives as well as monitoring evolving sustainability risks and opportunities to the Company's Nominating and Corporate Governance Committee. The Board has delegated the overall oversight for the Company's human capital management, including with respect to matters such as diversity and inclusion to the Compensation Committee.

In 2021, the Board formally expanded the charter of the Nominating and Corporate Governance Committee to reflect its responsibility over the Company's sustainability matters, and the Compensation Committee's charter was expanded to include its responsibility over human capital management.

Oversight of Cybersecurity and Data Privacy Risks
Cyber security risk is an area of increasing focus for our Board, particularly as more and more of our operations rely on digital technologies. To mitigate this risk, the Company appointed a Chief Information Security Officer (CISO), who previously served as the CISO of the Israel National Cyber Directorate. The Company introduces new technology and processes on an ongoing basis with the intention of reducing cyber security risks and aligning with the National Institute of Standards and Technology Cyber-security Framework for risk management. In addition, our Chairperson of the Board is a leading global expert on cyber security (see his full bio on page17) and is involved in overseeing the Company's cyber risk mitigation activities. The Company has not experienced any material information security breaches in the past three years and minor issues have been reported to our Audit Committee. Our management team provides regular updates to each of the Audit Committee and the full Board regarding our cyber security activities and other developments impacting our digital security.

Additionally, extensive efforts have been undertaken by the Company to advance cybersecurity of our products, solutions, platforms, and data. The Company employs a Responsible Disclosure Policy, which includes a Bug Bounty Program designed to help identify and fix any potential flaws in the company's services or products. The Bug Bounty Program encourages cyber experts to communicate to SolarEdge any cyber security vulnerabilities they have uncovered and provide the Company with the opportunity to address such vulnerabilities before going public, in accordance with the terms of the program.

Risk Oversight
While the Board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, the Audit Committee reviews and discusses the Company's practices with respect to risk assessment and risk management. The Audit Committee also focuses on the adequacy and effectiveness of the Company's internal controls. In 2019, the Company appointed a Senior Director of Risk Management and Internal Audit and in 2021 further expanded its internal audit team in order to support audit continuity by a function that is deeply acquainted with the Company. The Audit Committee receives regular reports from the Company's Senior Director of Risk Management and Internal Audit on the Company's internal system of audit and financial controls, enterprise risk information, and the periodic report of internal audit activities. The annual internal audit work plan is created based on a comprehensive risk assessment survey and is approved by the Audit Committee. In addition, the Audit Committee oversees the Company's compliance program with respect to legal and regulatory requirements, including the Company's codes of conduct and policies and procedures for monitoring compliance. The Compensation Committee oversees the assessment of the risks related to the Company's compensation policies and programs applicable to its officers and other employees. Management regularly reports on applicable risks to the relevant committee or the Board, as appropriate, including reports on significant Company projects, with additional review or reporting on risks being conducted as needed or as requested by the Board and its committees.

Board Committees

Audit Committee

Our Board of Directors has established an Audit Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Audit Committee's responsibilities include, but are not limited to:

- Defining and emphasizing Management's and the board's commitment to an environment that supports integrity in the financial reporting process;

- Appointing, compensating, retaining, evaluating, terminating and overseeing our outside auditor;

- At least annually, oversees processes for monitoring the outside auditor's independence;

- Overseeing implementation of new accounting standards by having the outside auditor report on a quarterly basis on accounting standards that could impact the Company's business;

- Reviewing with our outside auditor the matters required to be reviewed by applicable auditing requirements;

- Communicating with the outside auditor on matters related to the conduct of the audit and on critical audit matters expected to be described in the outside auditor's report;

- Approving in advance all audit and permissible non-audit services to be performed by our outside auditor;

- Meeting to review and discuss with management and the outside auditor the annual audited and quarterly financial statements of the company and the outside auditor's reports related to the financial statements;

- Receiving reports from the outside auditor and management regarding, and reviewing and discussing the adequacy and effectiveness of, the company's disclosure controls and procedures;

- Establishing and overseeing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters;

- Overseeing and participating in the resolution of internal control issues, where identified, by meeting with the Company's internal auditor on a quarterly basis and receiving reports of all internal audits preformed and implementation of recommendations by the internal auditor;

- Assessing the Company's risk management survey and the underlying internal audit plan;

- Establishing and periodically reviewing policies and procedures for the review, approval, and ratification of related person transactions;

- Overseeing the preparation of the report of the audit committee that SEC rules require to be included in our annual proxy statement; and

- Reviewing and understanding non-GAAP measures, and related company policies and disclosure controls.

Our Audit Committee, which met six times in the year ended December 31, 2022, consists of Marcel Gani, Tal Payne, and Avery More (who joined on April 12, 2022), with Marcel Gani serving as chairperson. Doron Inbar served on the Audit Committee until April 19, 2022. Our Audit Committee has set meetings six times a year- four meetings are dedicated to the review of our financial results / statements, and another two at minimum are dedicated to review of internal audits performed and follow up on risks assessed including a discussion of how they are being managed. Other matters are added to the agenda or additional meetings are scheduled on an as needed basis.

The composition of our Audit Committee complies with the applicable requirements of the SEC and the listing requirements of Nasdaq. All of our Audit Committee members meet the additional, heightened independence criteria applicable to directors serving on the Audit Committee under the Nasdaq rules and SEC rules. Our Board of Directors has determined that Marcel Gani and Tal Payne each qualify as an "Audit Committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

solar**edge**

Compensation Committee

Our Board of Directors has established a Compensation Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Compensation Committee's responsibilities include, but are not limited to:

- Overseeing our overall compensation philosophy, policies, and programs;

- Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the chief executive officer's performance in light of those goals and objectives, approving grants of equity awards to the chief executive officer and recommending to the independent directors the chief executive officer's compensation level based on this evaluation;

- Overseeing the evaluation of other executive officers and approving equity awards to these officers, and setting their compensation based upon the recommendation of the chief executive officer;

- Reviewing and approving the design of other benefit plans pertaining to executive officers;

- Reviewing and approving employment agreements and other similar arrangements between us and our executive officers; Overseeing preparation of the report of the compensation committee to the extent required by SEC rules to be included in our annual meeting proxy statement; and

- Overseeing the company's strategies and policies related to human capital management, including with respect to matters such as diversity and inclusion.

Our Compensation Committee may delegate its duties and responsibilities to one or more subcommittees, consisting of not less than two members of the Compensation Committee, as it determines appropriate. Our Compensation Committee, which met three times during the year ended December 31, 2022, consists of Avery More, Nadav Zafrir, and Betsy Atkins, with Avery More serving as chairperson. Doron Inbar served on the Compensation Committee until April 19, 2022. The composition of our Compensation Committee meets the requirements for independence under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

During 2022, our Compensation Committee consisted of Avery More, Doron Inbar (until April 19, 2022), Betsy Atkins (as of April 19, 2022) and Nadav Zafrir. None of the members of our Compensation Committee is, or was during the year ended December 31, 2022, an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee
Our Board of Directors has established a Nominating and Corporate Governance Committee, which operates under a written charter that is available on that is available on the investor relations page of the SolarEdge website. The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Developing and recommending to the board criteria for identifying and evaluating director candidates and periodically reviewing these criteria;

- Identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

- Assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the board;

- Developing and recommending to our board of directors a set of corporate governance guidelines and principles; Establishing procedures for the consideration of board candidates recommended by the company's stockholders;

- Recommending to the board candidates to be elected by the board to fill vacancies and newly created directorships and candidates for election or reelection at each annual stockholders' meeting;

- Periodically reviewing the board's leadership structure, size, composition, and functioning; Overseeing succession planning for positions held by executive offices;

- Overseeing the evaluation of the board and its committees;

- Annually reviewing the compensation of directors for service on the board and its committees and recommend changes in compensation to the board, as appropriate; and

- Overseeing and making recommendations to the board regarding sustainability matters.

Our Nominating and Corporate Governance Committee, which met four times during the year ended December 31, 2022, consists of Betsy Atkins, Nadav Zafrir, and Dirk Hoke (who joined on April 19, 2022), with Betsy Atkins serving as chairperson. Jonathan Cheifetz served on the Nominating and Corporate Governance Committee until April 19, 2022. The composition of our nominating and corporate governance committee meets the requirements for independence under the applicable rules of the Nasdaq Global Select Market.

Technology Committee

In the second half of 2021 our Board of Directors established a Technology Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Technology Committee's main responsibilities include, but are not limited to:

- Overseeing the Company's technology related strategies, processes, and programs;

- Reviewing periodically plans, strategy and implementation of new technology, product, manufacturing plans and quality and reliability plans;

- Reviewing benefits, risks and potential risk mitigation measures associated with proposed technology advancement programs;

- Reviewing the status of ongoing and proposed technology development with an emphasis on results measured against goals set from time to time; and

- Reviewing actions and risks associated with any current shortfalls in product performance, quality, or reliability and manufacturing methods including any product security;

Our Technology Committee, which met twice during the year ended December 31, 2022, consists of Betsy Atkins, Nadav Zafrir and Avery More, with Mr. More serving as chairperson.

Policy Regarding Stockholder Recommendations

The Company identifies new director candidates through a variety of sources. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders in the same manner it considers other candidates, as described above. Stockholders seeking to recommend candidates for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing describing the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as director. Please submit this information to the Corporate Secretary at 1 Hamada Street, Herziliya Pituach, Israel, 4673335.

Stockholders may also propose director nominees by adhering to the advance notice procedure described under "Stockholder Proposals" elsewhere in this Proxy Statement.

 
solaredge

Director Compensation

Each of our non-employee directors is eligible to receive compensation for their service on our Board of Directors consisting of annual cash retainers and equity awards. For 2022, our Compensation Committee received a report from its independent compensation consultant, FW Cook, which included recommendations for slight modifications to the compensation of our directors in order to better align with the director compensation of our Peer Group. The Compensation Committee considered the independent consultant's recommendations and revised the non-employee directors' compensation program as follows for 2022: for each Board member, the annual equity award was increased by $15,000 from $170,000 to $185,000 and the supplemental Board Chair cash retainer was increased by $10,000 from $75,000 to $85,000. In addition, the Compensation Committee and Nominating and Corporate Governance Committee member retainers increased by $2,500 (to $10,000 and $7,500 respectively). The table below reflects the cash compensation of our directors in effect in 2022, which was paid in quarterly or semi-annual installments. Directors serving as chairs of committees do not receive additional compensation for serving as general members of the committees they chair.

Position	Annual Retainer Effective January 1, 2022 ($)
Chairperson of the Board*	85,000
Board Member	70,000
Audit Committee Chair	32,500
Compensation Committee Chair	22,500
Nominating and Corporate Governance Committee Chair	15,000
Technology Committee Chair	15,000
Audit Committee Non-Chair Member	12,500
Compensation Committee Non-Chair Member	10,000
Nominating and Corporate Governance Committee Non-Chair Member	7,500
Technology Committee Non-Chair Member	7,500

The equity award program for our non-employee directors in 2022 consisted of:
(i) an initial equity award in the form of restricted stock units, granted upon the individual's initial appointment to our Board of Directors, as applicable, with a grant date value of $150,000, and (ii) an annual equity award in the form of restricted stock units with a grant date value of $185,000, subject to proration for directors whose commencement of Board service is not on the date of the annual stockholder meeting. The initial restricted stock unit awards vest in equal annual installments over three years and the annual RSUs vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the Company's next regular Annual General Meeting of Stockholders, subject to continued board service through the applicable vesting date.
Our directors are reimbursed for travel, food, lodging, and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our by-laws. Our Board of Directors may revise the compensation arrangements for our directors from time to time.

*In 2023, the contributions of the Company's Chairperson of the Board will significantly increase. The Chairperson of the Board is expected to spend at least one full day a week in the Company's headquarters and spend approximately 30% of his time on the Company's strategic affairs, including mergers and acquisitions, investments and new technology evaluations. Due to the expansion of the roles and responsibilities of the Company's Chairperson of the Board, the Nominating and Corporate Governance Committee approved the expansion of the role of the Chairperson of the Board and the Compensation Committee approved an increase of the Chairperson of the Board's compensation for 2023 as follows: (i) a cash retainer of an additional $245,000 (from $85,000 to $330,000) and (ii) an additional grant of $230,000 in equity compensation.

 
solaredge

The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on our board of directors and committees of our board of directors during the year ended December 31, 2022. Mr. Lando is not eligible to receive any additional compensation for serving on our board of directors. His compensation for serving as the Company's Chief Executive Officer is disclosed in the "Summary Compensation Table" below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(5)	Total ($)
Nadav Zafrir	180,000	185,000 (1)	365,000
Marcel Gani	102,500	185,000 (1)	287,500
Betsy Atkins	103,255	185,000 (1)	288,255
Avery More	116,257	185,000 (1)	301,257
Tal Payne	82,500	185,000 (1)	267,500
Dirk Hoke	54,293	365,787 (1)(2)	420,080
Yoni Cheifetz (3)(4)	-	-	-
Doron Inbar (3)	27,953	-	27,953

(1) Represents the grant date fair value of 671 restricted stock units granted to each director on June 20, 2022. All equity awards are calculated in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 22, 2023. All units will become fully vested on June 01, 2023.
(2) Includes Mr. Hoke's initial equity award of 492 additional restricted stock units ($150,000) which vest in equal annual installments over three years, and pro-rated annual equity award granted upon appointment to the Board on April 20, 2022, of 101 restricted stock units which vested on June 20, 2022.
(3) Messrs. Cheifetz and Inbar resigned from the Board of Directors effective April 19, 2022.
(4) Mr. Cheifetz waived his right to receive cash fees.
(5) As of December 31, 2022, each director held 671 unvested restricted stock units except for Mr. Hoke who held 1,163 unvested restricted stock units and Ms. Betsy Atkins who held 1,074 unvested restricted stock units. Messrs. Cheifetz and Inbar had no unvested restricted stock units.

 

Stockholder Engagement and Communication

Understanding the issues that are important to our stockholders is critical in ensuring that we address their interests in a meaningful and effective way. The Company's cross functional team that includes our CFO and additional members of our Investor Relations team, our VP Corporate Secretary and General Counsel, our ESG manager and members of the board engage with our stockholders year-round, on a regular basis to discuss a range of topics, including our performance, strategy, risk management, executive compensation, sustainability, diversity and corporate governance. We recognize the value of taking our stockholders' views into account. Dialogue and engagement with our stockholders help us understand how they view us and set goals and expectations for our performance.

These meetings provide an opportunity for us to maintain an active dialogue with our stockholders so that their perspectives can be thoughtfully considered.



Spring / Summer

▌ Analyze and consider voting results and investor feedback following our annual meeting.

▌ Identify governance trends and potential areas for improvement.

Fall / Winter

▌ Continued stockholders' engagement

▌ Enhance Proxy Statement and Annual Report disclosures based on feedback

Summer / Fall

▌ Conduct pro-active off-season outreach with stockholders

▌ Implement changes to align with investor feedback

Winter / Spring

▌ Engage with investors that expressed Proxy related concerns or questions

▌ Annual Meeting of Stockholders in June

During 2022 we engaged with stockholders representing over:

~41%	~46%	~64%
of our outstanding shares	of our outstanding shares excluding employees and Directors	of our institutional shareholdings as of the record date

Our CFO and other members of the Company's cross-functional team routinely report feedback received from stockholders to our executive management and Board.

We further communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, press releases, and our website. We hold conference calls for our quarterly earnings releases, which are open to all. These calls are available in real-time and as archived webcasts on our website. In March 2022, we held an Investor Analyst Day with presentations from our Chairperson of the Board, CEO, Chief Financial Officer and additional senior executives.
The Company encourages stockholders to participate in the Company's annual stockholder meeting, as it provides a valuable opportunity to discuss the Company, its corporate governance, and other important matters.

 
solaredge

2022 Engagement Topics

/ **Board Composition, tenure and diversity**

/ **Environmental, Social and Governance matters**

/ **Governance structure, including current stockholder rights and board leadership structure**

/ **Compensation Program and long-term incentive compensation mix linking pay and performance**

In response to Stockholder discussions in 2022 and upon the recommendation of our Nominating and Corporate Governance Committee, the Board deemed advisable and submitted for stockholder approval at this Annual Meeting amendments to our certificate of incorporation to declassify the Board and phase-in annual director elections and remove supermajority voting requirements included in our certificate of incorporation.

Communications with the Board

Any stockholder of the Company or any other interested party wishing to communicate with the Board, Chairperson of the Board or individual directors may write to the Board at Board of Directors, c/o Corporate Secretary, 1 HaMada Street, Herziliya 4673335, Israel, or by email at investors@solaredge.com. The Corporate Secretary will maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressees, unless there are safety or security concerns that mitigate against further transmission of the communication, as determined by the Corporate Secretary. The Board, the Chairperson of the Board or individual directors so addressed will be advised of any communication withheld for safety or security reasons as soon as practicable.

In addition, any person wishing to communicate with the Company's independent directors may do so by writing to them, c/o Corporate Secretary, 1 HaMada Street, Herziliya 4673335, Israel, or by email at investors@solaredge.com.

solar edge

Sustainability



SolarEdge is dedicated to helping build a sustainable future. We continue to create new smart and clean energy solutions, enhancing our contribution to the global low-carbon economy transition. In parallel, our sustainability strategy guides us to conduct our business responsibly, ethically, inclusively, and efficiently."

- Zvi Lando, CEO



solaredge

Our Sustainability Strategy



Powering Clean Energy

- Accelerate affordable clean energy
- Deliver smart energy solutions
- Product Innovation
- Deliver sustainable product





7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
15 LIFE ON LAND

Powering People

- Be a responsible employer
- Protect human rights
- Invest in communities





3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Powering Business

- Ethical and compliant conduct
- Climate resilience
- Resource efficiency
- Ethical sourcing



12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

During 2022, we continued making progress in our Environmental, Social and Governance (ESG) performance and disclosure. Our ESG practices are guided by our social purpose— "To power the future of energy so we can all enjoy better living and a cleaner, greener future"—and our social mission— "Shaping the future of sustainable energy production, energy storage and e-mobility through innovation." We have crafted a comprehensive sustainability strategy with 2025 targets in several areas. Our fourth annual Sustainability Report, published in 2022, meets the requirements of leading global sustainability disclosure standards, GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board), aligning our disclosure with leading corporations around the world and with the expectations of investors and other stakeholders. Our sustainability strategy includes the following pillars:

- **Powering Clean Energy:** Accelerating the uptake of clean energy, delivering new smart energy, innovative solutions and improving the lifecycle impacts of our products. As a business founded upon the acceleration of clean energy, we strive to reduce our climate impact by minimizing GHG (greenhouse gas) emissions and transitioning to renewable electricity usage in our facilities. We have completed a lifecycle analysis for three of our key products, examining the carbon footprint of all product life stages. Furthermore, we have set a target of reducing 30% of our Scope 1+2 GHG emissions per revenue, by 2025 (compared with the 2020 basis). We have set another target of achieving near-zero e-waste to landfill by 2025. In 2021, a total of 71% of all waste at our owned and operated sites was either recycled or recovered to energy.

- **Powering People:** Maintaining leading responsible employment practices, upholding human rights and investing in communities. In 2022, we continued to expand our workforce to support SolarEdge's business growth, and maintained responsible employment practices, including an enhanced focus on safety and on employee growth and development. We set quantitative targets and formulated multi-year programs to enhance gender equality within our workforce and to strengthen its inclusiveness (see further details in 'Human Capital' below). Also in 2022, we enhanced our community engagement program. Our updated program focuses on the advancement of renewable energy for environmental community value; encouraging STEM education and youth innovation; and strengthening diverse populations.

- **Powering Business:** Maintaining and reinforcing ethical conduct throughout our value chain, advancing climate resilience, improving the efficiency of our resource consumption and ethical sourcing of raw materials and components.

We believe that our sustainability strategy aligns directly with 10 United Nations Sustainable Development Goals (SDGs), and our products and activities are most critical to achievement of SDG #7, Affordable Clean Energy.







Below are some examples of our efforts and practices in several ESG fields:

Climate change and greenhouse gas (GHG) emissions

SolarEdge is a market leader in smart and renewable energy solutions. Our products contribute to the global climate change mitigation efforts. Our solutions allow for millions of tonnes in carbon emission reductions, helping governments and organizations reduce their climate impact.



-31M Tonne CO2e[1]

31 million tonnes CO2e of GHG emissions avoided each year through use of our systems

We have set a 30% carbon intensity reduction target for our operations for 2025 (with the base year being 2020), in our Scope 1 and 2 greenhouse gas (GHG) emissions per revenue. In 2021, we reduced our Scope 1 & 2 CO2e emissions per million-dollar revenues by 8% versus 2020, achieving more than a quarter of our target. We are currently analyzing the 2022 emissions inventory and examining our updated progress.

We have also begun installation of our own products in our different facilities, which will help us achieve this target. Thus far, we have installed SolarEdge photovoltaic or PV systems in three company sites (Sella 1 and Modiin in Israel and Milpitas in the U.S), partially replacing fossil-fuel sourced external electricity. During 2023, we are planning to install new SolarEdge PV systems on the roofs of our Sella 2 manufacturing plant in Korea, and in our e-mobility production site in Umbertide, Italy.

During 2022, our Sella 1 manufacturing site in Israel transitioned to purchasing all of its external electricity needs from a recently opened private power plant. This private power plant produces its electricity using a highly efficient process that employs natural gas exclusively for combustion. It has a significantly improved carbon intensity compared with the general grid electricity in Israel, which still includes partial combustion of coal.

Also in 2022, we implemented an innovative electricity savings method in the new Sella 2 site. The production process of lithium-ion batteries involves using significant amounts of electricity in the charge/discharge cycles of battery formation. The technical limitations of traditional battery production process often cause this electricity to be discharged without reusage. In contrast, the new method planned for Sella 2 production, is designed to use an innovative electricity reservoir in said process, allowing for an estimated 50% of the discharging electricity to be reused. We are currently examining additional opportunities for integrating renewable energy in our operations.

[1]Assuming all SE systems shipped by end of 2022 are installed and producing for a full year. See our annual sustainability report for further details on our method for calculating the global GHG savings achieved through use of our products.

solaredge

Carbon Footprint Analysis

In late 2021, we completed our first comprehensive carbon footprint analysis for leading models of our inverters and optimizers. The analysis was led and certified by the globally known LCA experts, 'Carbon Trust'. The analysis allows us to understand the main emission sources throughout our products lifecycle, helping us better understand our emission reduction opportunities (including Scope 3 emissions, which we have now begun to analyze).



Responsible Procurement

We are proactive in increasing ethical conduct, responsible practices, and human right protection within our extensive global supply chain.

In 2021, we published our supplier code of conduct (SCoC), including detailed requirements on ethics, safety, environment, human rights, fair employment, and others. We have been engaging key suppliers- and requesting that they acknowledge their compliance with the SCoC terms. In 2022, this process has been expanded to our storage division suppliers, and over 280 active key suppliers (from our Solar and Storage divisions) have committed to the SCoC terms to date. In 2021, we also conducted on-site audits of our contract manufacturers' sites and one major raw material supplier in connection with their compliance with the SCoC requirements. We aim to expand these efforts in 2022.

>280 Key Suppliers

already committed to the terms of our Supplier Code of Conduct

The safety of our people

We believe that all accidents and injuries at work are preventable, and aim to create a zero-injury culture across our offices and operations. We comply with applicable occupational health and safety regulations and are certified to Occupational Health and Safety Quality Management Standard ISO 45001:2018. Safety performance is reported monthly to the company CEO and executive management, including specific safety incidents analysis, findings, and corrective actions.

Our safety practices include Nominated Safety Officers at each of our production and R&D sites; mandatory annual safety training for all employees; job-specific training (for example, for those working in high-voltage labs) that is mandatory for all employees in relevant roles; comprehensive safety, fire, and emergency drill programs to provide employees information on emergency procedures; root-cause assessments of incidents; and additional measures.

Recently, and to further enhance our safety management practices, we expanded our in-house Environment, health and safety (EHS) team and appointed an EHS Director. The enhanced team includes experienced safety officers with specific expertise related to the Company's technologies and activities.

Code of Conduct and Ethical Business Conduct

We have adopted a code of business conduct and ethics that applies to all of our officers and employees, including our Chief Executive Officer and Chief Financial Officer and those officers and employees responsible for financial reporting. We have also adopted a code of business conduct and ethics that applies to our directors. Our codes of business conduct and ethics are posted on the investor relations section of our website.

Recent additions to the codes of business conduct and ethics include expanded details on whistleblower mechanisms; a commitment on human rights protection; and further guidance on political involvement (see details below).

In addition, we have published in 2021 a complimentary anti-corruption approach document, which provides expanded details on relayed issues. These include the definition of reasonable and unreasonable gift exchange; avoidance of conflicts regarding financial interests; guidelines for participation in external events; and additional instructions and guidelines related to anti-corruption.

The Company has also recently revised its insider trading policy, among other things to prohibit all employees and non-employee directors from engaging in any speculative transactions, hedging and pledging transactions and trading on margin. We intend to disclose future amendments to our codes of business conduct and ethics, and any waivers of their provisions that we grant to our executive officers and directors, on our website within four business days following the date of the amendment or waiver that require disclosure under the applicable rules.

Political Involvement

We respect the diversity and different views and beliefs of our employees and encourage them to be active in the civic life of their communities. In parallel, the Company prohibits any political involvement on its behalf by any of its employees. We do not and will not support any political entity. We prohibit any monetary (or equivalent) donation on our behalf to any political entity.

In addition, we take measures to assure that all Company activities through trade unions and/or industry associations are in accordance with the Company's public policies and positions on all issues, including (but not limited to) ESG-related issues.

 

Diversity and Gender Equality

The Company values diversity on a company-wide basis and seeks to achieve a diversity of occupational and personal backgrounds and viewpoints in its executive management team in addition to the Board of Directors. The Company aspires to increase the presence of women and ethnically diverse persons in executive and management positions in connection with our sustainability strategy regarding the promotion of gender parity and equal pay. In addition, the Board of Directors has adopted Company goals that will encourage the growth of our women employee population worldwide and, in particular, in the research and development department and in management roles. These goals have also been added to certain executive's MBOs for 2022.

We are committed to building a diverse workforce as well as a supportive, inclusive culture of open dialogue and collaboration in which everyone can thrive. Focusing initially on Israel (where over 50% of the SolarEdge workforce is located), in 2021 and 2022 we formed partnerships with local diversity-promoting organizations. These partnerships have enabled us to increase recruitment rates and successfully on-board of new employees from underemployed minority groups, such as Arab-Israelis and Jewish Ultra- Orthodox. We have also undertaken efforts to identify positions relevant for individuals with disabilities.

A key focus of our diversity practices is the enhancement of gender equality in our global workforce, despite the inherent challenges of gender inequality within the tech sector. To this end, the Company has increased the total number of its women employees by 75% during the past three fiscal years. In addition, we have set quantitative targets for increasing the rate of women employees in executive and management positions as part of our 2025 target to promote gender parity and equal pay.

We are actively seeking ways to achieve these targets through designated women talent development programs and partnerships with NGOs and academia to better focus our recruitment efforts on appropriate women candidates for technical roles. Over 40 female participants have successfully completed these programs in 2022. The Company is additionally conducting on-going internal anti-bias training and is annually conducting a gender pay-gap analysis (in line with regulatory requirements in Israel).

We make publicly available our annual EEO-1 summary, which we collect as required by the U.S. Equal Opportunity Commission. This information, which reflects a summary of the voluntary self-identification by our U.S. employees in 2019, 2020 and 2021, can be found on our website.

Human Capital Development

We believe that our employees are our most important asset and that our success depends on our ability to attract and retain outstanding employees at all levels of our business. As a rapidly growing business, we rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and expansion. We aim to be inclusive in our hiring practices focusing on the best talent for the role, welcoming all genders, nationalities, ethnicities, abilities and other dimensions of diversity.

We aim to provide our employees with advanced professional and development skills so that they can perform effectively in their roles and build their capabilities and career prospects for the future. We maintain a leadership program for managers and team leaders and deliver advanced professional training for sales, research and development and other functional teams as part of our extensive training program each year. Furthermore, we partner with local educational resources to offer formal learning programs on a variety of subjects for the personal development and advancement of our workforce.

We also have a comprehensive talent management review process to develop future leaders and provide effective succession planning. The Company conducts annual performance and talent management reviews to determine career growth opportunities and facilitate organizational succession planning.

We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.

Community Engagement

We believe that healthy and vibrant communities are the foundation of sustainable societies and sustainable businesses. Since 2017, the Company has earmarked 0.1% of our consolidated net profit from the prior fiscal year for donations. In 2022, the Company hired a full time CSR (Corporate Social Responsibility) lead, in order to promote and harmonize our community engagement initiatives.

 
solaredge

In addition in 2020, in honor and memory of Mr. Guy Sella, SolarEdge's former Chief Executive Officer, Chairperson and Co-Founder, we announced a commitment of $1,000,000 to be invested in a joint SolarEdge-Technion educational and technological project. The Technion - Israel Institute of Technology, Israel's leading technical research university, is committed to matching these funds which will be contributed over ten years following said commitment. The Guy Sella Memorial Project combines teaching, research, and outreach activities that extend to high school, undergraduate, and graduate students, including teaching labs which will be established and named after Guy Sella, annual graduate student research fellowships, biennial national energy student hackathons, and visits to the energy center and labs for high school students.

In 2022, the Company donated $354,000 to nonprofit organizations addressing different causes to support communities in need. This included a $100,000 donation to Technion as part of our commitment detailed above. Over half of our donations were dedicated to improving the quality of education in the technology and energy fields. In addition to the financial donations, we have facilitated ways for our employees to engage in different volunteering activities organized by the Company throughout the year. A prominent example of these volunteering activities is our flagship educational program, 'EdgeUcate', launched in Israel in 2022. The EdgeUcate program aims to raise awareness and educate children from a young age on sustainability practices and solar energy. Age-appropriate learning kits were developed in collaboration with education consultants and content writers for use in the classroom by our employees. Educational kits were designed for students from kindergarten through 12th grade, based on materials from our Edge Academy. The program's current goal is to reach 10,000 pupils by the end of 2023. The program has also been conducted before audiences made up of diverse populations including women's shelters and participants of various outreach initiatives, also in Israel's periphery. We aim to expand the program to additional global SolarEdge locations in 2023.

 
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Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm for 2023

The Audit Committee of the Board of Directors has selected Ernst & Young LLP (EY) to be the Company's independent registered public accounting firm for the year ending December 31, 2023 and recommends that the stockholders vote for ratification of such appointment. EY has been engaged as our independent registered public accounting firm since 2007. As a matter of good corporate governance, the Audit Committee has requested that the Board of Directors submit the appointment of EY as the Company's independent registered public accounting firm for 2023 to the stockholders for ratification. In the event our stockholders do not approve this ratification proposal, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may select another independent registered public accounting firm if it determines that doing so would be in the best interests of the Company. A representative of EY is expected to be present at the Annual Meeting. The representative of EY will have the opportunity to make a statement at the Annual Meeting if he or she desires to do so, and will be available to respond to appropriate questions.

Audit and Related Fees

The following table sets forth the aggregate fees for professional services rendered by EY for the audit of our financial statements for the year ended December 31, 2021, and the year ended December 31, 2022, and the aggregate fees for other services rendered by EY during those periods:

	2021($)	2022 ($)
Audit fees (1)	1,304,000	1,982,000
Audit related fees	-	-
Tax fees (2)	382,000	182,000
Total audit and related fees	**1,686,000**	**2,164,000**

(1) "Audit fees" are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting for the year ended December 31, 2021 and for the year ended December 31, 2022), reviews of our quarterly financial results submitted on Form 10-Q, Korean and Italian statutory audit services and consultations on various accounting issues.

(2) "Tax fees" are fees for professional services rendered for tax compliance, tax advice, tax planning, and review of our Israeli tax returns.

Our Board of Directors adopted a written policy for the pre-approval of certain audit and non-audit services that EY provides. The policy balances the need to protect the independence of EY, while recognizing that in certain situations EY may possess both the technical expertise and knowledge of the Company to best advise the Company on issues and matters in addition to accounting and auditing. In general, the Company's independent registered public accounting firm cannot be engaged to provide any audit or non-audit services unless the engagement is pre-approved by the Audit Committee. Certain services may also be pre-approved by the Chairperson of the Audit Committee under the policy. All of the fees identified in the table above were approved in accordance with our pre-approval policy.

Vote Required

The approval of the Ratification of Appointment of Independent Registered Public Accounting Firm for 2023 requires the affirmative vote of the holders of a majority of the voting power of the stock, present or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 2. While there should be no "broker non-votes" in respect of this Proposal, any such broker non-votes will have no effect on this Proposal No. 2.

> **The Board of Directors recommends a vote FOR the ratification of the appointment of EY for 2023.**

 
solaredge

Proposal No. 3
Say–On-Pay

In accordance with Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote, on an advisory (non-binding) basis, to approve the compensation of our named executive officers as disclosed in this Proxy Statement (referred to as a "Say-on-Pay" vote). As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee's goals in setting executive compensation are to motivate our executives to maximize stockholder value, provide compensation that varies based on performance, and attract and retain managerial talent, without promoting unreasonable risk-taking. To achieve these goals, our executive compensation structure emphasizes performance-based compensation, including annual incentive compensation and stock-based awards.

We urge stockholders to read the "Compensation Discussion and Analysis" below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative following the Compensation Discussion and Analysis, which provide detailed information on the compensation of our named executive officers. The Board of Directors and the Compensation Committee believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement reflects and supports these compensation policies and procedures.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, stockholders will be asked at the Annual Meeting to approve the following advisory resolution:

RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers described in the Compensation Discussion and Analysis and disclosed in the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

This advisory Say-on-Pay vote is non-binding; however, our Board of Directors and Compensation Committee will review and consider the voting results carefully when making future decisions regarding our executive compensation programs.

After careful consideration, the Board of Directors has adopted a policy of providing for annual "Say-on-Pay" advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding "Say-on-Pay" votes, the next "Say-on-Pay" advisory vote will be included in our 2024 proxy statement.

> **The Board of Directors recommends a vote FOR the approval of our executive compensation on an advisory basis.**

 
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Proposal No. 4
Say-On-Frequency

PROPOSAL 4: Vote, on an advisory and non-binding basis, on the preferred frequency of future stockholder advisory votes to approve the compensation of our named executive officers (commonly referred to as a "Say-on-Frequency" vote).

In accordance with Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to indicate, through an advisory vote, their preference regarding how frequently we should solicit a non-binding advisory vote on the compensation of our named executive officers. Accordingly, we are asking stockholders to indicate whether they would prefer an advisory vote every year, every two years, or every three years.

The Board believes that an annual advisory vote on the compensation of our named executive officers will provide the highest level of accountability to our stockholders. It will also allow stockholders to provide real-time feedback regarding the compensation programs that our named executive officers participate in and the compensation philosophy that drives the design and implementation of those programs.

The stockholders are being asked to vote among the following frequency options:

- every year.
- every 2 years.
- every 3 years; and
- abstain from voting.

The required vote to approve Proposal 4 is the affirmative vote of shares representing a majority of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter. Because this proposal has three possible substantive responses (every year, every 2 years, and every 3 years), if none of the frequency alternatives receives the vote of shares representing a majority of votes present in person or represented by proxy at the meeting and entitled to vote on the matter, then we will consider stockholders to have approved the frequency that receives a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter.

The Board and the Compensation Committee value the opinions of the stockholders in this matter and will consider the outcome of the vote when determining the frequency of future advisory votes to approve named executive officer compensation. However, because this vote is advisory and therefore not binding on the Board or us, the Board may decide that it is in the best interests of the stockholders that we hold an advisory vote on named executive officer compensation more or less frequently than the option preferred by the stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF "EVERY YEAR" ON PROPOSAL 4.

 
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Proposal No. 5
Amendment of the Company's Certificate of Incorporation to Declassify the Board and Phase-In Annual Director Elections

The Board has unanimously approved and declared advisable, and resolved to recommend to the Company's stockholders that they approve and adopt amendments to Section 5.2 of Article V of the Company's amended and restated Certificate of Incorporation (which we refer to as the "Certificate of Incorporation") to phase out the classification of the Board over a three-year period starting with the next Annual Meeting of Stockholders, such that directors are elected on annual basis starting with the 2026 Annual Meeting of Stockholders, and to make certain non-substantive changes related thereto (the "Declassification Amendment"). As such, declassifying the Board will allow the Company's stockholders to vote on the election of the entire Board each year starting with the 2026 Annual Meeting of Stockholders, rather than on a three-year staggered basis as with the current classified board structure. The following description is a summary only and is qualified in its entirety by reference to Appendix B-1 to this Proxy Statement, which incorporates the amendments to declassify the Board and marks those changes specifically (additions to the Certificate of Incorporation are indicated by double underlining and deletions to the Certificate of Incorporation are indicated by strikeouts).

Background of the Declassification Amendment

Under Section 5.2 of Article V of the Certificate of Incorporation, the Board is currently divided into three classes as nearly equal in number as is reasonably possible. Each year the stockholders of the Company are asked to elect the directors comprising one of the classes for a three-year term. The term of the current Class III directors is set to expire at the 2024 Annual Meeting. The term of the current Class I directors is set to expire at the 2025 Annual Meeting and the term of the current Class II directors is set to expire at the 2026 Annual Meeting (assuming the Class II nominees are elected at this Annual Meeting of Stockholders).

Rationale for the Proposal

Our Board of Directors regularly reviews the implementation of appropriate corporate governance measures. As we have transitioned from a newly public company to a more established, now S&P 500 company, our Board of Directors has conducted a review of corporate governance matters, including our classified board structure. In connection with this review, our Board of Directors considered the advantages of maintaining the classified board structure as well as the advantages of declassifying the Board. The advantages of the classified board structure include that a classified board may promote board continuity, encourage a long-term perspective by management and the Board of Directors, and provide protection against certain abusive takeover tactics, including by making it more difficult for one or more stockholders holding a large number of shares to replace the entire Board of Directors at once. Our Board of Directors understands that many investors believe that annually elected boards increase accountability of directors to a company's stockholders. The Board of Directors also recognizes that stockholders of public companies generally support shifting from classified boards to the annual election of directors. Our Board of Directors believes this amendment better aligns our governance with governance practices supported by the investor community. A declassified board will enable the Company's stockholders to express a view on each director's performance by means of an annual vote and will support the Company's ongoing efforts to maintain "best practices" in corporate governance. Because our Board of Directors is classified, currently directors can be removed only for cause, whereas, under Delaware law, directors elected to a Board that is not classified can be removed with or without cause.

Our Board of Directors evaluated the Declassification Amendment in light of the considerations described above. Based on these considerations, our Board of Directors adopted resolutions setting forth the Declassification Amendment, declared the Declassification Amendment advisable and in the best interests of the Company and our stockholders, approved and adopted the Declassification Amendment, and unanimously resolved to submit the Declassification Amendment to our stockholders for approval and recommended that our stockholders adopt the Declassification Amendment.

 
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Effect of the Proposal

If the Declassification Amendment is approved by the Company's stockholders and implemented by the Company, it would provide for the annual election of all directors beginning at the 2026 Annual Meeting of Stockholders, and the declassification of our Board of Directors would be phased in over a period of three years, as follows: (i) the current Class III directors will be elected at the 2024 Annual Meeting of Stockholders to serve for a term of one year expiring at the next succeeding Annual Meeting of Stockholders, (ii) the current Class I and Class III directors will be elected at the 2025 Annual Meeting of Stockholders to serve for a term of one year expiring at the next succeeding Annual Meeting of Stockholders, and (iii) the current Class I, Class II and Class III directors will be elected at the 2026 Annual Meeting of Stockholders to serve for a term of one year expiring at the next succeeding Annual Meeting of Stockholders. The Declassification Amendment would not shorten the existing terms of our directors. Accordingly, a director who has been elected to a three-year term (including directors elected at the 2023 Annual Meeting of Stockholders) may complete that term. Beginning with the 2026 Annual Meeting of Stockholders, the declassification of our Board of Directors would be complete, and all directors would be subject to annual election for one-year terms.

Consistent with Delaware law, the Declassification Amendment also provides that any director may be removed by the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote thereon (i) until the election of directors at the 2026 Annual Meeting of Stockholders, only for cause and (ii) from and after the election of directors at the 2026 Annual Meeting of Stockholders, with or without cause. The Declassification Amendment also provides that while the declassification of our Board of Directors is being phased in (i.e., until the 2026 Annual Meeting of Stockholders), the number of directors in each class shall be apportioned in the manner determined by the Board of Directors and that any director elected to a newly created seat on the Board of Directors or to a vacancy on the Board of Directors will serve for the same term as the remainder of the class to which the director is elected. The Declassification Amendment also includes an immaterial change to Section 5.2(d), which clarifies when a Preferred Stock Director (as defined in the Certificate of Incorporation) shall cease to be qualified as, and shall cease to be, a director.

If our stockholders approve the Declassification Amendment, it will become effective upon the filing of a Certificate of Amendment to our Certificate of Incorporation setting forth the Declassification Amendment with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Declassification Amendment. In addition, we intend to file a Restated Certificate of Incorporation to integrate the Declassification Amendment (if approved), the Elimination of Supermajority Voting Requirements Amendment described below (if approved) and the Federal Forum Selection for the Securities Act Claims Amendment discussed below (if approved) into a single document. The Board reserves the right to elect to abandon the Declassification Amendment, if it determines, in its sole discretion, that the Declassification Amendment is no longer in the best interests of the Company and its stockholders. If the Board were to exercise such discretion, we will publicly disclose that fact, and the Company's Board of Directors will remain classified.

If our stockholders do not approve the Declassification Amendment, our Board of Directors will remain classified, and a Certificate of Amendment setting forth the Declassification Amendment will not be filed with the Delaware Secretary of State.

<u>Vote Required</u>
The approval of the Declassification Amendment requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote on the matter. Abstentions and broker non-votes will have the same effect as votes against the Declassification Amendment.

> **The Board of Directors recommends a vote FOR the approval and adoption of the Declassification Amendment.**

 
solaredge

Proposal No. 6
Amendment of the Company's Certificate of Incorporation to Remove the Supermajority Voting Requirements

The Board has unanimously approved and declared advisable, and resolved to recommend to the Company's stockholders that they approve an amendment to Sections 9.1 and 9.2 of Article IX of the Certificate of Incorporation to remove the supermajority voting requirements contained in those sections requiring the holders of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, certain provisions of the Certificate of Incorporation and for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, certain provisions of the Company's Bylaws, respectively (the "Elimination of Supermajority Voting Requirements Amendment"). The following description is a summary only and is qualified in its entirety by reference to Appendix B-2 to this Proxy Statement, which incorporates the amendments to remove the supermajority voting requirement and marks those changes specifically (additions to the Certificate of Incorporation are indicated by double underlining and deletions to the Certificate of Incorporation are indicated by strikeouts).

Background of the Proposed Amendments
Our Certificate of Incorporation currently requires the approval of the holders of at least 66 ⅔% of the voting power of the Company's stock then outstanding for certain fundamental changes to the Company's corporate governance. Specifically, under Article 9.1 of the Certificate of Incorporation, an amendment to the following provisions of the Certificate of Incorporation requires the approval of holders of at least 66 ⅔% of the voting power of the Company's stock outstanding and entitled to vote thereon, voting together as a single class:

- Article IV—addressing the authorized shares of stock of the Company.
- Article V—addressing the Board, including the number, election, terms, vacancies and removal of directors.
- Article VI—addressing stockholders' ability to act by consent.
- Article VII—addressing who can call special meetings of stockholders; and
- Article IX— addressing amendments to the Certificate of Incorporation, and the Bylaws and requiring supermajority votes for the stockholders to amend certain provisions of the Certificate of Incorporation, and for the stockholders to amend certain provisions of the Bylaws by the Company's stockholders.

In addition, under Section 9.2 of the Certificate of Incorporation, an amendment to the following provisions of the Company's Bylaws by the stockholders requires the approval of holders of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class:

- Section 2.2—addressing special meetings of stockholders, including who can call special meetings of stockholders.
- Section 2.10—addressing advance notice provisions.
- Section 2.11—addressing stockholders' ability to act by consent.
- Article III—addressing the Board including powers, number, elections, terms, vacancies and removal of directors as well as provisions related to quorum, voting, action by consent, the Chairperson of the Board, meetings, remote participation in meetings, rules and regulations, director compensation and emergency bylaws.
- Article VI— addressing indemnification and advancement of expenses.
- Section 7.6—addressing setting record dates; and
- Article X—addressing amendments of the Bylaws (now Article IX).

Rationale for the Proposal

As mentioned above, our Board of Directors regularly reviews the implementation of appropriate corporate governance measures. In response to stockholder feedback, and as we have transitioned from a newly public company to a more established, now S&P 500 company, the Board has conducted a review of corporate governance matters, including the Company's voting requirements for amending its governing documents. In connection with this review the Board considered that if the Elimination of Supermajority Voting Requirements Amendment is approved, there is the potential that a relatively small number of stockholders holding a large number of shares could enact significant corporate changes that benefit only a narrow group of stockholders.

  

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The Board also considered that eliminating these supermajority voting requirements better aligns our governance with governance practices supported by the investor community, who generally view a majority vote as sufficient for stockholder approval of amendments to governing documents. In addition, the Board noted that many other public companies have transitioned away from including these kinds of supermajority voting provisions in their governing documents.

Our Board evaluated the Elimination of Supermajority Voting Requirements Amendment in light of the considerations described above. Based on these considerations, the Board adopted resolutions setting forth the Elimination of Supermajority Voting Requirements Amendment, declared the Elimination of Supermajority Voting Requirements Amendment advisable and in the best interests of the Company and our stockholders, approved and adopted the Elimination Supermajority Voting Requirements Amendment, unanimously resolved to submit the Elimination of Supermajority Voting Requirements Amendment to our stockholders for approval and recommended that our stockholders adopt the Elimination Supermajority Voting Requirements Amendment.

Effect of the Proposal

If the Elimination of Supermajority Voting Requirements Amendment is approved by the Company's stockholders and implemented by the Company, (i) any amendment to the Certificate of Incorporation will be approved in accordance with the requirements of the laws of the State of Delaware, which, in most cases, will require the affirmative vote of a majority of the then-outstanding shares of stock of the Company entitled to vote on the amendment and (ii) the affirmative vote of a majority of the then-outstanding shares of stock of the Company entitled to vote will be required for our stockholders to amend or repeal, in whole or in part, our Bylaws. If our stockholders approve the Elimination of Supermajority Voting Requirements Amendment, it will become effective upon the filing of a Certificate of Amendment to our Certificate of Incorporation setting forth the Elimination of Supermajority Voting Requirements Amendment with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Elimination of Supermajority Voting Requirements Amendment. In addition, we intend to file a Restated Certificate of Incorporation to integrate the Elimination of Supermajority Voting Requirements Amendment (if approved), the Declassification Amendment discussed above (if approved) and the Federal Forum Selection for the Securities Act Claims Amendment discussed below (if approved) into a single document. The Board reserves the right to elect to abandon the Elimination of Supermajority Voting Requirements Amendment, if it determines, in its sole discretion, that the Elimination of Supermajority Voting Requirements Amendment is no longer in the best interests of the Company and its stockholders. If the Board were to exercise such discretion, we will publicly disclose that fact, and the Company's current voting standards relating to these proposed amendments will remain in place.

If our stockholders do not approve the Elimination of Supermajority Voting Requirements Amendment, the Company's current voting standards relating to these proposed amendments will remain in place, and a Certificate of Amendment setting forth the Elimination of Supermajority Voting Requirements Amendment will not be filed with the Delaware Secretary of State.

<u>Vote Required</u>
The approval of the Elimination of Supermajority Voting Requirements Amendment requires the affirmative vote of the holders of at least 66 ⅔% of the voting power of the stock outstanding and entitled to vote on the matter.

Abstentions and broker non-votes will have the same effect as votes against the Elimination of Supermajority Voting Requirements Amendment.

The Board of Directors recommends a vote FOR the approval and adoption of the Elimination of Supermajority Voting Requirements Amendment.

 
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Proposal No. 7
Amendment of the Company's Certificate of Incorporation to Add a Federal Forum Selection Provision for the Securities Act Claims

The Board has unanimously approved and declared advisable, and resolved to recommend to the Company's stockholders that they approve an amendment to the Certificate of Incorporation to add a new provision that, unless the Company selects or consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any complainant asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.(the "Federal Forum Selection for the Securities Act Claims Amendment"). The following description is a summary only and is qualified in its entirety by reference to Appendix B-3 to this Proxy Statement, which incorporates the amendments to add the Federal Forum Selection for the Securities Act Claims Amendment and marks those changes specifically (additions to the Certificate of Incorporation are indicated by double underlining and deletions to the Certificate of Incorporation are indicated by strikeouts).

Rationale for the Proposal

The Board believes that the Company and its stockholders will benefit from having any causes of action arising under the Securities Act of 1933 being litigated in the federal district courts of the United States. The Federal Forum Selection for the Securities Act Claims Amendment is intended to provide a streamlined, efficient and organized process for resolution of such disputes. The Federal Forum Selection for the Securities Act Claims Amendment is intended to prevent plaintiff forum shopping and the related practice of filing parallel lawsuits in multiple jurisdictions.
In determining whether to adopt the Federal Forum Selection for the Securities Act Claims Amendment, the Board considered a number of factors, including the following:

- potentially avoiding litigating actions on the same topic in multiple jurisdictions, with the associated duplication of litigation expenses, and the potential for inconsistent outcomes.
- limiting forum shopping by plaintiffs' lawyers and potentially discouraging illegitimate claims.
- retaining the Company's ability to consent to an alternative forum, if desired.
- avoiding having to address where an action may be brought, and instead focusing on underlying substantive rights or remedies.
- the increasing trend toward adopting forum selection clauses in response to multi-forum litigation; and
- the benefit of having the Board deliberate on whether to adopt such a provision on a "clear day" rather than in response to actual or threatened litigation.

Our Board evaluated the Federal Forum Selection for the Securities Act Claims Amendment in light of the considerations described above. Based on these considerations, the Board adopted resolutions setting forth the Federal Forum Selection for the Securities Act Claims Amendment, declared the Federal Forum Selection for the Securities Act Claims Amendment advisable and in the best interests of the Company and our stockholders, approved and adopted the Federal Forum Selection for the Securities Act Claims Amendment, unanimously resolved to submit the Federal Forum Selection for the Securities Act Claims Amendment to our stockholders for approval and recommended that our stockholders adopt the Federal Forum Selection for the Securities Act Claims Amendment.

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Effect of the Proposal

The approval and implementation of the Federal Forum Selection for the Securities Act Claims Amendment will result, to the fullest extent permitted by law, in the federal district courts of the United States of America being the exclusive forum for the resolution of any complainant asserting a cause of action arising under the Securities Act of 1933, unless the Company selects or consents in writing to the selection of an alternative forum. The Board reserves the right to elect to abandon the Federal Forum Selection for the Securities Act Claims Amendment, if it determines, in its sole discretion, that the Federal Forum Selection for the Securities Act Claims Amendment is no longer in the best interests of the Company and its stockholders. If the Board were to exercise such discretion, we will publicly disclose that fact, and the Company's current forum selection provisions will remain in place unchanged.

If our stockholders approve the Federal Forum Selection for the Securities Act Claims Amendment, it will become effective upon the filing of a Certificate of Amendment to our Certificate of Incorporation setting forth the Federal Forum Selection for the Securities Act Claims with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Federal Forum Selection for the Securities Act Claims Amendment. In addition, we intend to file a Restated Certificate of Incorporation to integrate the Federal Forum Selection for the Securities Act Claims Amendment (if approved), the Declassification Amendment discussed above (if approved) and the Elimination of Supermajority Voting Provisions Amendment discussed above (if approved) into a single document.

If our stockholders do not approve the Federal Forum Selection for the Securities Act Claims Amendment, no changes will be made to the Certificate of Incorporation with respect to the selection of a federal forum for Securities Act Claims (however, the Company's current forum selection provision that provides that the Delaware Court of Chancery will be the exclusive forum for certain intracorporate disputes will remain in place unchanged), and a Certificate of Amendment setting forth the Federal Forum Selection for the Securities Act Claims Amendment will not be filed with the Delaware Secretary of State.

<u>Vote Required</u>
The approval of the Federal Forum Selection for the Securities Act Claims Amendment requires the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote on the matter. Abstentions and broker non-votes will have the same effect as votes against the Federal Forum Selection for the Securities Act Claims Amendment.

> **The Board of Directors recommends a vote FOR the approval and adoption of the Federal Forum Selection for the Securities Act Claims Amendment.**

 
solar edge

Security Ownership of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 3, 2023 (unless indicated otherwise below), for:

- Each person known to us to beneficially own 5% or more of the outstanding shares of our common stock; Each member of our board of directors and director nominees;
- Each of our named executive officers; and
- The members of our board of directors and our executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership in the following table is based on 56,343,163 shares of common stock outstanding as of April 3, 2023, unless otherwise indicated in the footnotes below. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of April 3, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SolarEdge Technologies, Inc., 1 HaMada Street, Herziliya Pituach 4673335, Israel.

	Shares Beneficially Owned	
Name of Beneficial Owner 5% Stockholders:	Shares	%
BlackRock, Inc. (1)	5,203,122	9.23%
Directors, Director Nominees and Named Executive Officers:		
Zvi Lando (2)	82,827	*
Ronen Faier (3)	110,546	*
Yoav Galin (4)	209,024	*
Rachel Prishkolnik (5)	8,853	*
Uri Bechor (6)	17,781	*
Nadav Zafrir (7)	5,696	*
Marcel Gani (8)	23,388	*
Avery More (9)	55,156	*
Tal Payne (10)	2,566	*
Betsy Atkins (11)	1,757	*
Dirk Hoke (12)	936	*
All directors and executive officers as a group (14 individuals) (13)	656,407	1.17%

*Represents beneficial ownership of less than 1%.

(1) Based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc., on January 27, 2023. The Schedule 13G/A contains information as of December 31, 2022. BlackRock, Inc. reports having sole dispositive power over 5,203, 122 shares and sole voting power over 4,943,214 shares. The address of the reporting persons is 55 East 52nd Street, New York, NY 10055.

(2) Consists of 29,606 shares of common stock beneficially owned by Mr. Lando, 3,420 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 49,801 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

(3) Consists of 61,496 shares of common stock beneficially owned by Mr. Faier, 1,271 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 47,779 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

(4) Consists of 90,721 shares of common stock beneficially owned by Mr. Galin, 960 shares of common stock issuable upon

 

settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 117,343 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

(5) Consists of 4,728 shares of common stock beneficially owned by Ms. Prishkolnik, 960 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 3,165 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

(6) Consists of 11,889 shares of common stock beneficially owned by Mr. Bechor, 1,852 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 4,040 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

(7) Consists of 5,025 shares of common stock beneficially owned by Mr. Zafrir, and 671 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023.

(8) Consists of 15,607 shares of common stock beneficially owned by Mr. Gani, 671 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, 5,555 shares of common stock held directly by Marcel Gani 2002 Living Trust and 1,555 shares of common stock held directly by ALGA Partners LLC. Mr. Gani, in his capacity as trustee, has voting and investment power over the shares owned by the Marcel Gani 2002 Living Trust. Mr. Gani, in his capacity as manager, has voting and investment power over the shares owned by ALGA Partners LLC.

(9) Consists of 39,585 shares of common stock beneficially owned by Mr. More, 671 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, 9,000 shares of common stock held by More Family 2020 DT Investment LLC, 5,000 shares held by More CRUT (More Charitable Remainder Unitrust) and 900 shares held by Avery More's wife, Jerralyn Smith More, as to which Avery More disclaims any ownership interest.

(10) Consists of 1,895 shares of common stock beneficially owned by Ms. Payne, and 671 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023.

(11) Consists of 885 shares of common stock owned of record by Ms. Atkins, and 872 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023.

(12) Consists of 101 shares of common stock owned of record by Mr. Dirk, and 835 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023.

(13) Consists of 134,739 shares of common stock, 1,572 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 3, 2023, and 1,566 shares of common stock issuable upon exercise of options exercisable within 60 days of April 3, 2023.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2022, about shares of common stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	1,868,181	$ 9.19	12,334,677
Equity compensation plans not approved by security holders	—	—	—
Total	1,868,181	$ 9.19	12,334,677

(1) Includes in column (a) 1,814,288 shares of common stock issuable upon exercise of stock awards outstanding under the Company's 2015 Global Incentive Plan and 53,893 shares of common stock issuable upon exercise of options outstanding under the Company's 2007 Global Incentive Plan. Includes in column (c) 9,410,816 shares of common stock available for future issuance under the Company's 2015 Global Incentive Plan and 2,923,861 shares of common stock available for future issuance under the Company's Employee Stock Purchase Plan, including 123,603 shares subject to purchase during the purchase periods in effect as of December 31, 2022. The amounts in column (c) do not include 2,806,670 and 487,643 shares that were added to our 2015 Global Incentive Plan and our Employee Stock Purchase Plan, respectively, on January 1, 2023, pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year until January 1, 2025. Under the 2015 Global Incentive Plan, such increase is equal to 5% of our outstanding shares as of the preceding December 31 (or such lesser amount as approved by the Board) and under the Employee Stock Purchase Plan, such increase is equal to the lesser of 1% of our outstanding shares as of the preceding December 31 and 487,643 (or such lesser amount as approved by the Board). Upon consummation of our initial public offering, the Company's 2007 Global Incentive Plan was terminated, and no further awards can be granted under this plan.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan ("ESPP"), pursuant to which our eligible employees and eligible employees of our subsidiaries may elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the second quarter of calendar 2016, we started granting eligible employees the right to purchase our common stock under the ESPP. As of December 31, 2022, a total of 3,662,737 shares were reserved for issuance under the ESPP.

 
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Executive Officers

Biographical information for the executive officers of the Company is set forth below. Biographical information for Mr. Lando can be found under "Continuing Directors" on page 16

Ronen Faier



Age: 52
Other Current Public Boards: Monday.Com, Kaltura.

Mr. Faier joined SolarEdge in 2011 as our Chief Financial Officer. Prior to joining SolarEdge, Mr. Faier served from 2008 to 2010 as the chief financial officer of Modu Ltd, a privately owned Israeli company. Between 2004 and 2007, Mr. Faier held several senior finance positions, including chief financial officer at M-Systems prior to its acquisition by SanDisk Corporation in 2006. Previously, Mr. Faier served as corporate controller of VocalTec Communications Ltd. Mr. Faier holds a CPA (Israel) license, an MBA (with Honors) from Tel Aviv University and a B.A. in Accounting and Economics from the Hebrew University in Jerusalem. Mr. Faier currently serves on the board of directors of Monday.com Ltd and Kaltura Inc.

Uri Bechor



Age: 52

Mr. Bechor joined SolarEdge in 2019 as our Chief Operating Officer. Prior to joining SolarEdge, Mr. Bechor was at Flex Ltd., a multinational electronics contract manufacturer for 22 years where he served as Senior Vice President, Global Operations, Europe and the Americas and General Manager at Flex International Ltd. Mr. Bechor, in his previous position, oversaw more than forty manufacturing sites and was responsible for revenues of more than $10 billion.

Rachel Prishkolnik



Age: 55
Other Current Public Boards: Varonis Systems Inc.

Mrs. Prishkolnik joined SolarEdge in 2010 as our Vice President, General Counsel and Corporate Secretary. Prior to joining SolarEdge, Ms. Prishkolnik served as the vice president, general counsel & corporate secretary of Gilat Satellite Networks Ltd. At Gilat she held various positions beginning as legal counsel in 2001 and becoming corporate secretary in 2004 and vice president, general counsel in 2007. Prior to Gilat, she worked at the law firm of Jeffer, Mangels, Butler & Marmaro LLP in Los Angeles. Before that, Ms. Prishkolnik worked at Kleinhendler & Halevy (currently Gross GKH Law Offices) in Tel Aviv. Ms. Prishkolnik holds an LLB law degree from the Faculty of Law at the Tel Aviv University and a B.A. from Wesleyan University (College of Social Studies) in Connecticut. She is licensed to practice law and is a member of the Israeli Bar. Ms. Prishkolnik currently serves on the board of directors of Varonis Systems Inc.

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Yoav Galin

Age: 49



Mr. Galin co-founded SolarEdge in 2006 and has served since our founding as our Vice President, Research & Development where he is responsible for leading the execution of our technology strategy, building and managing the technology team and overseeing research and development of SolarEdge's innovative PV power harvesting products. Prior to joining SolarEdge, Mr. Galin served for 11 years at the Electronics Research Department ("ERD"), one of Israel's national labs, which is tasked with developing innovative and complex systems. During this period, Mr. Galin held various research and development and management positions, including his last position at the ERD where he led a project and its development team of over 30 hardware and software engineers. He was also responsible for overseeing the research and development of future technologies. Mr. Galin holds a B.S. in Electrical Engineering from Tel Aviv University.

Meir Adest

Age: 47



Mr. Adest co-founded SolarEdge in 2006 and currently serves as our Chief Product Officer. He has served since 2007 as our Vice President, Core Technologies where he is responsible for SolarEdge's certification and research of future technologies. He served as our Chief Information Officer from 2018 until 2021. Prior to co-founding SolarEdge, Mr. Adest spent seven years at the Electronics Research Department, where he held a number of positions and managed large-scale techno-operational projects. Mr. Adest holds a B.Sc in mathematics, physics, and computer science from the Hebrew University in Jerusalem.

Shuli Ishai

Age: 52



Mrs. Ishai joined SolarEdge in 2020 as our Chief Human Resources Officer. Ms. Ishai brings a wealth of experience to her role, previously serving as Executive Vice President of HR and MIS at Stratasys Ltd, a manufacturer of 3D printers and 3D production systems, from 2015 to 2019, Chief Resource Officer at Netafim a manufacturer of irrigation equipment, from 2011 to 2015, and Corporate Vice President of HR at Nice Ltd., a company specializing in customer experience software, from 1997 to 2011. In these positions, Ms. Ishai was responsible for company-wide growth and management of the HR department, including crafting and implementing polices to ensure diversity and well-being of the employees. Ms. Ishai holds a B.A. and an M.A. in Art History from Tel Aviv University and an M.A. in Organizational Behavior from Tel Aviv University.

Yogev Barak

Age: 57



Mr. Barak joined SolarEdge in 2020 as our Chief Marketing Officer. Mr. Barak brings to SolarEdge over twenty-five years of experience in international marketing, strategy, and product management, including executive management positions at HP Inc. an information technology company, where he served from 2007 to 2020 and Applied Materials, a global leader in materials engineering solutions for the semiconductor, flat panel display and solar photovoltaic industries, where he served from 1994 to 2007. In his most recent role, Mr. Barak served as the Head of Strategy, Marketing, Products and Business Management at HP Inc., Indigo Division from 2015 to 2020, where he was responsible for product development, go-to-market strategies and execution for the Indigo Division. Mr. Barak holds a B.Sc. in Electrical Engineering from Tel Aviv University.

solar**edge**

Executive Compensation

Compensation Discussion and Analysis

We invest our resources to grow our business both organically and non-organically in a manner that we believe will increase stockholder value. As our Company continues to grow significantly, our Compensation Committee oversees our compensation guidelines and practices in order to attract new talent, support and reward the achievement of our financial goals and promote the attainment of other key business objectives.



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Compensation Strategy

 The main objectives of our executive pay-for-performance compensation program are to:

> **/** **promote stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals;**
>
> **/** **provide competitive compensation that varies based on performance and drives employee performance and engagement;**
>
> **/** **attract and retain managerial talent, without promoting unreasonable risk-taking; and**
>
> **/** **promote ESG goals.**

These guiding principles apply to all of our executive pay practices discussed. Achievement of the minimum financial parameters set forth in our annual cash incentive compensation plan is required before any compensation is payable under the plan. Specifically, if the overall achievement of the financial measures in our bonus plan is less than 70% of target, then no bonuses may be paid to our NEOs.

Compensation Governance Highlights

In addition to aligning pay with performance of the Company, our executive compensation program is intended to be consistent with corporate governance best practices. This is demonstrated by the following elements in our executive officer compensation arrangements:

> **/** **robust clawback policy, covering both cash and equity compensation;**
>
> **/** **stock ownership guidelines for executive officers and directors;**
>
> **/** **robust selling restrictions which require certain minimum levels of stock ownership;**
>
> **/** **prohibition applicable to all directors and employees against engaging in any hedging or pledging transactions or comparable transactions;**
>
> **/** **use of objective performance criteria in our incentive plans;**
>
> **/** **advice from independent compensation consultants retained by the Compensation Committee;**
>
> **/** **no specific retirement benefit plans designed solely for senior executives or related entitlements such as executive benefits and perquisites, tax gross ups, etc.; and**
>
> **/** **recent introduction of Performance Stock Units (PSUs); for 2022, and continuing into 2023, the vesting of PSUs is based solely on the Company's total stockholder return (TSR) ranking in comparison to the companies that comprise the S&P 500 Index.**

Compensation awarded to our NEOs for 2022 was in line with our pay-for-performance objectives. Approximately 87% of the CEO's target total direct compensation (consisting of base salary, target annual incentive opportunity and target long-term equity incentive opportunity), and 80% of target total direct compensation, on average, for each of our other NEOs was "at-risk", meaning that it was contingent upon the achievement of certain financial results as detailed herein or subject to time-based vesting and stock performance during the vesting period, with PSUs tied to total stockholder return representing 50% of our long-term incentive ("LTI") and time-based RSUs representing the remaining 50% of our LTI.

 
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Company Named Executive Officers

Our NEOs for the year ended December 31, 2022, are:

- **Zvi Lando, our Chief Executive Officer and board member;**
- **Ronen Faier, our Chief Financial Officer;**
- **Uri Bechor, our Chief Operations Officer;**
- **Rachel Prishkolnik, our Vice President, General Counsel and Corporate Secretary;**
- **Yoav Galin, our Vice President, Research and Development.**

This Compensation Discussion and Analysis describes compensation for services rendered by our NEOs during the year ended December 31, 2022, and the tables and narratives that follow contain information regarding compensation for services rendered by our NEOs during the years ended December 31, 2020, 2021, and 2022.

Compensation Objectives and Guiding Principles

The primary objectives of our senior executive compensation program are as follows:

- **Pay for Financial Performance:** Under our annual cash incentive plan, the Compensation Committee determines a set of financial parameters related to revenues, gross margins and profitability of the Company. If these overall parameters are not met at a level of at least 70% of target and profitability is not achieved, the executives are not entitled to any compensation under the plan. These parameters serve as the CEO's measurable targets for his MBO entitlement.

- **Pay for Business Performance and Department Goals:** Motivate, recognize, and reward business performance based on specific goals in line with the business plan approved by the Board of Directors. Each executive's performance and MBO entitlement is also dependent on achieving measurable goals determined by the CEO and approved by the Compensation Committee of the Board of Directors that relate to the departmental goals and achievements of such executive.

- **Alignment of Interests:** We seek to align the interests of our senior executives with those of our stockholders through a heavy emphasis on equity-based awards and stock ownership guidelines. In 2022, 50% of the equity-based awards were granted in the form of PSUs tied to total stockholder return measured based on the performance of the Company's stock price versus the companies that constitute the S&P 500 index and 50% were granted in the form of time-based RSUs which vest only if the executive remains employed by the Company over a four-year period.

- **Attraction, Motivation, and Retention of Talent:** Our senior executive compensation programs are designed to help us attract, motivate, and retain key management talent who drive profitability and the creation of stockholder value.

Elements of Compensation

The following table describes each element of our senior executive compensation program and how these elements help us to achieve our compensation objectives:

2022 compensation structure



Base Salary
Annual Cash Incentive Compensation
Long-Term Incentives
Other Compensation and Benefits
74%
11%
2%
13%
CEO
Variable at risk – 87%
66%
18%
3%
13%
NEOs
Variable at risk – 79%

Compensation Element	Form	Objective	Rationale / Key Characteristics
Base Salary	Cash	Attraction Performance	Fixed compensation. Intended to be commensurate with each senior executive's position and level of responsibility. Evaluated annually or as necessary in response to organizational/business changes, individual performance, market data, etc., but not automatically increased.
Annual Cash Incentive Compensation	Cash	Performance Alignment of Interests Motivation	Tied to and contingent upon the Company's financial performance, including revenues, gross margin and profitability and capped at 150% of target. Designed to reward achievement of challenging annual performance goals that we consider important contributors to stockholder value. Performance goals and targets are established by the Compensation Committee at the beginning of each calendar year. The Compensation Committee approves annual incentive payouts based on the level of achievement versus these pre-established goals.
Long-Term Incentives[1]	PSUs: 50%	Performance Alignment of Interests Motivation	Based on the Company's TSR Ranking relative to the S&P 500 index, with a maximum potential earnout capped at 150% of target. Earned PSUs vest annually over three years after the conclusion of a one year, two years, and three-year performance period in 25%, 25% and 50% tranches, respectively. In fiscal 2023, all PSUs will be measured over a three-year performance period.
	Restricted Stock Units: 50%	Performance Alignment of Interests Retention Motivation	Variable compensation designed to align and retain key senior executives through the term of the awards. Four-year quarterly vesting.
Other Compensation and Benefits	N/A	Attraction Retention	NEOs receive benefits that are generally available to all salaried employees in Israel, where the NEOs are located. This includes contributions to an education fund and to a fund known as Manager's Insurance, which provides a combination of retirement plan, insurance, and severance pay benefits to Israeli employees.
Change-in-Control Arrangements	Equity	Attraction Retention	Each of our NEOs has a clause in his or her employment agreement that entitles the NEO to immediate vesting of equity in the event of a qualifying termination within one year following a change in control ("double-trigger" equity vesting). Aligns management with stockholder interests in the face of events that may result in a change-in-control and not on potential individual implications of any such events. Reasonable change-in-control protections are necessary in order for us to attract and retain qualified employees. We periodically review the necessity and design of our senior executive severance and change-in-control arrangements.

[1] Actual LTI composition was slightly varied (+/-1%) due to a gap between the stock price and the fair market value at market close on the grant date

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Implementing Compensation Objectives

Determining Compensation

In making compensation decisions, we review the performance of the Company and each senior executive. We also consider the senior executive's level of responsibility, the importance of the senior executive's role in achieving our corporate objectives, and the senior executive's long-term potential, while taking into account his or her current target compensation, value of outstanding equity awards, and stock ownership levels, and our stock selling restrictions for senior executives. Finally, we weigh competitive practices, relevant business and organizational changes, retention needs, and internal pay equity.

Compensation Peer Group

In order to attract, retain, and motivate the best management talent, we believe that we must provide a target compensation opportunity that is competitive relative to our peers. Therefore, the Compensation Committee considers practices of specific companies that we identified as our peers for executive compensation in 2022 (the "2022 Peer Group"), as well as survey data.

In the months prior to the start of each new year, the Compensation Committee reviews the peer group with the assistance of Frederic W. Cook & Co., Inc. ("FW Cook"), an independent consultant retained by the Compensation Committee, and makes changes, as appropriate, with an aim that it continues to appropriately reflect the Company's size, industry, and scope of operations when considering the appropriate compensation for our executives.

Following the annual peer group review process in Fall 2021, we removed one acquired company (FLIR Systems), and determined that the resulting peer group of 18 companies remained appropriate for informing 2022 compensation. When market data from the 2022 Peer Group were examined, SolarEdge's financial positioning was as follows: revenues were at approximately the 40th percentile and our market cap was at the 75th percentile relative to the peers' average market caps during 2020 (which corresponds to the timing of their compensation that was disclosed in proxy statements filed in Spring 2021).

2022 Peer group
MKS Instruments Inc.
Silicon Laboratories Inc.
Generac Holdings Inc.
First Solar, Inc.
Curtiss-Wright Corporation
Enphase Energy, Inc
Entegris, Inc.
Teradyne, Inc.
Skyworks Solutions, Inc.
IDEX Corporation
Arista Networks, Inc.
HEICO Corp
ANSYS, Inc
Monolithic Power Systems, Inc
Cognex Corp
Cadence Design Systems, Inc.
Xilinx Inc
Cree, Inc

Removed for 2022
FLIR Systems (acquired in May 2021)

2022 Pay Positioning

After reviewing the market data described above, the Compensation Committee determined the approximate range within which to target total direct compensation (the sum of base salary, target annual incentive, and the grant date fair value of long-term incentives) for our senior executives for 2022. Within that range, we incorporated flexibility to respond to and adjust for the evolving business environment and our specific hiring and retention needs.

In general, for 2022, the Compensation Committee set base salary and short- and long-term incentive compensation opportunities for our senior executives, including the NEOs, at or near the median of the peer group and proxy and survey data. Individual levels varied from the targeted position for each of the elements of target total direct compensation based on the Compensation Committee's overall subjective evaluation of individual performance, senior executive responsibilities relative to benchmark position responsibilities, and individual skill set and experience.

  

solar edge

Results of 2022 Advisory Vote to Approve Executive Compensation

At our 2022 annual meeting of stockholders, 87% of the votes cast were in favor of our advisory resolution regarding the compensation of our NEOs. Our Board and Compensation Committee consider the results of the Company's say-on-pay vote as one of the several inputs in determining our stockholder engagement strategy for the following year.

Following the results of our say-on-pay vote we significantly expanded our stockholder outreach program with the direct involvement of our Chairperson of the board and chair of the Nominating and Corporate Governance Committee, as detailed under the Stockholder Engagement and Communication section on page 29 above. Our Compensation Committee reviewed the result of the stockholders' advisory vote on executive compensation and reached out for feedback from our stockholders about ways to improve our executive compensation program.

The Company's compensation strategy for 2022 better aligned executive compensation with performance due to our change in the composition of our equity compensation offering, whereby 50% of the equity compensation is awarded in the form of RSUs and 50% of the equity compensation is awarded in the form of performance-based awards that vest based on achievement of the Company's relative TSR versus the constituents of the S&P 500 index. Additionally, in 2022 the Company integrated ESG-related performance goals into the overall Company goals that are relevant for our senior executives, including our NEOs and CEO, under our annual incentive compensation plans. The Compensation Committee will continue to consider feedback from stockholders and the results of future advisory votes on executive compensation in making executive compensation decisions.

Role of Compensation Committee and Management

The Compensation Committee has primary responsibility for overseeing the design and implementation of our senior executive compensation programs. The Compensation Committee, with input from the other independent directors, evaluates the performance of the CEO. The Compensation Committee then recommends CEO compensation to the independent directors for approval. The CEO and the Compensation Committee together review the performance of our other senior executives, and the Compensation Committee determines their compensation based on recommendations from the CEO. The executives do not play a role in their own individual compensation determinations.

Role of Compensation Consultants

With respect to decisions for 2022 target compensation of the NEOs, competitive review of senior executive and non-employee director compensation programs and peer group review for 2022, the Compensation Committee retained FW Cook to review market trends and advise the Compensation Committee, including review of Company-wide burn rate and related measures. FW Cook is the sole compensation consultant for the Compensation Committee and did not provide additional services outside of advising on the amount and form of executive and director compensation.

Our Compensation Committee has concluded that no conflicts of interest exist with respect to FW Cook's provision of services after considering the following six factors: (i) the provision of other services to us by FW Cook; (ii) the amount of fees FW Cook received from us as a percentage of its total revenue; (iii) the policies and procedures of FW Cook that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the FW Cook consultants with a member of the Compensation Committee; (v) any of our stock owned by the FW Cook consultants; and (vi) any business or personal relationship of the FW Cook consultants or FW Cook with any of our executive officers.

The Compensation Committee is directly responsible for the appointment, compensation, and oversight of FW Cook. FW Cook reported directly to the Compensation Committee, although the Compensation Committee instructed FW Cook to work with management to compile information and to gain an understanding of the Company and any Company-related issues for consideration by the Compensation Committee, including market trends.

Compensation-Related Governance Policies

Clawback Policy

The Company's Clawback Policy provides that, in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee may cancel all or any portion of any outstanding incentive compensation, including annual bonuses and other short- and long-term cash, equity and equity-based incentive awards, which is in excess of the compensation the Company's current and former officers as determined by the Board from time to time in accordance with Rule 16a-1 under the Securities Exchange Act of 1934 would have earned for the relevant fiscal period(s) had the accounting restatement not occurred. We intend to amend the Company's clawback policy or adopt a new clawback policy as necessary to comply with the requirements of Exchange Act Rule 10D-1 prior to the effectiveness of the final Nasdaq listing standards implementing such rule.

Insider Trading & Anti-hedging/Pledging Policies

All of our non-employee directors and employees, including the NEOs, are subject to our Insider Trading Policy which forbids employees to trade in the Company's stock, or any derivatives thereof, while holding non-public material information and designated employees who are thought to be regularly in possession of material non-public information are restricted from trading during the Company's set "black-out periods". Our insider trading policy prohibits all employees from engaging in hedging, pledging, trading on margin or any other speculative trading.

Stock Ownership and Holding Guidelines

The Company's board of directors has adopted Stock Ownership and Holding Guidelines that apply to the Company's board of directors, the CEO, and his executive team. As per the current guidelines, the CEO and his executive team are required to attain and maintain stock equal to four times the annualized base salary for the CEO and two times the annualized base salary for all other members of the CEO's executive team. Non-employee members of the Board are required to attain and maintain stock equal to five times their annualized cash retainer.

Executives and directors who are covered by the policy are required to hold 50% of the "net profit shares" resulting from stock option exercises and/or vesting of other stock-based awards until they reach their applicable stock ownership level. "Net profit shares" refers to the number of shares actually held by the executive or director following a vesting or exercise event after covering withholding tax requirements and/or stock option exercise costs.

Once covered by the stock ownership policy, executives and members of the Board are expected to continuously accumulate qualifying equity until they meet the minimum stock ownership requirement. Once an individual has achieved the required stock ownership level, he/she must maintain stock ownership at or above the required level. As of the Record Date, all the executives and directors subject to this policy are in compliance.

Compensation of the Named Executive Officers

In determining target total compensation for our NEOs for 2022, the Compensation Committee reviewed independent market data as well as then-current pay levels of the Company's senior executives, the Company's pay philosophy and corporate performance, and the individual performance of the NEOs and other executive-specific factors such as criticality, tenure, and skill set relative to external marketplace.
For a discussion of the Company's performance for the year ended December 31, 2022, see "Executive Summary-2022 Business Highlights and Link to Pay Decisions" above.

 
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Base Salary

As described in last year's proxy statement, the base salaries for our NEOs were approved effective January 1, 2021, in USD. Because our NEOs are located in Israel, their salaries are paid in New Israeli Shekel (NIS). In late 2021, the Compensation Committee determined the NEOs' salaries would not change for 2022. Because NEOs are paid in NIS, as a technical matter, their base salaries in USD appear changed due to exchange rate fluctuations between the USD and NIS. The following table sets forth the 2021-2022 base salaries for the NEOs:

Name and Principal Position	Annual base salary effective January 1, 2021 ($)	Annual base salary effective January 1, 2022 ($)	Percentage change	Annual base salary effective January 1, 2022 (USD converted from NIS amounts) (1)	Percentage change (2)
Zvi Lando - Chief Executive Officer	875,000	875,000	0%	922,831	5.5%
Ronen Faier - Chief Financial Officer	515,000	515,000	0%	568,329	10.4%
Uri Bechor - Chief Operations Officer	500,000	500,000	0%	540,193	8.0%
Rachel Prishkolnik - Vice President, General Counsel and Corporate Secretary	435,000	435,000	0%	478,295	10.0%
Yoav Galin - Vice President, Research and Development	435,000	435,000	0%	478,295	10.0%

(1)   Converted into U.S. Dollars from New Israeli Shekels based on the exchange rate on January 1, 2022.

(2)   Such percentage change is solely due to exchange rate fluctuations.

Annual Cash Incentive Compensation

For 2022, each NEO was eligible to receive an annual incentive compensation payment based on achievement of pre-established performance goals. For all of the NEOs, any earnouts under the annual cash incentive compensation program are contingent upon the Company achieving a minimum level of performance with respect to certain pre-established financial parameters. If the weighted average achievement for the financial measures is not at least 70% of target and profitability is not achieved, no annual cash incentive compensation is awarded to the NEOs.

For 2022, the performance goals established for our CEO were entirely based upon Company related financial, operational, and strategic objectives, including ESG objectives related to reduction of emissions, with a 55% weighting on the financial portion - Solar Revenue Targets, Non-solar Revenue Targets, Net Income and Solar Business Gross Margin targets. The remaining 45% of our CEO's target bonus was based on goals related to Operations (8%), Product & Strategy (16%), Building Scalability (6%), ESG (5%), and an additional 10% based on the discretion of the board of directors.

For the remaining NEOs, the Company Goals detailed below were weighted 50% (100% for the CEO), and the remaining 50% was based upon individual performance goals, with any bonus earnout contingent upon reaching a general score for the financial goals of at least 70% and positive net income.

The Company exceeded the minimum financial goals required for bonus payments by achieving annual solar revenue of $2.9 billion, gross margin for the solar segment of 29.8%, Revenues of $188.5 million generated from the Company's non-solar segment and an operating income of $486.9 million for the solar segment. The Operations, Strategy and Scalability & Infrastructure Goals related to specific targets set by the Compensation Committee in accordance with the Company's plans for the year to follow. For example, for 2022, these goals included ramp of the Company's manufacturing capabilities in the Mexico factory, ramp of Sella 2, the Company's manufacturing facility for the production of lithium-ion cells and batteries in Korea, development of new solar products, measurable ESG goals related to reduction of GHG emissions and specific parameters relating to strategic planning related to our non-solar organizations and products.

 
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	Goal Type	Percentage of Total	2022 Achievement vs. Goals (Corporate Performance)	2022 Goal Achievement
Financials	Revenue for the Solar business	25%	$2.9 billion vs. $2.6 billion goal	28.1%
	Operating Profitability	9%	$486.9 million in net income vs. $455 million goal	9.6%
	Gross Margin	15%	29.8% gross margin in solar business vs. 31% goal	14.4%
	Non- solar business	6%	Targets relating to revenues and loss of non- solar businesses (Critical Power, e-Mobility and storage)	4.9%
Other Corporate Goals	Strategy	16%	Goals which included the development of new inverter technologies, initiation and execution of long-term manufacturing strategy and execution of strategic plans regarding our non-solar businesses.	13.6%
	Scalability & Infrastructure	6%	Goals which included maintaining a higher employee retention rate.	6.2%
	Operations	8%	Goals included increasing manufacturing capacity in Mexico, ramp of manufacturing in Sella 2 and certain cost reduction and quality related initiatives	6.2%
	ESG	5%	Reduction of over 6% GHG emissions per $1 revenues	5.0%
Board Discretion		10%	Not applicable	10.0%
Total		100%		**98.0% of Target Corporate Performance Achieved***

While the 2022 bonus, structure allows for overachievement of the goals, the Company has never paid beyond 110% of the bonus target and the ability to reach 150% of the target is not considered possible from a business perspective.

In addition to the aforementioned corporate performance goals detailed above, which were weighted 50% for each NEO (except for the CEO), each NEO had additional individual pre-determined performance goals relating to their respective specific areas of responsibility and contribution to the Company, which comprised the remaining 50% of their 2022 bonus determination. These individual performance goals relate to each executive's responsibilities and contributions toward the success and growth of the Company for the forthcoming year.

Each NEO has a certain target bonus that is preapproved by the Compensation Committee. In 2021, the Compensation Committee determined that it was advisable to increase the target annual incentive of the CEO, CFO and COO to 110% of the CEO's annual base salary and 80% of the CFO's and COO's base salary for 2022. The other two NEOs are eligible for up to eight months of such NEO's monthly base salary. NEOs can achieve beyond their target bonus if the performance goals are exceeded. Each of the NEOs received a bonus under the compensation plan after review by the Compensation Committee of the specific performance goals and determination of their level of achievement. The results of the Compensation Committee's evaluation of goal attainment for the NEOs are summarized below:

Mr. Lando
Mr. Lando's entire bonus was based on the corporate performance goals described above and he was not eligible for any individual performance component.

Mr. Faier
The Compensation Committee determined that Mr. Faier attained 49.4% of the 50% of his individual personal performance goals for 2022. His performance targets included managing the Company's business plan and financial risks, including oversight of internal audits, maintaining or improving specific financial parameters including gross margin and operating expense measures, support finance infrastructure, and managing all investor relation activities. In addition, Mr. Faier's personal performance goals also included overseeing operations of the Company's storage division including the operations of Kokam, oversight of the product roadmap and the expansion of manufacturing of lithium-ion cells and batteries.

Mr. Bechor
The Compensation Committee determined that Mr. Bechor attained 49.1% of the 50% of his individual personal performance goals for 2022. His targets related to production, including meeting the manufacturing capacity and inventory levels established to meet the Company's business plan, and meeting plans for delivery of the Company's residential battery. In addition, Mr. Bechor's personal performance goals included, among others, certain cost reduction plans and goals related to the ramp of production from the Company's contract manufacturing facility in Mexico as well as the ramp of production of Sella 2, the Company's manufacturing facility in South Korea.

  

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Ms. Prishkolnik

The Compensation Committee determined that Ms. Prishkolnik attained 47.0% of the 50% of her individual personal performance goals for 2022. Her targets included management of corporate governance matters, management of the Company's intellectual property portfolio, and strategy and litigation. In addition, Ms. Prishkolnik's personal performance goals included support of the Company's global legal commercial needs in sales, customer support, operations, general administrative needs and R&D as well as leading the negotiation process of any relevant acquisitions.

Mr. Galin

The Compensation Committee determined that Mr. Galin attained 42.0% of the 50% of his individual personal performance goals for 2022. His targets included, developing new inverter technologies, next generation optimizer, a next generation residential battery and a utility scale inverter. In addition, Mr. Galin's personal performance goals included specific parameters defined to support the Company's operations, sales and support departments.

CEO	Annual Salary X 110% X Company Objectives (financial* + operations + infrastructure + strategy + ESG + 10% Board discretion)
CFO and COO	Annual Salary X 80% X (Company Objectives x 50% + personal achievements score x 50%)
Other NEOs	Annual Salary X 67% X (Company Objectives x 50% + personal achievements score x 50%)

*Any bonus payment for the CEO or other NEOs is contingent upon the Company meeting at least 70% of its Financial Goals and having a positive net income

Our 2022 NEO bonuses were earned at 90.9% to 98.4% of target, which was a function of corporate performance for our CEO and a combination of corporate and individual performance for our other NEOs, as detailed above.

NEO	2022 Bonus Target ($)	2022 Actual Bonus ($)	2022 Actual Bonus as % of Target
Zvi Lando	962,500	942,958	98.0%
Ronen Faier	412,000	405,204	98.4%
Uri Bechor	400,000	392,423	98.1%
Rachel Prishkolnik	290,000	278,356	96.0%
Yoav Galin	290,000	263,711	90.9%

Equity Compensation

In late 2021, the Compensation Committee evaluated the equity compensation of Mr. Lando and other senior executives as part of the study performed by its independent consultant. Based on investor feedback, the Compensation Committee changed the mix of equity compensation granted to its executives in order to more closely tie executive compensation to performance. As part of this change, the Compensation Committee decided to remove options from the Company's long-term incentive program. Therefore, for all the NEOs, the award type mix is comprised of PSUs and RSUs, each weighted 50%. The Company believes that this ratio supports a performance based compensation program that aligns the NEOs' interests with the interests of stockholders, and provides a balance between maximizing stockholder value (given that PSUs are tied to the TSR performance ranking of the Company, relative to the TSR of the companies that comprise the S&P 500 index) and retention (given that RSUs only become payable based upon continued service over time).

The RSUs vest quarterly over 4 years.

The 2022 PSUs were broken-up into three performance periods as follows: 25% based on a one-year performance period (2022); 25% based on a two-year performance period (2022-2023); and 50% based on a three-year performance period (2022-2024); with any earned amounts for each tranche becoming vested after performance for the applicable tranche is certified. The possible level of payout for each tranche is as follows:



TSR Performance Relationship
Threshold
Target
Maximum
No Shares Earned
SolarEdge TSR Percentile Rank(1)
25th
Median
75th
Shares Earned as a precent of Target
25%
100%
150%

(1) Linear interpolation applies between performance levels; no earnout below 25th percentile TSR performance







The PSUs granted in 2022 used multiple performance periods (with the tranche based on a single three-year performance period weighted more than the other tranches), in order to smooth the vesting gap from the previous equity award program which included stock options with a 4-year quarterly vesting schedule and PSUs with a 4-year annual vesting schedule (if performance was achieved in the year of grant). This was a one-time transition year action and the PSUs granted in 2023 are based entirely on a single three-year performance period (and otherwise structured consistent with the 2022 PSUs in terms of the performance measurement structure). 25% of the PSUs granted in 2022 were subject to a one-year performance period, which ended on December 31, 2022. Following the end of the fiscal year, the Compensation Committee determined (based on a third party report) that the Company's TSR for the period measured from January 1, 2022 to December 31, 2022 of 0.96% compared to the constituents of the S&P 500 Index companies' TSR over the same one-year period, resulted in a positioning of 140 out of the S&P 500 companies and translated to 142.9% of the PSUs subject to such one-year performance period becoming vested.

Employment Agreements

During 2022, we were party to employment agreements with Messrs. Lando, Faier, Galin, Bechor and Ms. Prishkolnik. Each of these employment agreements provides for employment of the NEO on an "at will" basis and provides for a base salary, vacation, sick leave, payments to a pension and severance fund, as well as to an Israeli recreational fund and recuperation pay, in accordance with Israeli law. On May 16, 2017, our Compensation Committee approved the amendment of the employment agreements of our executive officers in order to standardize all executive management agreements. Following the amendment, all executive management employment agreements provide for double-trigger equity vesting following a change of control event. See the sections below entitled "Executive Compensation Table Narrative-Employment Agreements" and "Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control" for more information.

Other Compensation

Our NEOs receive benefits that we generally make available to all salaried employees in Israel, where the NEOs are located. These include contributions to an education fund and to a fund known as Manager's Insurance, which provides for a combination of retirement plan, insurance, and severance pay benefits to Israeli employees. See the section below entitled "Executive Compensation Table Narrative-Employment Agreements" for more information. Executives do not receive any special perquisites not extended to other employees of the Company.

Tax Deductibility of Compensation

For 2017 and prior years, Section 162(m) of the Internal Revenue Code (the Code) generally limited the deductibility of compensation to $1 million per year per person for certain of our NEOs, unless compensation in excess of the limit qualified as "performance-based compensation." Following the changes to the tax laws effective as of January 1, 2018, that eliminated the exception for "performance-based compensation", we are unable to deduct compensation payable to NEOs in excess of $1,000,000 per year per NEO under US corporate income tax law.

While our Compensation Committee considers the impact of this tax treatment, the primary factor influencing program design is the support of our business objectives. Generally, whether incentive compensation will be deductible under Section 162(m) of the Code will be a consideration, but not the decisive consideration, with respect to our Compensation Committee's compensation determinations. Accordingly, our Compensation Committee retains flexibility to structure our compensation programs in a manner that is not tax deductible in order to achieve a strategic result that our Compensation Committee determines to be more appropriate.

Prohibition on Hedging, Pledging and other Speculative Transactions

Our Insider Trading Policy, among other things, prohibits all officers, directors, and all other employees of the Company, from engaging in hedging, or other speculative transactions relating to Company shares including trading in puts or calls in Company securities, short-sales of Company securities, or through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds or any transactions that have, or are designed to have, the effect of hedging or offsetting any decrease in the market value of Company securities. Officers, directors and all employees of the Company are further prohibited from holding Company securities in margin accounts or otherwise pledging Company securities as collateral for a loan.

Compensation Committee Report

This report shall not be deemed incorporated by reference or by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this report by reference and shall not otherwise be deemed filed under such Acts.

The Compensation Committee has reviewed and discussed with management and its independent consultant, the Compensation Discussion and Analysis above, and based on such reviews and discussions, recommended to our board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee,

Avery More, Chairperson
Nadav Zafrir
Betsy Atkins



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Compensation Risk

Our compensation programs are designed to balance risk and reward in relation to the Company's overall business strategy. Management assessed, and the Compensation Committee reviewed, our senior executive and broad-based compensation and benefits programs. Based on this assessment, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. Among the program attributes that discourage inappropriate risk-taking are:

- The balance between annual and long-term compensation, including the fact that a significant portion of compensation is delivered in the form of equity incentives that vest over several years;
- PSUs are measured against the Company's TSR relative to the TSR of companies on the S&P 500 index, and are subject to a three-year vesting period;
- The use of multiple financial metrics for performance-based annual cash incentive awards and the use of individual goals under our annual cash incentive program;
- The compensation committee's ability to modify annual cash incentives to reflect the quality of earnings, individual performance, and other factors that it believes should influence compensation;
- Our management stock-selling restrictions encourage a longer-term perspective and align the interests of senior executives and the board, as applicable, with other stockholders; and
- We maintain a clawback policy applicable to our executive team which provides for the recoupment of incentive-based compensation in the event of a financial restatement.

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the year ended December 31, 2022, the year ended December 31, 2021, and the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)(6)	Option Awards ($)(2)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	All Other Compensation ($)(1)(5)	Total ($)
Zivi Lando – Chief Executive Officer	2022	850,952	-	5,499,905	942,958	131,090 (7)	7,424,905
	2021	888,765	1,130,335	4,299,750	905,566	136,920	7,361,336
	2020	477,133	1,019,977	1,979,899	526,516	76,185	4,079,710
Ronen Faier – Chief Financial Officer	2022	524,062	-	2,000,177	405,204	82,649 (8)	3,012,092
	2021	547,350	410,970	1,584,859	334,724	85,862	2,963,765
	2020	395,739	411,349	798,598	302,034	63,573	1,971,293
Uri Bechor – Chief Operating Officer	2022	498,118	-	2,000,177	392,423	78,708 (9)	2,969,426
	2021	520,252	410,970	1,584,859	306,141	84,280	2,906,502
	2020	385,526	327,384	635,498	282,884	63,044	1,694,336
Rachel Prishkolnik – VP General Counsel and Corporate Secretary	2022	441,040	-	1,499,846	278,356	68,199 (10)	2,287,441
	2021	460,639	308,227	1,188,486	277,073	71,082	2,305,507
	2020	352,668	327,384	635,498	261,010	55,694	1,632,254
Yoav Galin – VP Research and Development	2022	441,040	-	1,499,846	263,711	70,460 (11)	2,275,057
	2021	460,639	308,227	1,188,486	251,263	73,419	2,282,034
	2020	352,668	327,384	635,498	232,252	58,336	1,606,138

(1) We paid the amounts reported for each NEO in New Israeli Shekels. We have translated amounts paid in New Israeli Shekels into U.S. dollars at the foreign exchange rate published by the Bank of Israel as of the date of payment.

(2) The amounts in this column represent the aggregate grant date fair value of the equity-based awards granted to our NEOs, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 22, 2023. There can be no assurance that these awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value.

(3) The amounts for the PSUs were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718. For these amounts, see the Grants of Plan-Based Awards table later in this proxy statement. Assuming attainment of the maximum level of performance, the values of the PSUs as of the grant date would be equal to $4,125,000 for Mr. Lando, $1,500,000 for Mr. Faier and Mr. Bechor, and $1,125,000 for Ms. Prishkolnik and Mr. Galin.

(4) Represents the cash bonuses earned pursuant to our annual cash incentive program. For more information, see the discussion in the CD&A under the caption Annual Cash Incentive Compensation.

 
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(5) Includes mainly the contribution by the Company to severance funds, pension funds and Israeli recreational funds and a recuperation allowance.
(6) Salaries for 2022 in New Israeli Shekel did not change as compared to salaries for 2021. The Dollar amount of the salaries for 2022 appears to be lower as compared to 2021, due to exchange rate fluctuations of the USD versus the New Israeli Shekel.
(7) Including a $70,884 contribution by the Company to Mr. Lando's severance fund and $60,206 in aggregate Company contributions to pension and Israeli Recreational funds and recuperation allowance.
(8) Including a $43,654 contribution by the Company to Mr. Faier's severance fund and $38,995 in aggregate Company contributions to pension and Israeli Recreational funds and recuperation allowance.
(9) Including a $41,493 contribution by the Company to Mr. Bechor's severance fund and $37,215 in aggregate Company contributions to pension and Israeli Recreational funds and recuperation allowance.
(10) Including a $36,739 contribution by the Company to Ms. Prishkolink's severance fund and $31,460 in aggregate Company contributions to pension and Israeli Recreational funds and recuperation allowance.
(11) Including a $36,739 contribution by the Company to Mr. Galin's severance fund and $33,721 in aggregate Company contributions to pension and Israeli Recreational funds and recuperation allowance.

2022 Grants of Plan-Based Awards

| Name | Equity Award Grant Date | Estimated Future Payouts under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts under Equity Incentive Plan Awards (2) | | | All Other Stock Awards: Number of Shares of Stock or Units | Grant Date Fair Value of Stock Awards ($)(3) |
		Threshold ($)	Target ($)(1)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Zivi Lando			962,500						
	01/03/22							9,736	2,749,933
	02/14/22				2,416	9,666	14,499		2,749,972
Ronen Faier			412,000						
	01/03/22							3,540	999,873
	02/14/22				879	3,516	5,274		1,000,304
Uri Bechor			400,000						
	01/03/22							3,540	999,873
	02/14/22				879	3,516	5,274		1,000,304
Rachel Prishkolnik			290,000						
	01/03/22							2,655	749,905
	02/14/22				659	2,636	3,954		749,941
Yoav Galin			290,000						
	01/03/22							2,655	749,905
	02/14/22				659	2,636	3,954		749,941

(1) The Non-Equity Incentive Plan does not include any thresholds or a maximum cap for the Non-Equity Incentive Awards; provided, however, that the Named Executive Officers would not be entitled to any payment if the Financial Goals under the plan were not achieved at 70% of target and a positive net income had not been achieved.

(2) These amounts reflect the PSUs granted to the NEOs in 2022, which were eligible to vest between 25% and 150% of the number of shares shown in the "Target" sub-column based on the Company's total stockholder return ("TSR") performance relative to the TSR performance of the companies in the S&P500 index, as of the valuation date. The amounts in the "Threshold" sub-column refer to the minimum number of shares that will vest for a certain level of performance under the plan. The amounts in the "Target" sub-column refers to the number of shares that will vest if the specified performance target is reached. The amounts in the "Maximum" sub-column refers to the possible maximum number of shares that will vest under the award.

(3) The amounts in this column represent the aggregate grant date fair value of the equity-based awards granted to our NEOs, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 22, 2023. There can be no assurance that these awards will vest (in which case no value will be realized by the individual), or that the value upon vesting will approximate the aggregate grant date fair value.

 

Executive Compensation Table Narrative

Employment Agreements

We or SolarEdge Technologies, Ltd., our Israeli subsidiary, are party to the following employment agreements: (1) an employment agreement with Mr. Lando effective as of May 17, 2009, pursuant to which he was appointed to serve as SolarEdge Technologies Ltd.'s Global Vice President of Sales. Beginning August 26, 2019, Mr. Lando was appointed as CEO of the Company and the Compensation Committee approved an increase in his base salary but no other amendments were made to his Employment Agreement; (2) an employment agreement with Mr. Faier, effective as of December 1, 2010, pursuant to which he serves as SolarEdge Technologies Ltd.'s Chief Financial Officer; (3) an employment agreement with Ms. Prishkolnik, effective November 1, 2010, pursuant to which she serves as our VP General Counsel and Corporate Secretary; (4) an employment agreement with Mr. Galin effective as of June 1, 2006 pursuant to which he serves as our Vice President, Research and Development; and (5) an employment agreement with Mr. Bechor effective as of September 1, 2019, pursuant to which he serves as our Chief Operating Officer.

Each of these employment agreements provides for employment of the NEO on an "at-will" basis. In all cases, either party may terminate the agreement by providing 90 days prior written notice other than Mr. Bechor's employment agreement that entitles him to 180 days prior written notice, provided, however, that we may terminate the agreements immediately and without prior notice and make a payment in lieu of advance notice, in accordance with applicable law. In addition, we may also terminate the agreements immediately upon written notice in the event of "cause" (as defined therein) which may include a conviction of a crime of moral turpitude, a material breach of fiduciary duties towards the company or its parent company, engagement in competing activities, or a material breach of confidentiality and non-disclosure obligations towards the company or its parent company; a material breach of the employment agreement or other circumstances under which severance pay may be denied from such employee under the applicable Israeli law.

The agreements provide for a base salary, vacation, sick leave, payments to a pension and severance fund as well as an Israeli recreational fund and recuperation pay in accordance with Israeli law. Pursuant to the agreements, we have affected a manager's insurance policy for each NEO pursuant to which we make contributions on behalf of each NEO as well as the required statutory deductions from salary and any other amounts payable under the agreements on behalf of each NEO to the relevant authorities in accordance with Israeli law. For all NEOs, we contribute 8.33% of each NEO's base salary toward the policy for the severance pay component, 6.5% for the savings and risk component, 7.5% for the educational fund component, up to approximately $4,000 per year and up to 2.5% for disability insurance.

In the event that an employee has a manager's insurance fund the employer shall be required to allocate a portion of its contributions to purchase disability insurance to insure 75% of an employee's salary which allocation shall not decrease the severance component of the employer's contributions below 5% or increase total employer contributions above 7.5%. In all cases we deduct 6% of each NEO's base salary to be paid on behalf of the NEO toward the policy and 2.5% for the educational fund component.

 

Outstanding Equity Awards at December 31, 2022

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2022, including the applicable vesting dates.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that have not Vested ($) *	Equity Incentive Plan Awards: Number of Unearned Units that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that have not Vested ($)*
Zvi Lando	2,922	-	$38.05	02-Jan-28	-	-	-	-
	27,665	1,730 (1)	$36.15	02-Jan-29	-	-	-	-
	19,011	5,941 (2)	$101.81	02-Jan-30	-	-	-	-
	6,700	3,769 (3)	$311.35	05-Jan-31	-	-	-	-
	-	-	-	-	951(4)	$269,390	-	-
	-	-	-	-	6,078 (5)	$1,721,715	-	-
	-	-	-	-	4,968 (6)	$1,407,285	-	-
	-	-	-	-	3,004 (7)	$ 850,943	-	-
	-	-	-	-	7,911 (8)	$ 2,240,949	-	-
	-	-	-	-	-	-	7,128 (9)	$2,019,148
Ronen Faier	5,119	-	$14.85	14-Feb-27	-	-	-	-
	7,396	-	$38.05	02-Jan-28	-	-	-	-
	27,665	1,730 (1)	$36.15	02-Jan-29	-	-	-	-
	7,667	2,396 (2)	$101.81	02-Jan-30	-	-	-	-
	2,436	1,371 (3)	$311.35	05-Jan-31	-	-	-	-
	-	-	-	-	951 (4)	$269,390	-	-
	-	-	-	-	2,452 (5)	$694,578	-	-
	-	-	-	-	2,168 (6)	$614,129	-	-
	-	-	-	-	728 (7)	$ 206,221	-	-
	-	-	-	-	2,877 (8)	$ 814,968	-	-
	-	-	-	-	-	-	2,593 (9)	$734,519
Uri Bechor	3,815	1,907 (2)	$101.81	02-Jan-30	-	-	-	-
	2,436	1,371 (3)	$311.35	05-Jan-31	-	-	-	-
	-	-	-	-	2,727 (10)	$772,477	-	-
	-	-	-	-	1,951 (5)	$552,660	-	-
	-	-	-	-	2,168 (6)	$614,129	-	-
	-	-	-	-	728 (7)	$ 206,221	-	-
	-	-	-	-	2,877 (8)	$ 814,968	-	-
	-	-	-	-	-	-	2,593 (9)	$734,519
Rachel Prishkolnik	1,376	1,376 (1)	$36.15	02-Jan-29	-	-	-	-
	1,907	1,907 (2)	$101.81	02-Jan-30	-	-	-	-
	1,827	1,028 (3)	$311.35	05-Jan-31	-	-	-	-
	-	-	-	-	757 (4)	$214,435	-	-
	-	-	-	-	1,951 (5)	$552,660	-	-
	-	-	-	-	1,626 (6)	$460,597	-	-
	-	-	-	-	546 (7)	$154,665	-	-
	-	-	-	-	2,158 (8)	$611,297	-	-
	-	-	-	-	-	-	1,944 (9)	$550,677
Yoav Galin	2,499	-	$5.01	29-Oct-24	-	-	-	-
	8,400	-	$25.09	19-Aug-25	-	-	-	-
	17,784	-	$17.14	23-Aug-26	-	-	-	-
	40,948	-	$14.85	14-Feb-27	-	-	-	-
	19,721	-	$38.05	02-Jan-28	-	-	-	-
	22,007	1,376 (1)	$36.15	02-Jan-29	-	-	-	-
	6,102	1,907 (2)	$101.81	02-Jan-30	-	-	-	-
	1,827	1,028 (3)	$311.35	05-Jan-31	-	-	-	-
	-	-	-	-	757 (4)	$214,435	-	-
	-	-	-	-	1,951 (5)	$552,660	-	-
	-	-	-	-	1,626 (6)	$460,597	-	-
	-	-	-	-	546 (7)	$154,665	-	-
	-	-	-	-	2,158 (8)	$611,297	-	-
	-	-	-	-	-	-	1,944 (9)	$550,677

*   The market value of shares or units of stock that have not vested is based on the number of shares or units of stock that have not vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022 ($283.27).
(1)   The shares subject to the stock option vest over a four-year period commencing February 28, 2019, with 1/16 of the shares vesting quarterly thereafter.
(2)   The shares subject to the stock option vest over a four-year period commencing February 28, 2020, with 1/16 of the shares vesting quarterly thereafter.
(3)   The shares subject to the stock option vest over a four-year period commencing February 28, 2021, with 1/16 of the shares vesting quarterly thereafter.
(4)   The shares subject to the RSU vest over a four-year period commencing on February 28, 2019, with 1/16 of the shares vesting quarterly thereafter.
(5)   The shares subject to the RSU vest over a four-year period commencing on February 28, 2020, with 1/16 of the shares vesting quarterly thereafter.
(6)   The shares subject to the RSU vest over a four-year period commencing on February 28, 2021, with 1/16 of the shares vesting quarterly thereafter.
(7)   The shares subject to the RSU vest over a four-year period commencing on February 28, 2021, 25% of the shares vest after 12 months and 1/12 of the shares vest quarterly thereafter.
(8)   The shares subject to the RSU vest over a four-year period commencing on February 28, 2022, with 1/16 of the shares vesting quarterly thereafter.
(9)   The PSUs are based on TSR Performance, whereby 33.3% are subject to 2 years vesting period that ends on December 31, 2023, and 66.6% are subject to 3 years vesting period that ends on December 31, 2024.
(10)   The RSUs vest over a four-year period commencing on November 30, 2019; 25% of the shares vested after 12 months and 1/12 of the shares vest quarterly thereafter.

 
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Option Exercises and Stock Vested Table

The following table provides information regarding option exercises and stock vested during the year ended December 31, 2022, for each NEO.

| Name: | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise	Value Realized upon Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Zvi Lando	19,399	$5,968,464	19,376	$5,446,506
Ronen Faier	-	-	9,994	$2,808,380
Uri Bechor	2,287	$544,741	7,798	$2,193,262
Rachel Prishkolnik	11,933	$2,844,563	9,029	$2,537,408
Yoav Galin	-	-	7,936	$2,229,564

(1) The value realized on exercise is calculated as the difference between (A) either (i) the actual sales price of the shares underlying the options exercised if the shares were immediately sold upon exercise or (ii) the closing price of the shares underlying options exercised if the shares were not immediately sold after exercise and (B) the applicable exercise price of the options.

(2) The value realized on vesting is calculated by multiplying (A) the closing price of a common share on the vesting date and (B) the number of shares acquired on vesting before withholding taxes.

Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control

Severance

Pursuant to the terms of the employment agreements with the NEOs, as well as in accordance with Israeli law, upon a termination of the NEO's employment, each NEO is entitled to the payments we have made on behalf of each NEO to the Manager's Insurance Policy.

Equity Acceleration

Pursuant to the terms of their respective employment agreements, if within twelve months following the occurrence of a "change in control" an NEO is terminated without "cause" or if an NEO terminates his or her employment due to "justifiable reasons" (each such term as defined in the NEOs employment agreements), the NEO will be entitled to full acceleration of any unvested shares of restricted stock or stock options held by him at the time of such termination.

Furthermore, in the event of a "Transaction" (as defined in our 2007 Global Incentive Plan (the "2007 Plan")), all outstanding equity held by each NEO will accelerate to the extent such awards are not assumed or substituted by a successor corporation in connection with such transaction.

Under our PSU Award Agreement, in the event that a Change in Control that occurs prior to the completion of the Performance Period, the PRSUs shall be converted into time-based restricted stock units based on performance through the date of the Change in Control that will vest in full on the last day of the respective one-year, two-year or three-year performance period, as applicable and subject to Continuous Service through each such date. In the event of a termination by the Company without Cause within 12 months following the date of the Change in Control, any unvested time-based restricted stock units will accelerate on the date of such termination.

 
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Potential Payments as of December 31, 2022

The following tables show the value of the potential payments and benefits our named executive officers would receive in various scenarios involving a termination of their employment or a change in control or other qualifying corporate transaction, assuming a December 31, 2022, triggering date and, where applicable, using a price per share for our common stock of $283.27 (the closing price of a share of our common stock as of the last trading day of the year ended December 31, 2022).

Zivi Lando	Termination upon Death of Employee ($)	Termination for Cause ($)	Resignation by the Employee or Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	-	-	-	10,015,002
Total	**-**	**-**	**-**	**10,015,002**

(1) The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on the last trading day of the year ended December 31, 2022, and, in the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022.

Ronen Faier	Termination upon Death of Employee ($)	Termination for Cause ($)	Resignation by the Employee or Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	-	-	-	4,196,100
Total	**-**	**-**	**-**	**4,196,100**

(1) The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on the last trading day of the year ended December 31, 2022, and, in the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022.

Uri Bechor	Termination upon Death of Employee ($)	Termination for Cause ($)	Resignation by the Employee or Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	-	-	-	4,041,018
Total	**-**	**-**	**-**	**4,041,018**

(1) The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on the last trading day of the year ended December 31, 2022, and, in the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022.

Rachel Prishkolnik	Termination upon Death of Employee ($)	Termination for Cause ($)	Resignation by the Employee or Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	-	-	-	3,230,412
Total	**-**	**-**	**-**	**3,230,412**

(1) The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on the last trading day of the year ended December 31, 2022, and, in the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022.

 

Yoav Galin	Termination upon Death of Employee ($)	Termination for Cause ($)	Resignation by the Employee or Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	-	-	-	3,230,412
Total				3,230,412

(1)   The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on the last trading day of the year ended December 31, 2022, and, in the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2022.

2022 CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the annual total compensation of our median employee, the annual total compensation of our CEO, Mr. Zvi Lando, and the ratio of these two amounts. The 2022 annual total compensation of the median compensated of all our employees who were employed as of December 31, 2022, other than Mr. Lando, was $92,427. Mr. Lando's 2022 annual total compensation was $7,424,905 and the ratio of these two amounts was 80.3 to 1. Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

To identify the "median employee," we utilized the 2022 base salary earned during the year and target annual cash incentive for the 2022 performance year, which we annualized for any permanent employee who did not work for the entire year.
Earnings of our employees outside the U.S. were converted to U.S. dollars using annual average currency exchange rates.

Using the measure described above, we identified a "median employee" who is a full-time employee located in Israel and calculated the median employee's annual total compensation for our pay ratio in accordance with applicable SEC rules for calculating Summary Compensation Table compensation.

SolarEdge is a global company, with operations worldwide and with its executive officers and a majority of its employees located in Israel, the country in which our headquarters office is located. Because the SEC rules for identifying our median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company, as other companies have headquarters offices in different countries, have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

2022 Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

| Year | Summary Compensation Table Total for PEO ($)(1) | Compensation Actually Paid to PEO ($)(2) | Average Summary Compensation Table Total for Non-PEO NEOs ($) (3) | Average Compensation Actually Paid to Non-PEO NEOs ($) (2) | Value of Initial Fixed $100 Investment Based On: | | Net Income (in $ '000) | Revenue (in $ '000) (5) |
					Total Stockholder Return(4)	Peer Group Total Stockholder Return(4)		
2022	7,424,905	8,059,218	2,636,004	2,906,092	297.90	236.28	93,779	3,110,279
2021	7,361,336	4,432,838	2,614,452	1,155,059	295.06	249.34	169,170	1,963,865
2020	4,079,710	22,873,251	1,726,006	12,553,361	335.60	332.88	140,322	1,459,271

(1) The amounts reported for Mr. Lando (our Chief Executive Officer) for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table. Refer to the Executive Compensation Tables – Summary Compensation Table.

(2) SEC rules require certain adjustments be made to the "Summary Compensation Table" totals to determine "compensation actually paid" as reported in the "Pay Versus Performance" table above. For purposes of the equity award adjustments shown below, no equity awards were cancelled due to a failure to meet vesting conditions. The following table details the applicable adjustments that were made to determine "compensation actually paid" (all amounts are averages for the named executive officers other than the CEO). The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	2022	2021	2020
Summary Compensation Table Total	7,424,905	7,361,336	4,079,710
Less, value of Stock Awards reported in Summary Compensation Table	(5,499,905)	(5,430,085)	(2,999,876)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	4,260,098	4,267,157	8,838,241
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	164,004	(1,399,216)	8,285,223
Plus, fair value as of vesting date of equity awards granted and vested in the year	1,542,483	606,385	1,177,822
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	167,635	(972,739)	3,492,132
Compensation Actually Paid to Mr. Lando	8,059,218	4,432,838	22,873,251

Average Compensation Actually Paid to Non-PEO NEOs	2022	2021	2020
Average Summary Compensation Table Total	2,636,004	2,614,452	1,726,006
Less, average value of Stock Awards reported in Summary Compensation Table	(1,750,012)	(1,746,271)	(1,024,648)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	1,355,730	1,327,041	3,018,933
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	59,705	(721,319)	6,004,022
Plus, average fair value as of vesting date of equity awards granted and vested in the year	490,488	223,432	402,245
Plus (less), average year over year change in fair value of equity awards granted in prior years that vested in the year	114,176	(542,275)	2,426,802
Compensation Actually Paid to Average Non-PEO NEOs	2,906,092	1,155,059	12,553,361

(3) The dollar amounts represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Lando) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in all applicable years are as follows: Ronen Faier, Uri Bechor, Rachel Prishkolnik and Yoav Galin.

(4) TSR is determined based on the value of an initial fixed investment of $100 on December 31, 2019. The peer group TSR represents TSR of the Invesco Solar ETF index.

(5) Represents total annual revenue.

 
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Description of Certain Relationships of Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion & Analysis, the Company's executive compensation program promotes stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance Table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with "compensation actually paid." In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Company vs Peer Group TSR and Compensation Actually Paid



Compensation Actually Paid vs Net Income



Compensation Actually Paid vs Revenue



Financial Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, the Company's executive compensation program promotes stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

1. Revenue
2. Gross Margin
3. Operating Profitability

Transactions with Related Persons

Review, Approval, or Ratification of Transactions with Related Persons

The Audit Committee of our Board of Directors has primary responsibility for reviewing and approving transactions with related persons. Our Audit Committee charter provides that the Audit Committee shall review and approve in advance any related person transactions.

We adopted a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related person transaction with us without the consent of our Audit Committee, subject to the exceptions described below. In approving or rejecting any proposed "related person" transaction, our Audit Committee considers the relevant facts and circumstances available and deemed relevant to our Audit Committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In accordance with Item 404 of Regulation S-K, our Audit Committee has determined that certain transactions will not require Audit Committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related person's only relationship is as a non-executive employee or beneficial owner of less than 5% of that company's shares, and transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

Fiscal Year 2022 Transactions with Related Persons

Since the beginning of the last fiscal year, there have been no transactions, and there are no currently proposed transactions with any "related person" that require disclosure under Item 404 of Regulation S-K.

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Report Of the Audit Committee

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The principal purpose of the Audit Committee is to represent and assist the Board of Directors in discharging its oversight responsibility relating to: (i) the accounting and financial reporting processes of the Company and its subsidiaries, including the audits of the Company's financial statements and the integrity of the financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the outside auditor's qualifications, independence and performance; and (iv) the design, implementation, and performance of the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the Company's independent auditor. The Audit Committee's function is more fully described in its charter and summarized starting on page 24 of this Proxy Statement.

Our management is responsible for the preparation, presentation, and integrity of our financial statements, for the appropriateness of the accounting principles and reporting policies that we use, and for establishing and maintaining adequate internal control over financial reporting. EY, our independent registered public accounting firm, was responsible for performing an independent audit of our consolidated financial statements included in our 2022 Annual Report on Form 10-K for the year ended December 31, 2022, and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.
The Audit Committee has reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

The Audit Committee has also reviewed and discussed with EY the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2022. In addition, the Audit Committee discussed with EY those matters required to be discussed under applicable standards of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. Additionally, EY provided to the Audit Committee, the written disclosures and the letter required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee also discussed with EY its independence from the Company.

Based upon the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

THE AUDIT COMMITTEE
Marcel Gani (Chairperson)
Tal Payne
Avery More

  

SolarEdge Technologies, Inc.
1 Hamada Street, Herzeliya, Israel, 4673335
Proxy Statement
June 1, 2023

The Meeting

The accompanying proxy is solicited on behalf of the board of directors (the "Board of Directors", the "board of directors" or the "Board") of SolarEdge Technologies, Inc., a Delaware corporation (the "Company"), for use at the 2023 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Gibson, Dunn & Crutcher LLP's offices located at 200 Park Ave, New York, NY 10166 at 9 am eastern time. The Notice and the proxy materials, including this Proxy Statement, were first made available to stockholders on or about April 21, 2023. Stockholders of record can access the proxy materials by following instructions in the Notice and visiting www. proxyvote.com. Beneficial owners should review these proxy materials and their voting instruction card or Notice for how to vote in advance of and participate in the Annual Meeting. Electronic copies of this Proxy Statement and our 2022 Annual Report are also available at the Company's website at http://investors.solaredge.com.

Voting Rights, Quorum and Required Vote

Only holders of record of our common stock at the close of business on April 3, 2023 (the "Record Date"), will be entitled to vote at the Annual Meeting. At the close of business on April 3, 2023, we had 56,343,163 shares of common stock outstanding and entitled to vote.

Holders of the Company's common stock are entitled to one vote for each share held as of the Record Date. There is no cumulative voting. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. A quorum is required for our stockholders to conduct business at the Annual Meeting. The holders of the majority of the voting power of the stock outstanding and entitled to vote at the annual meeting, present at the annual meeting or represented by proxy, will constitute a quorum for the transaction of business. Abstentions and "broker non-votes" (described below) will be counted in determining whether there is a quorum.

For Proposal No. 1
Election of Directors Nominees Named in this Proxy Statement - directors will be elected if the number of votes cast at the Annual Meeting for the nominee's election exceeds the number of votes cast against the nominee's election. Abstentions and "broker non-votes" (as defined below) will have no effect on Proposal No. 1.

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm for 2023- requires the affirmative vote of the holders of a majority of the voting power of the stock, present or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 2. While there should be no "broker non-votes" in respect of this proposal, any such broker non-votes will have no effect on this Proposal No. 2.

Proposal No. 3
Advisory Vote to Approve the Compensation of our Named Executive Officers (the "Say-on-Pay" vote) - requires the affirmative vote of the holders of a majority of the voting power of the stock present represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 3. "Broker non-votes" will have no effect on this Proposal No. 3. This advisory vote is not binding on the Board. However, the Board of Directors and the Compensation Committee will review and consider the voting results when evaluating our executive compensation programs and making compensation decisions.

Proposal No. 4
Vote to Indicate, on an Advisory and Non-Binding Basis, the Preferred Frequency of Future Stockholder Advisory Votes to Approve the Compensation of Our Named Executive Officers (the "Say-on-Frequency" vote) - requires the affirmative vote of the holders of a majority of the voting power of the stock present or represented by proxy and entitled to vote on the matter. Stockholders will be able to vote for EVERY YEAR, EVERY 2 YEARS, or EVERY 3 YEARS, or ABSTAIN. Abstentions will have the same effect as votes against this Proposal No. 4. "Broker non-votes" will have no effect on this Proposal No. 4. However, because this proposal has three possible substantive responses (EVERY YEAR, EVERY 2 YEARS, and EVERY 3 YEARS), if none of the frequency alternatives receives the affirmative vote of the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote on the matter, we will consider stockholders to have recommended the frequency that receives a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter.

Proposal No. 5
Amendment of the Company's Certificate of Incorporation to Declassify the Board and Phase-In Annual Elections - requires the affirmative vote of the holders of at least 66²/3% of the voting power of the stock outstanding and entitled to vote on the matter. Abstentions and "broker non-votes" will have the same effect as votes against this Proposal No. 5.

Proposal No. 6
Amendment of the Company's Certificate of Incorporation to Remove the Supermajority Voting Requirements to Amend Certain Provisions of the Company's Certificate of Incorporation and Bylaws - requires the affirmative vote of the holders of at least 66²/3% of the voting power of the stock outstanding and entitled to vote on the matter. Abstentions and "broker non-votes" will have the same effect as votes against this Proposal No. 6.

Proposal No. 7
Amendment of the Company's Certificate of Incorporation to Add a Federal Forum Selection Provision for Causes of Action under the Securities Act of 1933 - requires the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote on the matter. Abstentions and "broker non-votes" will have the same effect as votes against this Proposal No. 7.

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Notice of Internet Availability of Proxy Materials

As permitted by the rules of the SEC, we are making the proxy materials available to our stockholders primarily electronically via the Internet rather than mailing printed copies of these materials to each stockholder. The Company believes that this process expedites stockholders' receipt of the proxy materials, lowers the costs incurred by the Company for the 2023 Annual Meeting and helps to conserve natural resources.

On or about April 21, 2023, we mailed the Notice in the form of a mailing titled "Important Notice Regarding the Availability of Proxy Materials." The Notice contains instructions on how to access the Proxy Materials on the Internet and how to vote.
If you received the Notice by mail, you will not be receiving a printed copy of the proxy materials unless you request a printed copy, currently or on an ongoing basis. If you received the Notice by mail and would like to receive a paper or email copy of the proxy materials, follow the instructions on the Notice. Stockholders who requested paper copies of the proxy materials or previously elected electronic receipt, did not receive the Notice and will receive the proxy materials in the format requested.

How You Can Access the Proxy Materials Electronically or Sign Up for Electronic Delivery and Donate to Conservation International

We would like to encourage stockholders to help us reduce the environmental impact of our annual meeting. This Proxy Statement and our Annual Report may be viewed online at www.proxyvote.com. Stockholders can also sign up to receive proxy materials electronically by visiting www.proxyvote.com. SolarEdge will make a $1.00 donation to Conservation International for every stockholder who signs up for electronic delivery.
Go paperless and help Conservation International empower societies to care for nature responsibly and sustainably.

Voting Your Shares

If you are a registered holder, meaning that you hold our stock directly (not through a bank, broker or other nominee), you may vote at the Annual Meeting or in advance of the Annual Meeting by telephone or electronically via the Internet by following the instructions included in the Notice or by completing, dating and signing the proxy card and promptly returning it in the enclosed envelope if you request and receive (or previously requested and received) a hard copy of the proxy materials. All signed, returned proxies that are not revoked will be voted in accordance with the instructions contained therein. Signed proxies that give no instructions as to how they should be voted on a particular proposal at the Annual Meeting will be counted as votes "FOR" each of the nominees in Proposal No. 1, "FOR" Proposal Nos. 2 and 3, "FOR" "EVERY YEAR" on Proposal No. 4 and "FOR" Proposal Nos. 5, 6 and 7.

If your shares are held through a bank, broker or other nominee, you are considered the beneficial owner of those shares. You may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that nominee. You must obtain a legal proxy from the nominee that holds your shares if you wish to vote in person at the Annual Meeting. If you do not provide voting instructions to your broker in advance of the Annual Meeting, applicable rules grant your broker discretionary authority (but do not require the broker) to vote on proposals deemed to be "routine" by the New York Stock Exchange ("NYSE"), Brokers do not have discretionary authority to vote on "non-routine" matters. As such, "broker non-votes" occur when a person holding shares in street name does not provide instructions as to how to vote those shares and the broker lacks the authority to vote uninstructed shares at its discretion. Whether a proposal is considered "routine" or "non-routine" is subject to the NYSE rules and final determination by the stock exchange. Even with respect to discretionary matters, some brokers may choose not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other nominee regarding how to vote your shares on all proposals to ensure that your vote is counted.

In the event that sufficient votes in favor of the proposals are not received by the date of the Annual Meeting, the chairperson of the meeting, or the holders of the majority of the voting power of the stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, shall have power to adjourn or recess the Annual Meeting to permit further solicitations of proxies.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting by telephone or Internet should understand that there may be costs associated with telephonic or electronic access, such as usage charges from telephone companies and Internet access providers, which must be borne by the stockholder.

 
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Expenses of Solicitation

The expenses of soliciting proxies to be voted at the Annual Meeting will be paid by the Company. Following the original mailing of the Notices, the proxies and other soliciting materials, as applicable, proxies may be solicited on our behalf by directors, officers or employees of the Company, without additional remuneration, in person, by telephone or by email. Following the original mailing of the Notice, the proxies and other soliciting materials, as applicable, the Company will request that banks, brokers and other nominees forward copies of the Notice, the proxy and other soliciting materials, as applicable, to persons for whom they hold shares of common stock and request authority for the exercise of proxies. We will reimburse banks, brokers and other nominees for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Revocability of Proxies

Any person submitting a proxy has the power to revoke it at any time prior to voting being concluded at the Annual Meeting. A proxy may be revoked by a writing delivered to the Company stating that the proxy is revoked, by a subsequent vote or proxy that is submitted via telephone or Internet, or by attendance at the Annual Meeting and voting in person. In order for beneficial owners to change any of your previously provided voting instructions, you must contact your bank, broker or other nominee directly.

Delivery of Documents to Stockholders Sharing an Address

Some banks, brokers and other nominee record holders may have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding" under which multiple stockholders who share the same address will receive only one copy of the Notice, Annual Report or Proxy Statement, as applicable. We will promptly deliver a separate copy of the Notice, Annual Report or the proxy materials, as applicable, to you if you notify us by telephone at 972 (9) 957-6620, by mail at SolarEdge Technologies, Inc. at, 1 HaMada Street, Herziliya Pituach 4673335, Israel, or by email at investors@solaredge.com. You also may request additional copies of the Notice or the proxy materials, or for stockholders sharing an address that are currently receiving multiple copies, request a single copy of the Notice, Annual Report, or proxy materials, by notifying us in writing or by telephone at the same address, email address, or telephone number. Stockholders with shares registered in the name of a brokerage firm or bank should contact their brokerage firm or bank to request information about householding or to opt in or out of householding.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act and SEC rules require our directors, executive officers, and persons who own more than 10% of any class of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Based solely on our review of the reports filed during the year ended December 31, 2022, we determined that all required reports have been properly and timely filed other than the following Form 4s, due to administrative errors and the fact that the Company's headquarters in Israel work Sundays through Thursdays: five for Mr. Adest reporting late five transactions, three for Mr. Lando reporting late three transactions, two for Mr. Bechor reporting late two transactions, two for Mr. Faier reporting late two transactions, two for Mrs. Prishkolnik reporting late two transactions and one for Mr. Galin reporting late one transaction. The Company continues to take measures to prevent these delays in the future.

Stockholder Proposals for the 2024 Annual Meeting

Rule 14a-8 Proposals. Stockholder proposals for inclusion under Rule 14a-8 in the Company's 2024 proxy statement for the proxy relating to our 2024 annual meeting of stockholders (the "2024 Annual Meeting") must be received by the Company at the principal executive offices of the Company no later than the close of business on December 23, 2023. Such proposals also must comply with the other rules of the Securities and Exchange Commission relating to Rule 14a-8 stockholders' proposals.

Advance Notice Proposals and Nominations. In addition, any stockholder seeking to bring business before the 2024 Annual Meeting outside of Rule 14a-8 of the Exchange Act or to nominate a director under the advance notice provisions of our Amended and Restated Bylaws (the "Bylaws") must provide timely notice of such proposal of business or nomination to the Company's Corporate Secretary. Specifically, written notice of any such proposed business or nomination (including information required under Rule 14a-19) must be delivered to the Company's Corporate Secretary at our principal executive offices no earlier than the close of business on February 2, 2024, and no later than the close of business March 3, 2024.

In the event that the date of our 2024 Annual Meeting is more than 30 days before or more than 30 days after the anniversary date of our 2023 Annual Meeting of Stockholders, timely notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the 2024 annual meeting and not later than the close of business on the later of the 90th day prior to the 2024 annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by the Company.

 

A stockholder's notice to the Corporate Secretary of the Company must be in proper written form and must include the information and consents required by our Bylaws (including information required under Rule 14a-19) related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination or proposal is made, and each person whom the stockholder proposes to nominate for election as a director, or the business desired to be brought before the meeting.

A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Corporate Secretary of the Company at 1 Hamada Street Herziliya, Israel, 4673335.

Directors' Attendance at Annual Stockholder Meetings

The Company encourages members of its Board to attend its annual stockholder meetings. Five members of the Company's Board attended the Company's 2022 annual stockholder meeting.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and so far, as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the meeting, please vote by telephone or via the Internet or by completing, dating, signing, and promptly returning the proxy card if you request and receive (or requested and received) a form of proxy, so that your shares may be represented at the meeting. Directions to the Annual Meeting can be obtained by contacting our Investor Relations department at investors@solaredge.com.

Where You Can Find More Information

The Company files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

We make available free of charge on or through our website, our reports and other information filed with or furnished to the SEC and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC's Internet website, www.sec.gov, also contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC.

WE WILL PROVIDE, WITHOUT CHARGE, ON THE WRITTEN REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022, INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13A-1. STOCKHOLDERS SHOULD DIRECT SUCH REQUESTS TO THE COMPANY'S SECRETARY AT SOLAREDGE TECHNOLOGIES, INC., 1 HAMADA STREET, HERZILIYA PITUACH 4673335, ISRAEL, OR BY EMAIL AT INVESTORS@SOLAREDGE.COM.

 

APPENDIX A
Reconciliation of GAAP Net Income and Diluted EPS to NON-GAAP Net Income and Diluted EPS
U.S. dollars in thousands (except share and per share data)

	Reconciliation of GAAP to Non-GAAP Net income Year ended	
	December 31, 2022	December 31, 2021
Net income (GAAP)	93,779	169,170
Revenues from finance component	(614)	(418)
Cost of product adjustment	4,314	----
Stock-based compensation	145,539	102,593
Amortization and depreciation of acquired assets	9,478	10,812
Loss (gain) from assets sale and disposal	(1,053)	(117)
Goodwill impairment and other operating expenses, net	117,941	1,350
Notes due 2025	2,916	2,903
Noncash interest	7,038	5,771
Unrealized gains (losses)	(170)	(541)
Currency fluctuation related to lease standard	(11,187)	2,007
Gain from sale of investment in privately held company	(7,719)	----
Uncertain tax positions	-	(9,007)
Deferred taxes	(9,067)	(11,639)
Net income (non-GAAP)	**351,195**	**272,884**

	Reconciliation of GAAP to Non-GAAP Net diluted earnings per share	
	December 31, 2022	December 31, 2021
Net diluted earnings per share (GAAP)	1.65	3.06
Revenues from finance component	(0.01)	(0.01)
Cost of product adjustment	0.08	----
Stock-based compensation	2.43	1.77
Amortization and depreciation of acquired assets	0.16	0.19
Loss (gain) from assets sale and disposal	(0.02)	----
Goodwill impairment and other operating expenses, net	2.00	0.02
Notes due 2025	0.01	0.02
Noncash interest	0.12	0.10
Unrealized gains (losses)	-	(0.01)
Currency fluctuation related to lease standard	(0.19)	0.03
Gain from sale of investment in privately held company	(0.13)	-
Uncertain tax positions	-	(0.16)
Deferred taxes	(0.15)	(0.20)
Net diluted earnings per share (non-GAAP)	**5.95**	**4.81**

 
solaredge

APPENDIX B-1
Declassification Amendment

Subject to approval by the requisite vote of stockholders of the Company, Section 5.2 of Article V of the Amended and Restated Certificate of Incorporation of SolarEdge Technologies, Inc. would be amended to read in their entirety as follows, with additions indicated by double underlining and deletions indicated by strikeouts:

Section 5.2 Classification.

(a) ~~Effective upon the date of filing of this Amended and Restated Certificate of Incorporation (the "Effective Date"), the~~The Board of Directors (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation) (the "Preferred Stock Directors")) shall be and are divided into three classes, ~~as nearly equal in number as possible,~~ with the terms of the class designated ~~Class I, Class II and~~ as the "Class III. ~~Class I"~~ directors ~~shall initially serve until the first~~expiring at the 2024 annual meeting of stockholders ~~following the Effective Date; Class II~~, the terms of the class designated as the "Class I" directors ~~shall initially serve until the second~~expiring at the 2025 annual meeting of stockholders ~~following the Effective Date; and Class III directors shall initially serve until the third~~, and the terms of the class designated as the "Class II" directors expiring at the 2026 annual meeting of stockholders ~~following the Effective Date. Commencing with the first~~; provided that such division of directors into classes shall terminate upon the election of directors at the 2026 annual meeting of stockholders ~~following the Effective Date, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. In~~. Each director elected by the stockholders at the 2024 annual meeting of stockholders and thereafter shall serve for a term expiring at the next succeeding annual meeting of stockholders. Directors shall hold office until their successors have been duly elected and qualified, subject however, to prior death, resignation, disqualification or removal from office. Until the election of directors at the 2026 annual meeting of stockholders, in case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors), the number of directors in each class shall be apportioned ~~as nearly equal as possible. The Board of Directors is authorized to assign members of~~in the manner determined by the Board of Directors ~~already in office to Class I, Class II or Class III, with such assignment becoming effective as of the Effective Date~~.

(b) Subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the ~~remaining~~ directors then in office, even though less than a quorum of the Board of Directors, or by the sole remaining director. ~~Any~~Subject to the rights of the holders of any outstanding series of Preferred Stock, any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, provided, however, that, each director so chosen after the election of directors at the 2026 annual meeting of stockholders shall serve for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

(c) Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), any director~~, or the entire Board of Directors~~, may be removed ~~from office at any time, but only for cause and only~~ by the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote thereon (i) until the election of directors at the 2026 annual meeting of stockholders, only for cause and (ii) from and after the election of directors at the 2026 annual meeting of stockholders, with or without cause.

(d) During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. In case any vacancy shall occur among the Preferred Stock Directors, a successor may be elected by the holders of Preferred Stock pursuant to said provisions. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

 

APPENDIX B-2
Elimination of Supermajority Voting Requirements Amendment

Subject to approval by the requisite vote of stockholders of the Company, Sections 9.1 and 9.2 of Article IX of the Amended and Restated Certificate of Incorporation of SolarEdge Technologies, Inc. would be amended to read in their entirety as follows, with additions indicated by double underlining and deletions indicated by strikeouts:

Article IX
AMENDMENT

Section 9.1   Amendment of Certificate of Incorporation. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation~~; provided, however, that except as otherwise provided in this Certificate of Incorporation and in addition to any requirements of law, the affirmative vote of the holders of at least 66²/3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal, or adopt any provision inconsistent with Article IV, Article V, Article VI, Article VII, or this Article IX~~.

Section 9.2   Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. Except as otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation, and in addition to any requirements of law, the affirmative vote of the holders of at least ~~66²/3%~~<u>a majority</u> of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, ~~Section 2.2, Section 2.10, Section 2.11, Article III, Article VI, Section 7.6 or Article X of~~ the Bylaws<u> of the Corporation</u>.

  

solaredge

APPENDIX B-3
Federal Forum Selection for the Securities Act Claims Amendment

Subject to approval by the requisite vote of stockholders of the Company, Article XI of the Amended and Restated Certificate of Incorporation of SolarEdge Technologies, Inc. would be amended to read in their entirety as follows, with additions indicated by double underlining and deletions indicated by strikeouts:

ARTICLE XI
FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation ~~consents~~, in writing, selects or consents to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by current or former any director, officer or employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). In addition, unless the Corporation, in writing, selects or consents to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any complainant asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

 
solaredge



SOLAREDGE TECHNOLOGIES, INC.
1 HAMADA ST.
HERZLIYA PITUACH 4673335
ISRAEL

 
SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 31, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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Proxy materials and other stockholder communications will be sent to the email address provided. E-delivery will begin with the next communication. Your enrollment will remain in effect as long as you are a stockholder and your email account is active or until you choose to cancel.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

— V06847-P87123 — — — — — — — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

SOLAREDGE TECHNOLOGIES, INC.

Company Proposals

The Board of Directors recommends you vote FOR each of the following nominees:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Marcel Gani	☐	☐	☐
1b. Tal Payne	☐	☐	☐

The Board of Directors recommends you vote FOR Proposals 2 and 3:

	For	Against	Abstain
2. Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm for the year ending December 31, 2023.	☐	☐	☐
3. Approval of, on an advisory and non-binding basis, the compensation of our named executive officers (the "Say-on-Pay" vote).	☐	☐	☐

The Board of Directors recommends a vote for EVERY YEAR with respect to Proposal 4:

	Every Year	Every 2 Years	Every 3 Years	Abstain
4. Vote, on an advisory and non-binding basis, on the preferred frequency of future stockholder advisory votes to approve the compensation of our named executive officers (the "Say-on-Frequency" vote).	☐	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

The Board of Directors recommends you vote FOR Proposals 5, 6 and 7:

	For	Against	Abstain
5. Approval of an amendment to the Company's certificate of incorporation to declassify the Board and phase-in annual director elections.	☐	☐	☐
6. Approval of an amendment to the Company's certificate of incorporation to remove the supermajority voting requirements to amend certain provisions of the Company's certificate of incorporation and bylaws.	☐	☐	☐
7. Approval of an amendment to the Company's certificate of incorporation to add a federal forum selection provision for causes of action under the Securities Act of 1933.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on June 1, 2023:
The 2023 Notice and Proxy Statement and 2022 Annual Report are available at www.proxyvote.com.

V06848-P87123

SOLAREDGE TECHNOLOGIES, INC.
Hamada 1
Herzliya Pituach, Israel
Annual Meeting of Stockholders
June 1, 2023, 9:00 a.m. EST

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Zvi Lando and Rachel Prishkolnik, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of SolarEdge Technologies, Inc., to be held at 200 Park Ave,New York, NY 10166, and at any adjournments or postponements thereof.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Stockholders or any adjournment or postponement thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Meeting of Stockholders by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable to serve or for good cause will not serve).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy, when properly executed, will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on reverse side.)



2023 Annual Meeting
and Proxy Statement

solaredge